Exhibit 99.4

Asciano Limited

ABN 26 123 652 862

Financial report

For the year ended 30 June 2014

Asciano comprises Asciano Limited (ABN 26 123 652 862) and its controlled entities.

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1	ASCIANO LIMITED FINANCIAL REPORT
FOR THE YEAR ENDED 30 JUNE 2014

2	ASCIANO LIMITED FINANCIAL REPORT
FOR THE YEAR ENDED 30 JUNE 2014

Consolidated Statement of Profit or Loss

For the year ended 30 June 2014

	Note	2014 $M	RESTATED[1] 2013 $M
Revenue from services rendered	8	3,926.1	3,688.2
Other income	8	68.5	56.6
Share of net profit of joint ventures	19	14.9	17.3
Operating expenses excluding depreciation and amortisation	10	(3,018.1)	(2,784.4)

Profit before depreciation, amortisation, net finance costs and tax		991.4	977.7
Depreciation	10	(360.8)	(265.9)
Amortisation	10	(46.6)	(44.8)

Profit before net finance costs and tax		584.0	667.0
Finance income	9	2.4	17.5
Finance expense	9	(227.7)	(217.2)

Profit before tax		358.7	467.3
Tax expense	11	(101.7)	(130.5)

Profit after tax		257.0	336.8

Attributable to:
Owners of Asciano Limited	28	254.4	334.4
Non-controlling interests		2.6	2.4

		257.0	336.8

Earnings per Parent share
Basic – cents	7	26.1	34.3
Diluted – cents	7	26.1	34.2

1.	The restatement relates to the adoption of the amended accounting standard AASB 119 Employee Benefits (2011), as outlined in note 1(f).

The above Consolidated Statement of Profit or Loss should be read in conjunction with the accompanying notes.

3	ASCIANO LIMITED FINANCIAL REPORT
FOR THE YEAR ENDED 30 JUNE 2014

Consolidated Statement of Comprehensive Income

For the year ended 30 June 2014

	Note	2014 $M	RESTATED[1] 2013 $M
Profit after tax		257.0	336.8

Other comprehensive (loss)/income
Items that will not be reclassified to profit or loss:
Defined benefit superannuation funds actuarial (losses)/gains	29	(6.3)	6.0
Income tax on items that will not be reclassified to profit or loss		1.9	(2.0)

Total items that will not be reclassified to profit or loss net of tax		(4.4)	4.0
Items that may be reclassified subsequently to profit or loss:
Effective portion of changes in fair value of cash flow hedge		(72.9)	46.1
Net loss on change in fair value of cash flow hedge reclassified to profit or loss		—	(1.1)
Foreign currency translation differences for foreign operations		0.6	2.1
Income tax benefit/(expense) on items that may be reclassified subsequently to profit or loss		22.5	(13.3)

Total items that may be reclassified subsequently to profit or loss net of tax		(49.8)	33.8

Other comprehensive (loss)/income net of tax		(54.2)	37.8

Total comprehensive income		202.8	374.6

Total comprehensive income attributable to:
Owners of Asciano Limited		200.2	372.2
Non-controlling interests		2.6	2.4

		202.8	374.6

1.	The restatement relates to the adoption of the amended accounting standard AASB 119 Employee Benefits (2011), as outlined in note 1(f).

The above Consolidated Statement of Comprehensive Income should be read in conjunction with the accompanying notes.

4	ASCIANO LIMITED FINANCIAL REPORT
FOR THE YEAR ENDED 30 JUNE 2014

Consolidated Statement of Financial Position

As at 30 June 2014

	Note	2014 $M	RESTATED[1] 2013 $M
Current assets
Cash and cash equivalents	12	167.3	29.7
Trade and other receivables	14	429.2	392.4
Prepayments	15	25.7	30.9
Inventories	16	33.3	29.3
Derivative financial assets	17	4.1	12.5

Total current assets		659.6	494.8

Non-current assets
Trade and other receivables	14	58.1	55.4
Prepayments	15	2.2	4.3
Inventories	16	31.6	40.5
Derivative financial assets	17	165.9	231.0
Net deferred tax assets	18	109.2	72.0
Equity accounted investments	19	30.9	28.4
Property, plant and equipment	20	4,306.7	3,926.4
Intangible assets	21	2,810.3	2,793.8
Other assets		1.7	1.9

Total non-current assets		7,516.6	7,153.7

Total assets		8,176.2	7,648.5

Current liabilities
Trade and other payables	22	464.4	393.6
Loans and borrowings	23	0.6	0.6
Derivative financial liabilities	24	61.4	29.1
Current tax liabilities	18	10.4	52.1
Provisions and employee benefits	25	276.2	235.8

Total current liabilities		813.0	711.2

Non-current liabilities
Trade and other payables	22	136.1	132.3
Loans and borrowings	23	3,370.0	3,070.3
Derivative financial liabilities	24	57.8	19.3
Provisions and employee benefits	25	83.1	93.1

Total non-current liabilities		3,647.0	3,315.0

Total liabilities		4,460.0	4,026.2

Net assets		3,716.2	3,622.3

Equity
Contributed equity	26	8,609.3	8,606.1
Reserves	27	(4,721.2)	(4,703.5)
Accumulated losses	28	(189.3)	(295.1)

Equity attributable to owners of Asciano Limited		3,698.8	3,607.5
Non-controlling interests		17.4	14.8

Total equity		3,716.2	3,622.3

1.	The restatement relates to the adoption of the amended accounting standard AASB 119 Employee Benefits (2011), as outlined in note 1(f).

The above Consolidated Statement of Financial Position should be read in conjunction with the accompanying notes.

5	ASCIANO LIMITED FINANCIAL REPORT
FOR THE YEAR ENDED 30 JUNE 2014

Consolidated Statement of Changes in Equity

For the year ended 30 June 2014

2014 $M	Contributed equity	Reserves	Retained earnings	Total	Non- controlling interests	Total
Restated balance at 1 July 2013[1]	8,606.1	(4,703.5)	(295.1)	3,607.5	14.8	3,622.3

Profit after tax	—	—	254.4	254.4	2.6	257.0
Other comprehensive income (“OCI”):
Net movement in cash flow hedge reserve	—	(72.9)	—	(72.9)	—	(72.9)
Defined benefit superannuation funds actuarial losses	—	—	(6.3)	(6.3)	—	(6.3)
Foreign currency translation differences for foreign operations	—	0.6	—	0.6	—	0.6
Income tax benefit on OCI	—	22.5	1.9	24.4	—	24.4

Total comprehensive income	—	(49.8)	250.0	200.2	2.6	202.8

Treasury shares allocated	7.9	—	—	7.9	—	7.9

Treasury shares acquired	(4.7)	—	—	(4.7)	—	(4.7)

Transactions with owners in their capacity as owners:
Profits transferred to profit reserve	—	144.2	(144.2)	—	—	—
Dividends paid	—	(117.0)	—	(117.0)	—	(117.0)
Employee equity benefits	—	4.9	—	4.9	—	4.9

	—	32.1	(144.2)	(112.1)	—	(112.1)

Balance at 30 June 2014	8,609.3	(4,721.2)	(189.3)	3,698.8	17.4	3,716.2

2013 $M
Restated balance at 1 July 2012[1]	8,604.7	(4,894.9)	(388.4)	3,321.4	12.4	3,333.8

Profit after tax	—	—	334.4	334.4	2.4	336.8
Other comprehensive income:
Net movement in cash flow hedge reserve	—	45.0	—	45.0	—	45.0
Defined benefit superannuation funds actuarial gains	—	—	6.0	6.0	—	6.0
Foreign currency translation differences for foreign operations	—	2.1	—	2.1	—	2.1
Income tax benefit on OCI	—	(13.3)	(2.0)	(15.3)	—	(15.3)

Total comprehensive income	—	33.8	338.4	372.2	2.4	374.6

Treasury shares allocated	1.4	—	—	1.4	—	1.4

Transactions with owners in their capacity as owners:
Profits transferred to profit reserve	—	244.9	(244.9)	—	—	—
Dividends paid	—	(90.2)	(0.2)	(90.4)	—	(90.4)
Employee equity benefits	—	2.9	—	2.9	—	2.9

	—	157.6	(245.1)	(87.5)	—	(87.5)

Restated balance at 30 June 2013[1]	8,606.1	(4,703.5)	(295.1)	3,607.5	14.8	3,622.3

1.	The restatement relates to the adoption of the amended accounting standard AASB 119 Employee Benefits (2011), as outlined in note 1(f).

The above Consolidated Statement of Changes in Equity should be read in conjunction with the accompanying notes.

6	ASCIANO LIMITED FINANCIAL REPORT
FOR THE YEAR ENDED 30 JUNE 2014

Consolidated Statement of Cash Flows

For the year ended 30 June 2014

	Note	2014 $M	2013 $M
Operating cash flows
Receipts from customers		4,435.3	4,215.9
Payments to suppliers and employees		(3,485.7)	(3,246.7)
Interest and other costs of finance paid		(200.4)	(224.8)
Interest received		2.4	4.9
Dividends received from joint ventures		12.2	18.6
Net income tax payments		(157.0)	(170.4)

Net operating cash inflows	13	606.8	597.5

Investing cash flows
Payments for property, plant and equipment and intangible assets		(701.2)	(613.2)
Proceeds from sale of property, plant and equipment and intangible assets		81.5	27.2
Acquisition of subsidiaries, net of cash acquired	5	(84.8)	(39.0)
Repayment of subsidiary loan		—	(13.1)
Proceeds on disposal of associate investment		—	1.1
Repayment of loans by joint ventures		0.5	—

Net investing cash outflows		(704.0)	(637.0)

Financing cash flows
Treasury shares acquired	26	(4.7)	—
Proceeds from exercise of share options		5.2	0.2
Proceeds from GBP bond issuance, net of transaction costs		511.8	—
Payment of finance lease liabilities		(0.5)	—
Repayments of borrowings		(715.0)	(160.0)
Drawdown of borrowings		555.0	170.0
Dividends paid	6	(117.0)	(90.4)

Net financing cash inflows/(outflows)		234.8	(80.2)

Net increase/(decrease) in cash and cash equivalents		137.6	(119.7)
Cash and cash equivalents at the beginning of the year		29.7	149.4

Cash and cash equivalents at the end of the year	12	167.3	29.7

The above Consolidated Statement of Cash Flows should be read in conjunction with the accompanying notes.

7	ASCIANO LIMITED FINANCIAL REPORT
FOR THE YEAR ENDED 30 JUNE 2014

1. Summary of significant accounting policies

Reporting entity

The consolidated financial statements comprise the financial statements of the consolidated entity (“Asciano”) consisting of Asciano Limited (“Parent”) and its controlled entities (together “the Group”). Asciano Limited is a company domiciled in Australia. Asciano Limited is primarily involved in the ownership and management of port and rail assets and associated operations and services.

The consolidated financial statements were authorised for issue by the Board of Directors on 21 August 2014.

The significant accounting policies that have been adopted in the preparation of these consolidated financial statements are set out below.

Basis of preparation

This general purpose financial report has been prepared in accordance with Australian Accounting Standards, including the Australian Accounting Interpretations adopted by the Australian Accounting Standards Board (“AASB”), and the Corporations Act 2001. The consolidated financial statements of Asciano comply with the International Financial Reporting Standards (“IFRS”) and the interpretations adopted by the International Accounting Standards Board (“IASB”). Asciano Limited is a for-profit entity for the purpose of preparing the financial statements.

Going concern

Asciano has a net current asset deficiency at 30 June 2014 of $153.4 million. Given that Asciano has an unutilised syndicated revolving credit facility of $650 million maturing in October 2019, the Directors believe Asciano has the capacity to pay its debts in full as and when they fall due.

Change in accounting policy

The Group has adopted the following new standards and amendments to standards, including any consequential amendments to other standards, with a date of initial application of 1 July 2013.

(a)	Disclosures – Offsetting Financial Assets and Financial Liabilities

(b)	AASB 10 Consolidated Financial Statements (2011)

(c)	AASB 11 Joint Arrangements

(d)	AASB 12 Disclosure of Interests in Other Entities

(e)	AASB 13 Fair Value Measurement

(f)	AASB 119 Employee Benefits (2011)

(g)	Recoverable Amount Disclosures for Non-Financial Assets (Amendments to AASB 136) (2013)

The nature and the effect of the changes are further explained below.

(a) Offsetting of financial assets and financial liabilities

As a result of adopting the amendments to AASB 7, Asciano has expanded its disclosures about the offsetting of financial assets and liabilities (refer to note 3(g)).

(b) Subsidiaries

As a result of adopting AASB 10 (2011), the Group has changed its accounting policy for determining whether it has control over and consequently whether it consolidates its investees. AASB 10 (2011) introduces a new control model that is applicable to all investees, by focusing on whether the Group has power over an investee, exposure or rights to variable returns from its involvement with the investee and ability to use its power to affect those returns. In particular, AASB 10 (2011) requires the Group to consolidate investees that it controls on the basis of de facto circumstances.

In accordance with the transitional provisions of AASB 10 (2011), the Group reassessed the control conclusion for its investees at 1 July 2013 and this has not resulted in any changes to the control conclusion for existing investees.

(c) Joint arrangements

As a result of adopting AASB 11, the Group has changed its accounting policy for its interests in joint arrangements. Under AASB 11, the Group classifies its interests in joint arrangements as either joint operations or joint ventures depending on the Group’s rights to the assets and obligations for the liabilities of the arrangements. When making this assessment, the Group considers the structure of the arrangements, the legal form of any separate vehicles, the contractual terms of the arrangements and other facts and circumstances. Previously, the structure of the arrangement was the sole focus of classification.

The Group has re-evaluated its joint arrangements. Notwithstanding the above, the new accounting standard has not resulted in any changes to the accounting treatment of existing joint arrangements.

8	ASCIANO LIMITED FINANCIAL REPORT
FOR THE YEAR ENDED 30 JUNE 2014

1. Summary of significant accounting policies (continued)

(d) Disclosure of interests in other entities

As a result of adopting AASB 12, Asciano has materially complied with its disclosures about its interests in equity accounted investments (refer to note 19).

(e) Fair value measurement

AASB 13 establishes a single framework for measuring fair value and making disclosures about fair value measurements, when such measurements are required or permitted by other AASBs. In particular, it unifies the definition of fair value as the price at which an orderly transaction to sell an asset or to transfer a liability would take place between market participants at the measurement date. It also replaces and expands the disclosure requirements about fair value measurements in other AASBs, including AASB 7 Financial Instruments: Disclosures. The Group has included additional disclosures in this regard (refer to note 3(b)).

In accordance with the transitional provisions of AASB 13, the Group has applied the new fair value measurement guidance prospectively, and has not provided any comparative information for new disclosures. Notwithstanding the above, the change has resulted in an additional $8.0 million finance expense (before tax) for the year ended 30 June 2014, which arose from application of the new fair measurement guidance to the Group’s derivative financial assets and liabilities.

(f) Defined benefit plans

As a result of adopting AASB 119 (2011), the Group has changed its accounting policy with respect to the basis for determining the income or expense related to defined benefit plans.

Under the new standard and effective from 1 July 2013, the Group determines the net interest expense (income) for the period on the net defined benefit liability (asset) by applying the same discount rate used to measure the defined benefit obligation at the beginning of the annual period to the then net defined benefit liability (asset) after taking into account contributions and benefit payments during the period. Consequently, the net interest recognised in the statement of profit or loss now comprises:

•	interest cost on the defined benefit obligation at the start of the period; and

•	interest income on plan assets during the period.

The difference between the actual return on plan assets for the year and the interest income on plan assets is recognised as part of remeasurements within other comprehensive income.

Previously, the Group determined interest income on plan assets based on their long-term rate of expected return.

The following table summarises the adjustments made to the statement of financial position on implementation of the new accounting standard:

	Deferred tax asset $M	Trade and other payables (non-current) $M	Accumulated losses $M
Balance at 30 June 2012	97.5	126.0	(374.8)
Impact of the changes in accounting policy	5.8	19.4	(13.6)

Restated balance at 30 June 2012	103.3	145.4	(388.4)

Balance at 30 June 2013	66.6	114.4	(282.6)
Impact of the changes in accounting policy	5.4	17.9	(12.5)

Restated balance at 30 June 2013	72.0	132.3	(295.1)

9	ASCIANO LIMITED FINANCIAL REPORT
FOR THE YEAR ENDED 30 JUNE 2014

1. Summary of significant accounting policies (continued)

The effect on the statement of profit or loss is as follows:

	2014 $M	2013 $M
Increase in employee benefits expense	(8.8)	(7.9)
Decrease in tax expense	2.6	2.3

Decrease in profit	(6.2)	(5.6)

The effect on the statement of other comprehensive income is as follows:

Decrease in defined superannuation funds actuarial losses	8.8	9.5
Decrease in income tax benefit on other comprehensive income	(2.6)	(2.9)

Increase in other comprehensive income	6.2	6.6

The change in accounting policy also resulted in a reduction of the prior year basic earnings per share from 34.9 cents to 34.3 cents and a reduction in the diluted earnings per share from 34.8 cents to 34.2 cents for the comparative period.

(g) Disclosures of recoverable amount for non-financial assets

As a result of the early adoption of AASB 2013-3 the requirement to disclose the recoverable amount of all cash-generating units that contain goodwill or identifiable assets with indefinite lives, regardless of impairments, has been removed. Additional requirements as a result of AASB 2013-3 are not applicable as Asciano uses the value in use valuation method.

Historical cost convention

These consolidated financial statements have been prepared under the historical cost basis except for the following material items:

•	derivative financial assets and liabilities are measured at fair value; and

•	a liability or asset in respect of defined benefit superannuation funds is measured as the present value of the defined benefit obligation less the fair value of the superannuation fund’s assets and any unrecognised past service cost.

Functional and presentation currency

These consolidated financial statements are presented in Australian dollars, which is the Parent’s functional currency.

Rounding of amounts

Asciano is of a kind referred to in Class Order 98/100, issued by the Australian Securities and Investments Commission, relating to the rounding off of amounts in the financial report. Amounts in the financial report have been rounded off in accordance with that class order to the nearest one hundred thousand dollars, or in certain cases, to the nearest one thousand dollars.

Principles of consolidation

Non-controlling interests

Other non-controlling interests are interests in partly owned subsidiaries, which are not held either directly or indirectly by Asciano Limited.

Business combinations involving entities under common control

The opening Statement of Financial Position of Asciano, as at its formation on 15 June 2007, reflected the then book values for assets and liabilities acquired from Toll’s consolidated accounting records. As a common control transaction, the demerger did not reflect the fair value of assets and liabilities acquired or any recording of additional goodwill at the time of the formation of Asciano. The difference between the fair value of the consideration given and the carrying value of the assets and liabilities acquired was recognised as a common control reserve.

10	ASCIANO LIMITED FINANCIAL REPORT
FOR THE YEAR ENDED 30 JUNE 2014

1. Summary of significant accounting policies (continued)

Subsidiaries

Subsidiaries are those entities over which Asciano has the power, directly or indirectly, to govern the financial and operating policies generally accompanied by an equity holding of more than half the voting rights. In assessing control, potential voting rights that presently are exercisable or convertible are taken into account.

The financial statements of subsidiaries are included in the consolidated financial statements from the date that control of the subsidiary commences until the date that control ceases.

Inter-entity transactions, balances and unrealised gains on transactions between group entities are eliminated.

Equity accounted investees

A joint venture is an arrangement in which Asciano has joint control whereby the Group has rights to the net assets of the arrangement, rather than rights to its assets and obligations for its liabilities. The financial statements include Asciano’s share of the total recognised gains and losses on an equity accounted basis subsequent to initial recognition at cost, which includes transaction costs.

When Asciano’s share of losses exceeds its interest in a joint venture, Asciano’s carrying amount is reduced to $nil and recognition of further losses is discontinued except to the extent that Asciano has incurred legal or constructive obligations or made payments on behalf of a joint venture.

Unrealised gains on transactions between Asciano and its joint ventures are eliminated to the extent of Asciano’s interest in the joint ventures. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of joint ventures have been changed where necessary to ensure consistency with the policies adopted by Asciano.

Segment reporting

A segment is a distinguishable component of Asciano that participates in business activities from which it may earn revenues and incur expenses. The operating results of the segments are regularly reviewed by the entity’s chief operating decision-maker enabling decisions about the allocation of resources to the segments and assess their performance.

Segment information is comprised of reporting segments delineated according to services. Parts of the business are aggregated into segments where they have similar economic characteristics or are similar in regard to the nature of the services, type or class of customer or methods used to provide the services. The segments are not delineated on a geographical basis as all segments operate Australia-wide.

Asciano comprises the following four segments:

•	PN Coal – consists of the haulage of export coal in bulk quantities from mine to port by rail, and domestic coal from mine to power stations and steelworks in New South Wales, Queensland and South Australia;

•	PN Rail – consists of interstate containerised and bulk rail freight and intermodal terminal services, operating approximately 180 services per week between all mainland state capital cities, and provides non-coal bulk rail services to the Australian grain and industrial sectors;

•	Terminals & Logistics – consists of container stevedoring and associated import/export container supply chain logistics services from ship to destination and origin to ship. This division holds long-term lease concessions at container terminals in Brisbane, Sydney, Melbourne and Perth (Fremantle).

•	Bulk & Automotive Port Services – consists of automotive stevedoring, vehicle processing, transport and storage, bulk and general stevedoring services, port related services and infrastructure management for bulk and general cargo.

Inter-segment pricing is determined on an arm’s length basis.

Segment results, assets and liabilities include items directly attributable to a segment, as well as those that can be allocated on a reasonable basis. Unallocated items comprise mainly investments and related revenue, loans and borrowings and related expenses, corporate assets and head office expenses, and income tax assets and liabilities.

Segment capital expenditure is the total cost incurred during the period to acquire property, plant and equipment, and intangible assets other than goodwill.

11	ASCIANO LIMITED FINANCIAL REPORT
FOR THE YEAR ENDED 30 JUNE 2014

1. Summary of significant accounting policies (continued)

Foreign currency transactions

Transactions in foreign currencies are translated into the entity’s functional currency at the exchange rate at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are retranslated into the respective entity’s functional currency at the exchange rate at that date. Foreign exchange differences arising on translation are recognised in the statement of profit or loss or the statement of comprehensive income where appropriate.

Foreign operations

The assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on acquisition are translated to the functional currency at exchange rates applicable at the reporting date. The income and expenses of foreign operations are translated to Australian dollars at exchange rates at the dates of transactions.

Foreign currency differences are recognised in other comprehensive income, and presented in the foreign currency translation reserve in equity.

Revenue

Revenue is measured at the fair value of the consideration received or receivable net of GST. Revenue is recognised following the provision of the service and/or in accordance with agreed contractual terms in the period in which the service is provided. Amounts disclosed as revenue are net of rebates and amounts collected on behalf of third parties.

Expenses

Operating lease payments

Payments made under operating leases are recognised in the profit or loss on a straight line basis over the term of the lease. Lease incentives received are recognised in the profit or loss as an integral part of the total lease expense and spread over the lease term.

Finance lease payments

Minimum lease payments are apportioned between the finance expense and the reduction of the outstanding liability. The finance expense is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability.

Borrowing costs

Borrowing costs are expensed as incurred unless they relate to qualifying assets. Qualifying assets are assets that take more than 12 months to commission. In these circumstances, borrowing costs are capitalised to the cost of the assets. Capitalisation is based on the period of time that is required to complete and prepare the asset for its intended use.

Finance income and expense

Dividends and distributions are recognised when Asciano’s right to receive payment is established.

Finance income comprises interest income on funds invested, dividend income and gains on hedging instruments that are recognised in profit or loss. Interest income is recognised as it accrues, using the effective interest method.

Finance expense comprises interest expense on loans and borrowings, unwinding of the discount on provisions, losses on hedging instruments that are recognised in profit or loss and impairment losses recognised on financial assets, other than trade receivables. All borrowing costs are recognised in profit or loss using the effective interest method, except for borrowing costs on capitalised qualifying assets that are deferred and amortised over the life of the underlying facilities.

Material items

Material items comprise items of income or expense which are considered to be relevant to explaining the performance of Asciano and are, either individually or in aggregate, material to Asciano. Such items are likely to include, but are not restricted to, gains or losses on the sale or termination of operations, the cost of significant Asciano-wide reorganisations or restructurings, accelerated depreciation charges to tangible assets and write-off of deferred establishment costs. This information assists the users of Asciano’s financial statements in their understanding of the underlying business results.

12	ASCIANO LIMITED FINANCIAL REPORT
FOR THE YEAR ENDED 30 JUNE 2014

1. Summary of significant accounting policies (continued)

Taxes

Tax expense comprises current and deferred tax. Tax expense is recognised in the statement of profit or loss except to the extent that it relates to items recognised directly within the statement of comprehensive income or equity, in which case it is recognised in other comprehensive income as appropriate.

Current tax is the expected tax payable on the taxable income for the year using tax rates for each jurisdiction, enacted or substantially enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred tax is recognised in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognised for:

•	the initial recognition of goodwill;

•	the initial recognition of assets or liabilities in a transaction that is not a business combination and affects neither accounting nor taxable profit or loss; and

•	differences relating to investments in subsidiaries and joint ventures to the extent that they will probably not reverse in the foreseeable future.

Deferred tax is measured at the tax rates that are expected to be applied to the temporary differences when they reverse, using tax rates enacted or substantively enacted at the reporting date.

A deferred tax asset is recognised to the extent that it is probable that future taxable profits will be available against which the asset can be utilised. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets and liabilities and they relate to taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis, or their tax assets and liabilities will be realised simultaneously.

Additional income tax that arises from the distribution of dividends is recognised at the same time as the liability to pay the related dividend.

Tax consolidation

Asciano Limited and its wholly owned Australian resident entities are part of a tax consolidated group and are therefore taxed as a single entity. The head entity within the tax consolidated group is Asciano Limited.

The head entity, in conjunction with other members of the tax consolidated group, has entered into a tax sharing agreement. The tax sharing agreement provides for the determination of the allocation of income tax liabilities between the entities should the head entity default on its tax obligations.

Current tax expense/income, deferred tax liabilities and deferred tax assets arising from temporary differences of the members of the tax consolidated group are recognised in the separate financial statements of the members of the tax consolidated group using the “group allocation method” by reference to the carrying amounts in the separate financial statements of each entity and the tax values applying under tax consolidation.

Assets or liabilities arising under tax funding arrangements with the tax consolidated entities are recognised as amounts receivable from or payable to other entities in the Group, and are due and payable as requested by the head entity.

Impairment

Goodwill and intangible assets that have indefinite lives or that are not yet available for use are tested annually for impairment or more frequently if events or changes in circumstances indicate that they might be impaired. Other assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

An impairment loss is recognised if the carrying amount of an asset or its cash-generating unit (“CGU”) exceeds its recoverable amount. A CGU is the smallest identifiable asset group that generates cash flows that largely are independent from those of other assets and groups. Subject to an operating segment ceiling test, for the purpose of goodwill impairment testing, CGUs to which goodwill has been allocated are aggregated so that the level at which impairment testing is performed reflects the lowest level at which goodwill is monitored for internal reporting purposes. Impairment losses are recognised in the profit or loss. Impairment losses recognised in respect of an impaired CGU are allocated first to reduce the carrying amount of any goodwill allocated to the impaired CGU and then to reduce the carrying amount of the other assets on a pro-rata basis.

The Group’s corporate assets do not generate separate cash inflows and are utilised by more than one CGU. Corporate assets are allocated to CGUs on a reasonable and consistent basis and tested for impairment as part of the testing of the CGU to which the corporate asset is allocated.

13	ASCIANO LIMITED FINANCIAL REPORT
FOR THE YEAR ENDED 30 JUNE 2014

1. Summary of significant accounting policies (continued)

The recoverable amount of an asset or CGU is the greater of its value in use, and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU.

An impairment loss in respect of goodwill is not reversed. In respect of other non-financial assets, impairment losses recognised in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortisation, if no impairment loss had been recognised.

Individually significant financial assets are tested for impairment on an individual basis.

Leased assets

Leases under which Asciano assumes substantially all the risks and rewards of ownership are classified as finance leases. On initial recognition, the leased asset is measured at an amount equal to the lower of its fair value and the present value of the minimum lease payments. Subsequent to initial recognition, the asset is accounted for in accordance with the accounting policy applicable to that asset.

The corresponding liability is also established with lease payments allocated between the lease liability and finance cost. The finance cost is charged to the profit or loss over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The property, plant and equipment acquired under finance leases are depreciated over the shorter of the asset’s useful life and the lease term.

Other leases are operating leases and the leased assets are not recognised on the statement of financial position.

Cash and cash equivalents

Cash and cash equivalents comprise cash balances, short-term bills and term deposits. Bank overdrafts that are repayable on demand and form an integral part of Asciano’s cash management are included as a component of cash and cash equivalents for the purpose of the Statement of Cash Flows. Bank overdrafts are shown within loans and borrowings in current liabilities on the statement of financial position.

Trade and other receivables

Trade and other receivables are stated at their amortised cost using the effective interest method, less impairment losses. Trade receivables are generally due for settlement after 30 days.

Collectability of trade receivables is reviewed on an ongoing basis. Debts that are known to be uncollectable are written off. An allowance for impairment of trade receivables is established when there is objective evidence that Asciano will not be able to collect all amounts due according to the original terms of receivables.

Significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy or financial reorganisation, and default or delinquency in payments (more than 180 days overdue) are considered indicators that the trade receivable is impaired. Cash flows relating to short-term receivables are not discounted.

Inventories

Inventories consist predominantly of spare parts and consumables used in maintenance activities and are stated at the lower of cost and net realisable value. Cost of inventories includes all costs of purchases and other expenses incurred in bringing the inventories to their present location and condition. Costs are assigned to individual items of inventory on the basis of either weighted average cost or a first in, first out basis unless specific identification is possible.

Non-current inventories represent long lived spare parts also known as capital spares. This class of inventory represents major spare parts that can be cyclically overhauled and reused, and as such, are depreciated over the lower of their expected useful life and the expected useful life of the equipment they are used in. Specific obsolete items of inventory are written off.

Investments and other financial assets

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They arise when Asciano provides cash or services directly to a debtor with no intention of selling the receivable. They are included in current assets, except for those with maturities greater than 12 months after the end of period date, which are classified as non-current assets.

14	ASCIANO LIMITED FINANCIAL REPORT
FOR THE YEAR ENDED 30 JUNE 2014

1. Summary of significant accounting policies (continued)

Derivative financial instruments

Asciano enters into derivative financial instruments from time to time to hedge its interest rate and foreign currency risk exposures.

At the inception of the hedging transaction, Asciano documents the type of hedge, the hedged item or transaction, the hedging instrument, the nature of the risk being hedged, the relationship between the hedging instrument and hedged item, as well as its risk management objective and strategy for undertaking the relevant hedge transaction. Asciano’s hedge documentation also demonstrates, both at hedge inception and on an ongoing basis that the hedge has been and is expected to continue to be highly effective.

Derivatives are recognised initially at fair value. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are accounted for as described below:

Derivatives that qualify for hedge accounting

Fair value hedges

For a derivative or financial instrument designated as hedging the change in fair value of a recognised asset or liability, the gain or loss on the derivative or financial instrument is recognised in the profit or loss immediately, together with the loss or gain on the hedged asset or liability that is attributable to the hedge risk.

Cash flow hedges

Changes in the fair value of derivatives designated as cash flow hedges are recognised directly in other comprehensive income to the extent that the hedge is highly effective. To the extent that the hedge is not highly effective, changes in fair value are recognised immediately in the profit or loss within finance income or expense.

If the derivative no longer meets the criteria for hedge accounting, expires or is sold, terminated or exercised or the designation is revoked, then hedge accounting is discontinued prospectively. The cumulative gain or loss previously recognised in equity remains there until the underlying forecast transaction occurs. When the hedged item is a non-financial asset, the amount recognised in equity is transferred to the carrying amount of the asset when it is recognised. In other cases, the amount recognised in equity is transferred to the profit or loss in the same period that the hedged item affects the profit or loss.

Derivatives that do not qualify for hedge accounting

Changes in the fair value of any derivative instruments that do not qualify for hedge accounting are recognised immediately in the profit or loss.

Fair value estimation

The fair value of financial assets and liabilities must be estimated for recognition and measurement or for disclosure purposes.

The fair value of financial instruments traded in active markets (such as publicly traded derivatives and shares) is based on quoted market prices at the reporting date.

The fair value of financial instruments that are not traded in an active market is determined using valuation techniques. Asciano uses a variety of methods and makes assumptions that are based on market conditions existing at each reporting date.

The fair value of interest rate swaps and cross-currency interest rate swaps is calculated as the present value of the estimated future cash flows. The fair value of forward exchange contracts is determined using spot foreign exchange market rates and market forward curves for each currency pair at the end of period date.

The nominal value less estimated credit adjustments of short-term receivables and payables are assumed to approximate their fair values. The fair value of non-derivative financial liabilities for disclosure purposes is estimated by discounting the future contractual cash flows at the current market interest rate that is available to Asciano for similar instruments.

The fair value of the Asciano employee options and rights plan is measured using the Monte Carlo simulation methodology and Binomial tree methodology. Measurement inputs include the share price on the measurement date, the exercise price of the instrument, expected volatility, expected term of the instruments, expected dividends, and the risk-free interest rate (based on Commonwealth government bonds). Service and non-market performance conditions attached to the transactions are not taken into account in determining fair value.

15	ASCIANO LIMITED FINANCIAL REPORT
FOR THE YEAR ENDED 30 JUNE 2014

1. Summary of significant accounting policies (continued)

Property, plant and equipment

Recognition and measurement

Items of property, plant and equipment are stated at cost less accumulated depreciation and any impairment losses. The cost of self-constructed assets includes the cost of materials, direct labour, other directly attributable costs, where applicable, the cost of dismantling and removing the items and restoring the sites on which they are located, and capitalised borrowing costs. Subsequent costs of replacing a component of an item of property, plant and equipment is recognised in the carrying amount of the item if it is probable that the future economic benefits embodied within the component will flow to Asciano, and its cost can be measured reliably. The carrying amount of the replaced part is derecognised. The costs of the day-to-day servicing of property, plant and equipment are recognised in profit or loss as incurred.

Where parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate components of property, plant and equipment.

The gain or loss on disposal of assets is brought to account at the date an unconditional offer and acceptance of sale are determined. The gain or loss on disposal is calculated as the difference between the carrying amount of the asset at the time of disposal and the net proceeds on disposal, and is recognised in other income in the profit or loss.

Depreciation

Items of property, plant and equipment, including buildings and leasehold property but excluding freehold land, are depreciated on a straight line basis over their estimated useful lives. Significant components of individual assets are assessed and if a component has a useful life that is different from the remainder of that asset, that component is depreciated separately. Leased assets are depreciated over the shorter of the lease term and their useful lives. Depreciation rates used for each class of asset in the current and comparative year are as follows:

•	buildings – 20 to 40 years;

•	plant and equipment – 3 to 45 years; and

•	leasehold improvements – 5 to 40 years.

Depreciation methods and useful lives, as well as residual values, are reassessed annually.

Intangible assets

Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of Asciano’s share of the net identifiable assets of the acquired subsidiary at the date of acquisition. Goodwill on acquisition of subsidiaries is included in intangible assets. Goodwill is stated at cost less any accumulated impairment losses. Goodwill is allocated to CGUs and is not amortised but is tested at least annually for impairment. In respect of joint ventures, the carrying amount of goodwill is included in the carrying amount of the investment in the joint venture. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold. Negative goodwill arising on an acquisition is recognised directly in the profit or loss.

IT development and software

Research costs are expensed as incurred.

Costs incurred in developing products or systems and costs incurred in acquiring software and licences that will contribute to future period financial benefits through revenue generation and/or cost reduction are capitalised to software and systems. Costs capitalised include external direct costs of materials and services, and direct payroll and payroll related costs of employees’ time spent on the project. Amortisation is calculated on a straight line basis over periods generally ranging from three to 15 years.

IT development costs include only those costs directly attributable to the development phase and are only recognised following completion of technical feasibility and where Asciano has an intention and ability to use the asset.

Customer contracts and relationships

Customer contracts and relationships acquired as part of a business combination are recognised separately from goodwill. The customer contracts and relationships are carried at their fair value at the date of acquisition. Subsequent to acquisition, customer contracts and relationships are amortised over their estimated useful lives, which range from five to 10 years.

Brand names

Brand names recognised by Asciano that have an indefinite useful life are not amortised. The useful life of brand names is reviewed each period to determine whether events and circumstances continue to support an indefinite useful life assessment for the asset, which is tested for impairment annually.

Other intangible assets

Other intangible assets that are acquired by the Group and have finite useful lives are measured at cost less accumulated amortisation and any accumulated impairment losses.

16	ASCIANO LIMITED FINANCIAL REPORT
FOR THE YEAR ENDED 30 JUNE 2014

1. Summary of significant accounting policies (continued)

Trade and other payables

Trade and other payables are stated at their amortised cost. Trade payables are non-interest bearing.

Interest bearing loans and borrowings

Interest bearing loans and borrowings are recognised initially at fair value less attributable transaction costs. Subsequent to initial recognition, these financial liabilities are stated at amortised cost, with any difference between cost and redemption value being recognised in the profit or loss over the period of the loans and borrowings on an effective interest basis.

Provisions

A provision is recognised if, as a result of a past event, Asciano has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability.

The unwinding of the discount is recognised as a finance cost.

Workers compensation self-insurance

Where Asciano acts as a self-insurer for workers compensation claims under relevant federal, state and territory legislation, a provision is made for all individual workers compensation claims incurred and both reported and not reported claims up to $1.0 million. Independent actuarial valuations are used to estimate the provision required. Individual claims over $1.0 million are reinsured.

Restructuring

A provision for restructuring is recognised when the business has approved a detailed and formal restructuring plan and the restructuring has either commenced or has been announced publicly and there is a valid expectation amongst those affected. A restructuring provision includes only the direct expenditures arising from the restructuring and does not include future operating costs.

Incident

Where Asciano is involved in an incident, such as a train derailment, and it is probable that Asciano will be held liable for the consequential damage, a provision equal to the estimated cost of third party claims is set aside. The cost estimate is made by loss adjusters where material, but the final quantum of the potential claims can be significantly different to the estimate. Adjustments to the provision are booked to earnings in the period when any changes in estimates are made.

Travel passes

Asciano’s net obligation in respect of travel passes is the amount of expected future benefits that employees/retirees have earned in return for their service in the current and prior periods as determined by a qualified actuary. The obligation for travel passes is based on the age of the passholder, length of service, expected exit date, and life expectancy. A significant portion of the liability is in relation to retirees who were never employees of Asciano, but the liability was assumed by Asciano as a result of a business combination in 2002, and therefore the provision is not treated as an employee benefit for reporting purposes.

Site restoration

In accordance with the environment policy and applicable legal requirements, provision for site restoration costs in respect of contaminated land is recognised when the need for restoration is identified.

The provision represents the best estimate of the present value of the expenditure required to settle the site restoration obligation at the reporting date, based on current legal requirements and technology. Future site restoration costs are reviewed annually and any change is reflected in the profit or loss.

Employee benefits

Long-term service benefits

Asciano’s net obligation in respect of long-term service benefits, other than superannuation, is the amount of future benefits that employees have earned in return for their service in the current and prior periods. That benefit is calculated using expected future increases in wage and salary rates including related on-costs and expected settlement dates, and is discounted using the rates attached to the Commonwealth Government bonds that have maturity dates approximating the terms of Asciano’s obligations.

Long service leave is classified as current where the leave has vested, or will vest within the next 12 months, in accordance with the relevant state legislation under which the employee operates.

Defined contribution superannuation funds

Obligations for contributions to defined contribution superannuation funds are recognised as an expense in the profit or loss as incurred.

17	ASCIANO LIMITED FINANCIAL REPORT
FOR THE YEAR ENDED 30 JUNE 2014

1. Summary of significant accounting policies (continued)

Defined benefit superannuation funds

Asciano’s net obligation in respect of defined benefit superannuation funds is calculated separately for each fund by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods. The benefit is discounted to determine its present value and the fair value of any fund assets and any unrecognised past service cost is deducted.

The discount rate is the yield at the end of period date on Commonwealth Government bonds that have maturity dates approximating to the terms of Asciano’s obligations. The calculation is performed annually by a qualified actuary using the projected unit credit method. Consideration is given to expected future wage and salary levels, experience of employee departures, periods of service and taxes.

When the benefits of a fund are improved, the portion of the increased benefit relating to past service by employees is recognised in the profit or loss on a straight line basis over the average period until the benefits become vested. To the extent that the benefits vest immediately, the expense is recognised immediately in the profit or loss. Actuarial gains and losses are recognised directly in other comprehensive income.

Asciano determines the net interest expense (income) for the period on the net defined benefit liability (asset) by applying the same discount rate used to measure the defined benefit obligation at the beginning of the annual period to the then net defined benefit liability (asset) after taking into account contributions and benefit payments during the period. Consequently, the net interest recognised in the statement of profit or loss comprises:

•	interest cost on the defined benefit obligation at the start of the period; and

•	interest income on plan assets during the period.

The difference between the actual return on plan assets for the year and the interest income on plan assets is recognised as part of remeasurements within other comprehensive income.

Share-based payment transactions

The Asciano Limited Executive Incentive Plan allows executives and selected employees to acquire shares in the Company. The fair value of options or rights granted is recognised as an employee benefits expense with a corresponding increase in equity. The fair value is measured at grant date and spread over the period during which the employees become unconditionally entitled to the options or rights. The fair value of the options or rights granted is measured using the Monte Carlo and Binomial methods, taking into account the terms and conditions upon which the options or rights were granted. The amount recognised as an expense is adjusted to reflect the actual number of options or rights that vest except where forfeiture is only due to share prices not achieving the threshold for vesting.

Short-term employee benefits

Liabilities for employee benefits for wages, salaries, annual leave and sick leave that are due within 12 months of the reporting date represent present obligations resulting from employees’ services provided at the reporting date. These balances are calculated at undiscounted amounts based on remuneration wage and salary rates that Asciano expects to pay as at the reporting date including related on-costs, such as workers compensation insurance and payroll tax. Non-accumulating non-monetary benefits (such as parking and mobile telephone expenses) are expensed based on the net marginal cost to Asciano as the benefits are taken by the employees.

Termination benefits

Termination benefits are payable when employment is terminated before the normal retirement date, or when the employee accepts voluntary redundancy in exchange for these benefits. Asciano recognises termination benefits when it is demonstrably committed to either terminating the employment of current employees according to a detailed formal plan without possibility of withdrawal or to providing termination benefits as a result of an offer made to encourage voluntary redundancy. Benefits falling due more than 12 months after the end of reporting date are discounted to present value.

Contributed equity

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares are shown in contributed equity as a deduction, net of tax, from the proceeds of issue.

Treasury shares

The acquisition of Asciano’s own equity instruments are not recognised as financial assets regardless of the reason for which they are reacquired. If Asciano reacquires its own equity instruments, the amount of consideration paid for those instruments (“treasury shares”) is recognised as a deducted from equity. No gain or loss is recognised in the profit or loss on the purchase, sale, issue or cancellation of Asciano’s own equity instruments. Such treasury shares may be acquired and held by the Parent or by other members of the consolidated group. Consideration paid or received for the transfer of treasury shares is recognised directly in equity.

Dividends

Once resolved to be paid, dividends are a liability of Asciano and, to the extent they are not paid at the reporting date, are accounted for as other financial liabilities.

18	ASCIANO LIMITED FINANCIAL REPORT
FOR THE YEAR ENDED 30 JUNE 2014

1. Summary of significant accounting policies (continued)

Earnings per share

Basic earnings per share is calculated by dividing the net profit or loss attributable to shareholders of the Parent by the weighted average number of ordinary shares outstanding during the year.

Diluted earnings per share adjusts the figures used in the determination of basic earnings per share to take into account the post-tax effect of interest and other financing costs associated with dilutive ordinary shares and the weighted average number of shares assumed to have been issued for no consideration in relation to dilutive potential ordinary shares.

New accounting standards and interpretations

Certain new accounting standards and interpretations have been published that are not mandatory for 30 June 2014 reporting periods and have not been early adopted by the Group. The Group’s assessment of the impact of these new standards and interpretations that are likely to impact Asciano are set out below:

•	AASB 9 Financial Instruments (2013) – Mandatory Effective Date of AASB 9 and Transitional Disclosures from 1 January 2018.

The Group has not yet completed its assessment of how its own hedging arrangements would be affected by the new rules, and therefore has not yet decided whether to adopt any parts of AASB 9 early.

The Group is not required to adopt this new standard until the annual reporting period ending 30 June 2019.

There are no other standards that are not yet effective and that are expected to have a material impact on the entity in the current or future reporting periods and on foreseeable future transactions.

19	ASCIANO LIMITED FINANCIAL REPORT
FOR THE YEAR ENDED 30 JUNE 2014

2. Critical accounting estimates and judgements

The preparation of financial statements requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised and in any future periods affected.

In particular, information about significant areas of estimation and critical judgements in applying accounting policies that have had the most significant effect on the amounts recognised in the financial statements are described below.

Further details of the nature of these assumptions and conditions may be found in the relevant notes.

Further information about the assumptions made in measuring fair values in respect of financial assets and liabilities is included in note 3(b).

Impairment

Asciano assesses whether goodwill and intangible assets with indefinite useful lives are impaired at least annually, in accordance with the accounting policy in note 1. These calculations involve making an estimate of the recoverable amount of the cash-generating units (“CGUs”) to which goodwill and intangible assets with indefinite useful lives have been allocated. The recoverable amounts of CGUs have been determined based on value-in-use calculations. These calculations require the use of assumptions, which are detailed in note 21.

Asciano assesses impairment by evaluating conditions specific to Asciano and to the particular asset, which may lead to impairment. These include technological, market, economic or legal environments in which Asciano operates.

If an indicator of impairment exists, the recoverable amount of the asset is determined.

Taxation

Interpretation and application of tax legislation

Asciano’s accounting for income tax requires management’s judgement as to the types of arrangements considered to be subject to tax. Judgement is also required in relation to the application of existing tax legislation, including the impact of Australian Taxation Office interpretation and ongoing Federal Government reviews of existing legislation.

Recoverability of deferred tax assets

Deferred tax assets, including those arising from carried forward losses, capital losses and temporary differences, are recognised when it is considered more likely than not that they will be recovered. Recoverability is dependent on the generation of sufficient future taxable profits. Assumptions about the generation of future taxable profits depend on management’s estimates of future cash flows, which in turn depend on estimates of future sales volumes, operating costs, capital expenditure, dividends to shareholders and other capital management transactions.

Workers compensation self-insurance provision

Independent actuarial valuations are used to estimate the provision required for self-insured workers compensation. The determination of the provision required is dependent on a number of assumptions including the total future cost to finalise existing open claims, wage increases that will impact existing claims, a discount rate that is based on Commonwealth Government bond yields, inflation, and the amount of claims that have been incurred but not yet reported.

Variances in any of the assumptions used, and in particular the costs associated with claims, can have a material impact on the provision estimates in the following year.

20	ASCIANO LIMITED FINANCIAL REPORT
FOR THE YEAR ENDED 30 JUNE 2014

2. Critical accounting estimates and judgements (continued)

Restructuring provision

Although a restructuring provision is based on a detailed plan, the provision calculation includes several estimates and assumptions including the timing and cost of site closures, timing and cost of curtailment of operations and costs for incidental services such as legal, accounting and consulting. Estimates are also required of the likely number of employees who will exit the business, number of staff who may accept redeployment, final cost of property and site make-good, asset valuations and realisation from sale of discontinued assets.

Incident provision

Where Asciano is involved in an incident, such as a train derailment, and it is probable that Asciano will be held liable for the consequential damage, a provision equal to the estimated cost of third party claims is set aside. The cost estimate is made by loss adjusters where material, but the final quantum of the potential claims can be significantly different to the estimate. Adjustments to the provision are booked to earnings in the period when any changes in estimates are made.

Site restoration provision

The provision is the best estimate of the present value of the expenditure required to settle the restoration obligation at the reporting date, based on current legal requirements and technology. Future restoration costs are reviewed annually and any changes are reflected in the present value of the restoration provision at the end of the reporting period.

Significant uncertainties exist as to the amount of restoration obligations that will be incurred due to the uncertainty as to the remaining life of existing operating sites, and the impact of changes in environmental legislation.

Assumptions have been made as to the remaining life of existing sites based on studies conducted by independent technical advisers.

Travel passes

The travel passes provision relates to the cost of retiree rail travel passes, including the associated fringe benefit tax, and is based on an independent actuarial assessment conducted by ABS (PL) Pty Limited. Retiree rail travel passes relate to retired ex-employees of FreightCorp (the business acquired by an Asciano subsidiary in 2002) who held a life-long travel pass and ex-employees of FreightCorp who became employees of Pacific National who were expected to become entitled to a retiree pass on exiting the business. The amount and timing of the expenditure is dependent upon the age of the passholder, length of service, expected exit date and life expectancy.

Defined benefit superannuation funds

A liability or asset in respect of defined benefit superannuation funds is recognised in the statement of financial position, and is measured as the present value of the defined benefit obligation less the fair value of the superannuation fund’s assets and any unrecognised past service cost. The present value of the defined benefit obligation is based on expected future payments which arise from membership of the fund to the reporting date, calculated annually by independent actuaries using the projected unit credit method. Assumptions have been made by the actuaries as to expected future wage and salary levels, experience of employee departures and periods of service.

3. Financial risk management

(a) Overview

Asciano has exposure to credit, liquidity and market risks relating to its use of financial instruments. This note presents information about Asciano’s exposure to each of these risks, Asciano’s objectives, policies and processes for measuring and managing risk, and the management of capital. Further quantitative disclosures are included throughout the financial statements.

The Board has overall responsibility for the establishment and oversight of Asciano’s risk management framework. The Board has established the Audit and Risk Committee, which is responsible for developing and monitoring Asciano’s risk management policies. The committee reports regularly to the Board on its activities.

Asciano’s risk management policies are established to identify and analyse the risks faced by Asciano, to set appropriate risk limits and controls, and to monitor risks and adherence to limits. Risk management policies and systems are reviewed to reflect changes in market conditions and Asciano’s activities. Asciano, through its management standards and procedures, aims to develop a disciplined and constructive control environment in which all employees understand their roles and obligations.

The Audit and Risk Committee oversees how management monitors compliance with Asciano’s risk management policies and procedures and reviews the adequacy of the risk management framework in relation to the risks faced by Asciano. The Audit and Risk Committee is assisted in its oversight role by internal audit. Internal audit undertakes reviews of risk management controls and procedures, the results of which are reported to the committee.

(b) Fair values

The fair values of financial assets and liabilities, together with the carrying amounts shown in the statement of financial position, are presented on the following page:

21	ASCIANO LIMITED FINANCIAL REPORT
FOR THE YEAR ENDED 30 JUNE 2014

3. Financial risk management (continued)

2014	Note	Carrying amount $M	Fair value $M
Financial assets
Cash and cash equivalents	12	167.3	167.3
Trade and other receivables	14	431.1	431.1
Forward exchange contracts	17	0.7	0.7
Loans to joint ventures	14	56.2	56.2
Interest rate swaps – at fair value through profit or loss	17	2.3	2.3
Cross-currency swaps – fair value hedging instruments	17	76.8	76.8
Cross-currency swaps – cash flow hedging instruments	17	90.2	90.2

		824.6	824.6
Financial liabilities
Trade and other payables	22	479.7	479.7
Forward exchange contracts	24	7.3	7.3
Syndicated bank loan	23	650.0	650.0
US dollar bonds, gross of discount and unrealised fair value loss	23	2,197.3	2,264.8
GBP bonds, gross of discount	23	544.0	570.3
Interest rate swaps – at fair value through profit or loss	24	4.1	4.1
Interest rate swaps – cash flow hedging instruments	24	1.5	1.5
Cross-currency swaps – cash flow hedging instruments	24	106.3	106.3

		3,990.2	4,084.0

Net financial liabilities		(3,165.6)	(3,259.4)

2013
Financial assets
Cash and cash equivalents	12	29.7	29.7
Trade and other receivables	14	394.8	394.8
Forward exchange contracts	17	8.8	8.8
Loans to joint ventures	14	53.0	53.0
Interest rate swaps – cash flow hedging instruments	17	1.6	1.6
Interest rate swaps – at fair value through profit or loss	17	12.6	12.6
Cross-currency swaps – fair value hedging instruments	17	174.1	174.1
Cross-currency swaps – cash flow hedging instruments	17	46.4	46.4

		721.0	721.0
Financial liabilities
Trade and other payables	22	406.9	406.9
Syndicated bank loan	23	810.0	810.0
US dollar bonds, gross of discount and unrealised fair value loss	23	2,277.4	2,106.2
Interest rate swaps – at fair value through profit or loss	24	0.9	0.9
Cross-currency swaps – cash flow hedging instruments	24	47.5	47.5

		3,542.7	3,371.5

Net financial liabilities		(2,821.7)	(2,650.5)

The fair value of the US dollar bonds and GBP bonds has been determined using market prices from third party information.

22	ASCIANO LIMITED FINANCIAL REPORT
FOR THE YEAR ENDED 30 JUNE 2014

3. Financial risk management (continued)

All derivative financial instruments are carried at fair value, by valuation method. The different levels have been defined as follows:

•	Level 1: quoted price (unadjusted) in active markets for identical assets or liabilities;

•	Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

•	Level 3: inputs for the asset or liability that are not based on observable market data.

All of Asciano’s financial instruments fall into the Level 2 classification.

The Group determines Level 2 fair values for debt securities using a discounted cash flow technique, which uses contractual cash flows and a market related discount rate.

Level 2 fair values for simple over-the-counter derivative financial instruments are based on broker quotes. Those quotes are tested for reasonableness by discounting expected future cash flows using market interest rate for a similar instrument at the measurement date. Fair values reflect the credit risk of the instrument and include adjustments to take account of the credit risk of the Group entity and counterparty when appropriate.

The Group recognises transfers between levels of the fair value hierarchy as of the end of the reporting period during which the transfer has occurred. There were no transfers between Level 1 to Level 2 of the fair value hierarchy at 30 June 2014.

The Group has an established control framework with respect to the measurement of fair values. This framework mandates that valuations are reported directly to the Chief Financial Officer, who has overall responsibility for all significant fair value measurements.

Regular reviews are conducted on significant unobservable inputs and valuation adjustments. If third party information, such as broker quotes or pricing services, is used to measure fair value, then management assesses and documents the evidence obtained from the third parties to support the conclusion that such valuations meet the requirements of AASBs, including the level in the fair value hierarchy the resulting fair value estimate should be classified.

Significant valuation issues are reported to the Group Audit and Risk Committee.

23	ASCIANO LIMITED FINANCIAL REPORT
FOR THE YEAR ENDED 30 JUNE 2014

3. Financial risk management (continued)

Interest rates used in determining fair value

The interest rates used to discount estimated cash flows, where applicable, are based on the Australian dollar, US dollar and GBP yield curves at the reporting date and were as follows:

	2014 % pa	2013 % pa
Australian dollar derivatives	2.7 to 4.1	2.8 to 5.0
US dollar derivatives and fair value adjustments to US dollar bonds	0.2 to 2.6	0.3 to 2.7
GBP derivatives and fair value adjustments to GBP bonds	0.5 to 2.8	—

(c) Credit risk

Credit risk is the risk of financial loss to Asciano if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from Asciano’s receivables from customers and from treasury activities.

Asciano’s credit risk is managed within the limits set by the Board.

Trade and other receivables exposure

Asciano’s credit risk on trade and other receivables arises principally from the creditworthiness of individual customers. Asciano’s customers are primarily large Australian and international companies of good credit standing. The vast majority of receivables are denominated in Australian dollars.

Ageing profile of trade receivables	2014 $M	2013 $M
Current	300.6	271.4
31 to 60 days overdue	49.0	46.5
Over 61 days overdue	10.7	9.0

	360.3	326.9

The allowance for impairment losses of $6.7 million (2013: $4.4 million) (refer to note 14) primarily related to items aged within the over 61 days overdue category. All other receivables are current. Management believes that the unimpaired amounts are still collectible in full based on historic payment behaviours.

Asciano has established a credit policy under which each new customer is analysed individually for creditworthiness before Asciano’s standard payment and delivery terms and conditions are offered, and credit limits are then established for each customer. Asciano’s credit policy includes collection guidelines, such as the setting of collection targets, as well as follow-up procedures to manage overdue accounts and minimise collection risk.

Asciano’s allowance for impairment represents its estimate of incurred losses in respect of trade and other receivables. The allowance is composed of a specific loss component that relates to individually significant exposures, and a collective loss component established for groups of similar assets in respect of losses that have been incurred but not yet identified. The collective loss allowance is determined based on analysis of historical data, including payment statistics for similar financial assets.

Treasury activities

The Board has established policies governing Asciano’s treasury activities, including the monitoring and management of credit risks arising from the use of derivatives.

Cash is deposited with creditworthy counterparties in accordance with Board approved credit limits.

The table in note 3(b) shows the carrying amount of financial assets that represents the maximum credit exposure at the reporting date.

24	ASCIANO LIMITED FINANCIAL REPORT
FOR THE YEAR ENDED 30 JUNE 2014

3. Financial risk management (continued)

(d) Liquidity risk

Liquidity risk is the risk that Asciano will not be able to meet its financial obligations as they fall due. Asciano’s policy in managing liquidity risk is to ensure that it always has sufficient liquidity to meet its financial obligations when due, as well as to accommodate unforeseen cash requirements over both the short and long term.

Asciano’s liquidity risk is managed through:

•	maintenance of at call access to funds in the form of cash balances or committed, available revolving credit facilities;

•	maintenance of rigorous and regular cash flow forecasts;

•	regular review of the adequacy of banking arrangements; and

•	centralisation of surplus cash balances, and management thereof in compliance with Asciano’s credit risk policies.

The following table provides maturities of both the principal and interest components of Asciano’s financial liabilities:

2014	Note	Carrying amount $M	Less than 1 year $M	1 to 2 year(s) $M	2 to 5 years $M	Over 5 years $M	Total $M
Non-derivatives
Syndicated bank loans	23	650.0	24.8	27.7	664.3	—	716.8
US dollar bonds, gross of discount	23	2,197.3	98.3	515.8	1,010.7	1,008.9	2,633.7
GBP bonds gross of discount	23	544.0	27.2	27.2	81.6	680.1	816.1
Trade and other payables	22	464.4	464.4	—	—	—	464.4
Derivatives
Forward exchange contracts	17 & 24	6.6	144.9	38.9	—	—	183.8
Interest rate swaps	17 & 24	3.3	(4.4)	(3.5)	1.6	6.1	(0.2)
Cross-currency swaps	17 & 24	(60.7)	58.9	48.6	48.1	46.3	201.9

Total financial liabilities		3,804.9	814.1	654.7	1,806.3	1,741.4	5,016.5

2013
Non-derivatives
Syndicated bank loans	23	810.0	33.3	35.0	877.4	—	945.7
US dollar bonds, gross of discount	23	2,277.4	101.5	101.5	721.6	1,996.9	2,921.5
Trade and other payables	22	393.6	393.6	—	—	—	393.6
Derivatives
Interest rate swaps	17 & 24	(13.3)	3.4	3.7	(13.1)	(11.7)	(17.7)
Cross-currency swaps	17 & 24	(173.0)	35.5	35.3	(1.2)	29.5	99.1

Total financial liabilities		3,294.7	567.3	175.5	1,584.7	2,014.7	4,342.2

In addition to the principal amounts under bank loans, interest is accrued at a floating rate. The weighted average rate as at 30 June 2014 was 3.1% (2013: 4.9%) per annum. In addition to the principal amounts of US dollar bonds and GBP bonds interest is accrued at fixed coupon rates. The weighted average rate as at 30 June 2014 was 4.8% (2013: 4.7%) per annum across both the US dollar and GBP bonds.

25	ASCIANO LIMITED FINANCIAL REPORT
FOR THE YEAR ENDED 30 JUNE 2014

3. Financial risk management (continued)

(e) Market risk

Market risk is the risk that changes in market prices, such as interest rates, foreign exchange rates and other market prices, impact on cash flows and the value of assets or liabilities, and as a consequence, on the value of Asciano.

The goal of Asciano’s hedging activities is to manage and control, within acceptable parameters and in a cost effective manner, the potential adverse variations in Asciano’s value due to movements in market prices or rates. Asciano uses derivative financial instruments to hedge market risks where appropriate. All hedging activity is subject to the financial risk management policies approved by the Board. The following principles govern Asciano’s use of derivative instruments:

•	no speculative transactions are permitted;

•	only transactions involving approved instruments are allowed; and

•	transactions are not permitted unless in compliance with approved credit limits and delegated authorities.

Generally, Asciano seeks to apply hedge accounting principles in respect of derivative instruments.

Interest rate risk

Asciano borrows at floating rates of interest and holds cash or short-term investments that earn interest at floating rates. Consequently, Asciano’s cash flows are exposed to the impact of adverse changes in benchmark interest rates. Asciano also borrows at fixed rates of interest and may, from time to time, hold investments that earn interest at fixed rates. Where this occurs, the fair value of Asciano’s assets and liabilities are exposed to the impact of adverse changes in benchmark interest rates.

Asciano manages its interest rate exposures by maintaining a policy to combine fixed and floating rate liabilities, through the use of approved derivative instruments and entry into fixed rate borrowings.

Fixed rate borrowings and receivables are carried at amortised cost. They are therefore not subject to interest rate risk as defined by AASB 7, since neither the carrying amount nor the future cash flows will fluctuate because of a change in market interest rates.

Interest rate swaps

The notional amount of interest rate derivative contracts at 30 June 2014 was $700 million (2013: $1.0 billion) including $200 million (2013: $200 million) designated as hedges against syndicated bank loans and $500 million hedging US Bonds (see below). All outstanding derivative interest rate contracts have been stated at their fair value at the reporting date.

During the period between designation of these derivative interest rate contracts and the reporting date, the ineffective portion of movements in fair value was nil (2013: a gain of $0.8 million as identified by Asciano’s retrospective and prospective effectiveness testing over this period and was recorded in the profit or loss). Under AASB 13, the concept of fair value changed to include an adjustment for the impact of credit. During the year, a credit adjustment loss of $0.1 million was recorded in the profit or loss in respect of interest rate swaps. The effective portion of movements in fair value over the life of the instrument was a cumulative liability of $1.5 million (2013: $1.5 million cumulative asset) after tax. This was deferred in the hedge reserve to be released to the profit or loss either over the life of the hedging relationship or when the anticipated transaction occurs.

Cross-currency swaps

The notional US dollar bond balance is US$2.0 billion, of which US$1.0 billion is hedged under fixed-for-fixed cross-currency interest rate swaps (“CCIRS”). The remaining US$1.0 billion is hedged under fixed-for-floating CCIRS of which $500 million is economically hedged using floating-for-fixed Australian dollar interest rate swaps, which under AASB 139 do not qualify for hedge accounting. The fair value movement of these interest rate swaps was a loss of $13.7 million (2013: gain of $11.8 million).

The notional balance of GBP bond balance is £300 million which is fully hedged under a fixed-for-fixed CCIRS.

In relation to all CCIRS a credit adjustment of $7.9 million was recorded in profit or loss for the year as an expense.

26	ASCIANO LIMITED FINANCIAL REPORT
FOR THE YEAR ENDED 30 JUNE 2014

3. Financial risk management (continued)

The following table summarises Asciano’s exposure to interest rate risk:

			Fixed interest rate
2014	Note	Variable notional amount $M	Less than 1 year $M	1 to 2 year(s) $M	2 to 5 years $M	Over 5 years $M	Total $M
Financial assets
Cash and cash equivalents	12	167.3	—	—	—	—	167.3
Interest rate swaps		150.0	—	—	—	(150.0)	—

		317.3	—	—	—	(150.0)	167.3
Non-interest bearing:
Trade and other receivables	14						431.1
Forward exchange contracts	17						0.7
Loans to joint ventures	14						53.5
Interest bearing:
Loans to joint ventures	14						2.7

Total financial assets							655.3

Financial liabilities
Syndicated bank loans	23	650.0	—	—	—	—	650.0
US dollar bonds, gross of discount	23	—	—	424.1	1,431.3	265.1	2,120.5
GBP bonds, gross of discount	23	—	—	—	—	544.0	544.0
Interest rate swaps[1]		(700.0)	—	—	550.0	150.0	—
Cross-currency swaps[2]		1,604.3	—	(424.1)	—	(1,180.2)	—

		1,554.3	—	—	1,981.3	(221.1)	3,314.5
Non-interest bearing:
Trade and other payables	22						479.7
Unrealised fair value loss on US dollar bonds	23						76.8
Interest rate swaps	24						5.6
Cross-currency swaps	24						106.3

Total financial liabilities							3,982.9

1.	Notional principal amounts of floating for fixed interest rate swaps.
2.	Notional USD and GBP (2014) principal amounts of fixed-for-floating cross currency swaps as translated at the year end exchange rate.

27	ASCIANO LIMITED FINANCIAL REPORT
FOR THE YEAR ENDED 30 JUNE 2014

3. Financial risk management (continued)

The following table summarises Asciano’s exposure to interest rate risk:

			Fixed interest rate
2013	Note	Variable notional amount $M	Less than 1 year $M	1 to 2 year(s) $M	2 to 5 years $M	Over 5 years $M	Total $M
Financial assets
Cash and cash equivalents	12	29.7	—	—	—	—	29.7
Interest rate swaps		700.0	—	—	(550.0)	(150.0)	—

		729.7	—	—	(550.0)	(150.0)	29.7
Non-interest bearing:
Trade and other receivables	14						394.8
Forward exchange contracts	17						8.8
Loans to joint ventures	14						53.0

Total financial assets							486.3

Financial liabilities
Syndicated bank loans	23	810.0	—	—	—	—	810.0
US dollar bonds, gross of discount	23	—	—	—	437.8	1,751.0	2,188.8
Interest rate swaps[1]		(250.0)	250.0	—	—	—	—
Cross-currency swaps[2]		1,094.4	—	—	—	(1,094.4)	—

		1,654.4	250.0	—	437.8	656.6	2,998.8
Non-interest bearing:
Trade and other payables	22						406.9
Unrealised fair value loss on US dollar bonds	23						88.5
Interest rate swaps	24						0.9
Cross-currency swaps	24						47.5

Total financial liabilities							3,542.6

1.	Notional principal amounts of floating for fixed interest rate swaps.
2.	Notional USD principal amounts of fixed-for-floating cross currency swaps as translated at the year end exchange rate.

Fair value sensitivity analysis for fixed interest rate instruments

As at 30 June 2014, Asciano had US dollar fixed interest rate borrowings recorded at amortised cost. At inception, these were designated into fair value hedge relationships whereby the fair value impact for changes in interest rates of the hedged item were offset by an opposite impact in the fair value of the hedging instruments. Consequently, a change in interest rates at the reporting date would not have a material net impact on the profit or loss.

28	ASCIANO LIMITED FINANCIAL REPORT
FOR THE YEAR ENDED 30 JUNE 2014

3. Financial risk management (continued)

Cash flow sensitivity analysis for variable interest rate instruments

A 1.0% (100 basis points) per annum change in interest rates at the reporting date would have increased/(decreased) the profit or loss interest expense and equity by the amounts shown below. This analysis assumes that all other variables remain constant.

	Profit or Loss		Equity
2014	1% pa increase $M	1% pa decrease $M	1% pa increase $M	1% pa decrease $M
Variable interest rate instruments	6.7	(6.7)	—	—
Interest rate swaps	26.5	(26.5)	5.5	(5.5)

	33.2	(33.2)	5.5	(5.5)

2013
Variable interest rate instruments	7.1	(7.1)	—	—
Interest rate swaps	23.3	(23.3)	7.5	(7.5)

	30.4	(30.4)	7.5	(7.5)

Exchange rate risk

Asciano is exposed to exchange rate risk where it has entered into transactions denominated in foreign currencies. The principal source of Asciano’s foreign exchange exposure is the purchase of capital equipment and the issuance of US dollar bonds and GBP bonds. From time to time, exchange rate exposures may also arise from operational outgoings and receipts. The exchange rates to which Asciano is primarily exposed are US dollars, euros and the GBP.

Asciano manages its exchange rate exposures by passing on the impact of adverse exchange rate movements, where possible and appropriate, to customers, and through the use of derivative instruments in accordance with the policy approved by the Board. The table below provides details of settlement dates, amounts to be received and contractual exchange rates of Asciano’s outstanding currency derivative contracts:

29	ASCIANO LIMITED FINANCIAL REPORT
FOR THE YEAR ENDED 30 JUNE 2014

3. Financial risk management (continued)

2014	Weighted average exchange rate	Foreign currency $M	Contract value at inception $M	Fair value gain/(loss) $M	Less than 1 year $M	1 to 2 year(s) $M	2 to 5 years $M	Over 5 years $M	Total $M
Assets
Buy US dollar	0.983	10.8	11.0	0.6	0.6	—	—	—	0.6
Buy euro	0.747	0.9	1.2	0.1	0.1	—	—	—	0.1
Cross-currency swaps – USD	0.979	2,000.0	2,042.2	78.3	—	(4.7)	67.6	15.4	78.3
Cross-currency swaps – GBP	0.584	300.0	514.0	30.1	—	—	—	30.1	30.1

			2,568.4	109.1	0.7	(4.7)	67.6	45.5	109.1

Liabilities
Buy US dollar	0.893	89.6	100.4	3.5	2.3	1.2	—	—	3.5
Buy euro	0.646	45.2	70.0	3.7	3.7	—	—	—	3.7

			170.4	7.2	6.0	1.2	—	—	7.2

2013
Assets
Buy US dollar	0.975	82.6	84.9	6.6	6.4	0.2	—	—	6.6
Buy euro	0.730	32.9	45.2	2.2	2.2	—	—	—	2.2

			130.1	8.8	8.6	0.2	—	—	8.8

Liabilities
Buy euro	0.667	2.4	3.7	—	—	—	—	—	—
Cross-currency swaps – USD	0.979	2,000.0	2,042.2	146.6	—	—	8.9	137.7	146.6

			2,045.9	146.6	—	—	8.9	137.7	146.6

There has been no material hedge ineffectiveness during the period between designation of these forward exchange rate contracts and the reporting date. The movement in fair value over the life of the instrument was a cumulative gain of $4.6 million (2013: $6.1 million loss) after tax, which has been deferred in the hedge reserve and will be released to the comprehensive income when the anticipated transaction occurs.

The forward exchange contracts Asciano has entered into to hedge certain and highly probable foreign currency transactions are designated as cash flow hedges. The following table summarises the fair value of the net hedging assets/(liabilities) used by Asciano to manage exchange rate risk and maturity profile:

2014	Carrying amount $M	Expected cash flow	Less than 1 year $M	1 to 2 year(s) $M	2 to 5 years $M	Over 5 years $M	Total $M
Forward exchange contracts	(6.5)	(6.5)	(5.3)	(1.2)	—	—	(6.5)
Cross-currency swaps	60.7	108.4	—	(4.7)	67.6	45.5	108.4

	54.2	101.9	(5.3)	(5.9)	67.6	45.5	101.9

2013
Forward exchange contracts	8.8	8.8	8.6	0.2	—	—	8.8
Cross-currency swaps	173.0	146.6	—	—	8.9	137.7	146.6

	181.8	155.4	8.6	0.2	8.9	137.7	155.4

30	ASCIANO LIMITED FINANCIAL REPORT
FOR THE YEAR ENDED 30 JUNE 2014

3. Financial risk management (continued)

The notional value of Asciano’s foreign exchange contracts at balance date were as follows:

2014	US dollar $M	Euro $M	GBP $M
Forward exchange contracts	111.4	46.1	—
Cross-currency swaps	2,000.0	—	300.0

	2,111.4	46.1	300.0

2013
Forward exchange contracts	82.6	35.4	35.4
Cross-currency swaps	2,000.0	—	—

	2,082.6	35.4	35.4

The following significant exchange rates applied during the financial year:

2014	Average rate	Year end rate 30 June
US dollar	0.918	0.943
GBP	0.565	0.551
Euro	0.677	0.689

2013
US dollar	1.027	0.914
Euro	0.795	0.703

Currency sensitivity analysis

The profit or loss impact of a 10% per annum change in the Australian dollar, against the US dollar and euro, would be $nil during the period between designation and the reporting date as no ineffective portion of movements in fair value was identified by Asciano’s hedge effectiveness testing. A 10% per annum change in the Australian dollar against the following currencies at 30 June 2014 would have (increased)/decreased equity by the amounts shown in the table below. This analysis assumes that all other variables, in particular interest rates, remain constant.

	2014 10% pa increase $M	2014 10% pa decrease $M	2013 10% pa increase $M	2013 10% pa decrease $M
US dollar	(10.2)	12.6	(11.8)	14.6
Euro	(8.5)	11.3	(6.6)	8.8

	(18.7)	23.9	(18.4)	23.4

No currency sensitivity analysis is presented in respect of the US dollar bonds and Sterling bonds as the cross-currency swaps that Asciano has put in place fully hedge any currency movements.

Other market price risk

Asciano is exposed to market price risk on contracts for the purchase of fuel. Asciano manages its exposure by passing on the impact of fuel price movements, where possible and appropriate, to customers.

Given the objective of Asciano’s financial risk management is to reduce the risk from potential adverse market price movements to acceptable levels on a cost effective basis, active management of this exposure via the use of approved derivative instruments is not considered necessary.

This exposure is reviewed at least annually to ensure the treatment remains appropriate.

31	ASCIANO LIMITED FINANCIAL REPORT
FOR THE YEAR ENDED 30 JUNE 2014

3. Financial risk management (continued)

(f) Capital management

Asciano’s capital management strategy has two purposes:

•	to support and facilitate the business strategy; and

•	to minimise the costs of financing the business.

Supporting and facilitating Asciano’s business strategy means:

•	providing sufficient financial flexibility to enable the Group to pursue its growth aspirations;

•	maintaining access to a broad range of funding sources; and

•	ensuring financial strategies and policies do not conflict with business strategy.

Minimising the costs of funding the business means:

•	using a mix of debt, equity and hybrid funds that will deliver the lowest cost overall; and

•	raising funds, in whatever form, from the most cost effective sources available.

Capital management means optimising capital structure and minimising non-debt funding costs:

Optimising capital structure:

•	medium-term financial targeting; and

•	distribute/raise capital consistent with targets.

Minimising non-debt funding costs:

•	raise capital in most efficient sources/forms; and

•	distribution policy: deliver returns efficiently.

The appropriate capital structure for Asciano depends on the number and size of growth opportunities available to it, the earnings and cash flows generated from its businesses and the desire to minimise the overall cost of funds.

Appropriate financial targets shall be based on:

•	the strength and stability of the Group’s businesses and cash flows;

•	the Group’s growth aspirations;

•	the desire to minimise overall WACC;

•	the desire to maintain a sufficient degree of financial flexibility and ease of access to financial markets in order to support the pursuit of its growth strategy;

•	an assessment of the relative costs and benefits of alternatives; and

•	the credit ratings that result, in part, from such targets.

32	ASCIANO LIMITED FINANCIAL REPORT
FOR THE YEAR ENDED 30 JUNE 2014

3. Financial risk management (continued)

(g) Master netting or similar agreements

Asciano enters into derivative transactions under International Swaps and Derivatives Association (“ISDA”) master netting agreements. In general, under such agreements the amounts owed by each counterparty on a single day in respect of all transactions outstanding in the same currency are aggregated into a single net amount that is payable by one party to the other. In certain circumstances, e.g. when a credit event such as a default occurs, all outstanding transactions under the agreement are terminated, the termination value is assessed and only a single net amount is payable in settlement of all transactions.

The ISDA agreements do not meet the criteria for offsetting in the statement of financial position. This is because Asciano does not have any currently legally enforceable right to offset recognised amounts, because the right to offset is enforceable only on the occurrence of future events such as a default on the bank loans or other credit events.

The following table sets out the carrying amounts of recognised financial instruments that are subject to the above agreements.

2014	Gross and net amounts of financial instruments in the statement of financial position $M	Related financial instruments that are not offset $M	Net amount $M
Financial assets
Interest rate swaps	1.1	—	1.1
Forward exchange contracts	0.7	0.5	0.2
Cross-currency swaps	157.9	85.1	72.8

	159.7	85.6	74.1

Financial liabilities
Interest rate swaps	4.5	—	4.5
Forward exchange contracts	7.2	0.5	6.7
Cross-currency swaps	97.2	85.1	12.1

	108.9	85.6	23.3

2013
Financial assets
Interest rate swaps	14.2	—	14.2
Forward exchange contracts	8.8	—	8.8
Cross-currency swaps	213.0	40.0	173.0

	236.0	40.0	196.0

Financial liabilities
Interest rate swaps	0.9	—	0.9
Cross-currency swaps	40.0	40.0	—

	40.9	40.0	0.9

33	ASCIANO LIMITED FINANCIAL REPORT
FOR THE YEAR ENDED 30 JUNE 2014

3. Financial risk management (continued)

The following table provides a reconciliation of recognised financial instruments that are subject to the master netting or similar agreements to derivative disclosures per the statement of financial position.

Gross and net amounts of financial instruments in the statement of financial position	2014 $M	2013 $M
Total gross assets	159.7	236.0
Total gross liabilities	108.9	40.9

	50.8	195.1

Reconciliation to statement of financial position
Derivative financial assets – current	4.1	12.5
Derivative financial assets – non-current	165.9	231.0

Derivative financial assets	170.0	243.5

Derivative financial liabilities – current	61.4	29.1
Derivative financial liabilities – non-current	57.8	19.3

Derivative financial liabilities	119.2	48.4

Net balance sheet	50.8	195.1

4. Segment reporting

2014 $M	PN Coal	PN Rail	Terminals & Logistics	Bulk & Auto Port Services	Eliminations/ unallocated	Total
Revenue
External revenue	1,159.5	1,289.6	704.2	761.2	11.6	3,926.1
Inter-segment revenue	—	22.3	44.4	—	(66.7)	—

	1,159.5	1,311.9	748.6	761.2	(55.1)	3,926.1
Other income	0.4	17.2	—	32.2	18.7	68.5

Revenue and other income	1,159.9	1,329.1	748.6	793.4	(36.4)	3,994.6
Operating expenses	(699.2)	(1,043.8)	(548.9)	(687.0)	21.4	(2,957.5)
Share of net profit of joint ventures	—	—	1.3	13.6	—	14.9

Profit/(loss) before depreciation, amortisation, net finance costs, material items and tax	460.7	285.3	201.0	120.0	(15.0)	1,052.0
Depreciation	(98.6)	(104.8)	(48.6)	(28.4)	(4.7)	(285.1)
Amortisation	(29.8)	(0.9)	(2.1)	(2.1)	(11.7)	(46.6)

Profit before net finance costs, material items and tax	332.3	179.6	150.3	89.5	(31.4)	720.3
Finance income						2.4
Finance expense						(227.7)

Profit before material items and tax						495.0
Material items
Pacific National integration	(25.2)	(56.6)	—	—	—	(81.8)
Port Botany redevelopment	—	—	(38.5)	—	—	(38.5)
Other restructuring expenses	—	—	(4.3)	(4.4)	(7.3)	(16.0)

Profit before tax						358.7
Tax expense						(101.7)

Profit after tax						257.0

34	ASCIANO LIMITED FINANCIAL REPORT
FOR THE YEAR ENDED 30 JUNE 2014

4. Segment reporting (continued)

2013 (RESTATED1) $M	PN Coal	PN Rail	Terminals & Logistics	Bulk & Auto Port Services	Eliminations/ unallocated	Total
Revenue
External revenue	996.1	1,330.8	676.2	674.7	10.4	3,688.2
Inter-segment revenue	—	21.3	54.2	—	(75.5)	—

	996.1	1,352.1	730.4	674.7	(65.1)	3,688.2
Other income	21.1	8.8	1.1	5.8	2.7	39.5

Revenue and other income	1,017.2	1,360.9	731.5	680.5	(62.4)	3,727.7
Operating expenses	(609.7)	(1,044.7)	(535.3)	(584.1)	21.5	(2,752.3)
Share of net profit of joint ventures	—	—	1.5	15.8	—	17.3

Profit/(loss) before depreciation, amortisation, net finance costs, material items and tax	407.5	316.2	197.7	112.2	(40.9)	992.7
Depreciation	(90.8)	(99.0)	(45.7)	(21.8)	(4.6)	(261.9)
Amortisation	(28.8)	(0.4)	(1.9)	(1.4)	(12.3)	(44.8)

Profit/(loss) before net finance costs, material items and tax	287.9	216.8	150.1	89.0	(57.8)	686.0
Finance income						17.5
Finance expense						(217.2)

Profit before material items and tax						486.3
Material items
Remeasurement to fair value of existing investment in C3 Ltd	—	—	—	17.1	—	17.1
Restructuring expenses	—	(1.7)	(21.7)	—	(0.7)	(24.1)
Legacy changes related to items arising on or before demerger	—	—	—	—	(12.0)	(12.0)

Profit before tax						467.3
Tax expense						(130.5)

Profit after tax						336.8

1.	The restatement relates to the adoption of the amended accounting standard AASB 119 Employee Benefits (2011), as outlined in note 1(f).

35	ASCIANO LIMITED FINANCIAL REPORT
FOR THE YEAR ENDED 30 JUNE 2014

4. Segment reporting (continued)

2014 $M	PN Coal	PN Rail	Terminals & Logistics	Bulk & Auto Port Services	Eliminations/ unallocated	Total
Assets	2,596.4	1,711.2	2,490.4	639.9	707.4	8,145.3
Equity accounted investments	—	—	2.9	28.0	—	30.9

Segment assets	2,596.4	1,711.2	2,493.3	667.9	707.4	8,176.2
Segment liabilities	(299.9)	(199.3)	(380.1)	(321.6)	(3,259.1)	(4,460.0)

Net assets/(liabilities)	2,296.5	1,511.9	2,113.2	346.3	(2,551.7)	3,716.2

Capital expenditure	123.0	275.1	278.1	48.3	29.2	753.7

2013 (RESTATED1)
Assets	2,564.4	1,570.5	2,270.8	523.0	691.4	7,620.1
Equity accounted investments	—	—	2.3	26.1	—	28.4

Segment assets	2,564.4	1,570.5	2,273.1	549.1	691.4	7,648.5
Segment liabilities	(239.8)	(143.3)	(278.5)	(289.8)	(3,074.8)	(4,026.2)

Net assets/(liabilities)	2,324.6	1,427.2	1,994.6	259.3	(2,383.4)	3,622.3

Capital expenditure	209.5	174.1	152.1	42.0	23.6	601.3

1.	The restatement relates to the adoption of the amended accounting standard AASB 119 Employee Benefits (2011), as outlined in note 1(f).

Asciano operates principally in Australia and has no single external customer for which revenues amount to 10% or more of total revenue.

5. Acquisition of subsidiary

On 31 October 2013, Asciano Limited acquired 100% of the voting shares in the Mountain Industries group, a group of private companies based in Newcastle, New South Wales and specialising in the provision of transport, storage and bulk management services for products such as minerals, grain and fertiliser.

Since acquisition, Mountain Industries has contributed revenue of $57.1 million and profit after tax of $0.2 million to the Group’s results. Management estimates that if the acquisition had occurred on 1 July 2013, Mountain Industries would have contributed revenue of $95.1 million and a loss after tax of $0.6 million to the Group’s result.

Consideration transferred

The following table summarises the acquisition date fair value of each major class of consideration transferred.

2014 $M
Cash paid	87.9
Other purchase price adjustments	(2.8)

Total consideration	85.1
Cash acquired	(1.5)

Net cash consideration	83.6

The $83.6 million net cash consideration disclosed together with other minor acquisitions forms the $84.8 million for acquisitions of subsidiaries, net of cash acquired disclosed in the consolidated statement of cash flows.

Other purchase price adjustments

Under the terms of the sale and purchase agreement, an exercise was completed to make adjustment for the balance sheet movements between the date of agreement and the date of completion. This resulted in the former owners of Mountain Industries having to refund Asciano an amount of $2.8 million. The acquisition agreement also contained an amount of contingent consideration payable to the former owners of Mountain Industries on the condition of the business achieving a target level of earnings before interest, tax, depreciation and amortisation for the year ended 30 June 2014. This target was not met and therefore no further consideration was paid.

36	ASCIANO LIMITED FINANCIAL REPORT
FOR THE YEAR ENDED 30 JUNE 2014

5. Acquisition of subsidiary (continued)

Identifiable assets acquired and liabilities assumed

The following summarises the fair value of net assets acquired and liabilities assumed at the acquisition date which have been determined on a provisional basis.

2014 $M
Cash and cash equivalents	1.5
Trade and other receivables	18.1
Prepaid other	0.4
Inventories	0.2
Land and buildings	40.2
Plant and equipment	20.3
Customer contracts	2.4
Trade and other payables	(16.0)
Loans and borrowings	(0.6)
Provisions	(1.4)
Current tax liabilities	(0.2)
Deferred tax liabilities	(1.5)

Total net identifiable assets acquired and liabilities assumed	63.4

Goodwill

Goodwill arising from the acquisition has been recognised as follows:

Total consideration	85.1
Fair value of identifiable assets and liabilities	(63.4)

Goodwill on consolidation	21.7

In addition to goodwill of $21.7 million acquired on the acquisition of Mountain Industries, during the period an additional $0.6 million of goodwill was acquired in relation to other minor acquisitions.

Acquisition related costs

During the reporting period, Asciano incurred acquisition related costs of $0.6 million (June 2013: $0.2 million) related to external legal fees and due diligence costs and $2.7 million of stamp duty. These costs have been included in operating expenses in the consolidated statement of profit or loss.

37	ASCIANO LIMITED FINANCIAL REPORT
FOR THE YEAR ENDED 30 JUNE 2014

6. Dividends

The following dividends were paid by the Company in the 2014 financial year:

	Cents per share	Total amount $M	Franked/ unfranked	Date of payment
Final dividend	6.25	61.0	Fully franked	18 September 2013
Interim dividend	5.75	56.0	Fully franked	20 March 2014

Franked dividends paid during the year were franked at the tax rate of 30%.

On 21 August 2014, the Board resolved to pay a fully franked final dividend of 8.50 cents per share. The record date for entitlement to the dividend is 1 September 2014. The dividend of $82.9 million was not recognised as a liability at 30 June 2014.

	Cents per share	Total amount $M	Franked/ unfranked	Date of payment
Final dividend	8.50	82.9	Fully franked	19 September 2014

Dividend franking account

The balance in the franking account as at 30 June 2014 of $267,362,022 (2013: $161,261,472) arises from income tax paid and franked dividends received or receivable by the Asciano tax consolidated group, adjusted for franking credits that would arise from the payment of any current tax liabilities. The ability to utilise the franking credits is dependent upon there being sufficient available profit. The impact on the dividend franking account of dividends proposed after the end of period date but not recorded as a liability is to reduce it by $35.5 million.

The balance in the New Zealand imputation account as at 30 June 2014 of A$8,026,279 (2013: of A$3,598,906) arises from income tax paid and franked dividends received or receivable by C3 Limited (a wholly owned subsidiary of Asciano which is registered and domiciled in New Zealand). Asciano has not elected into the trans-Tasman imputation regime and the New Zealand imputation credits would not be available to the shareholders of Asciano Limited.

7. Earnings per share

	2014 cents	RESTATED[1] 2013 cents
Parent basic earnings per share	26.1	34.3
Parent diluted earnings per share	26.1	34.2

The calculation of earnings per share was based on the information as follows:

Profit attributable to Parent shareholders	254.4	334.4

1.	The restatement relates to the adoption of the amended accounting standard AASB 119 Employee Benefits (2011), as outlined in note 1(f).

Basic weighted average number of ordinary shares
In thousands of shares
Issued shares	975,386	975,386
Effect of own shares held	(921)	(1,185)
Effect of own shares acquired	(222)	—
Effect of share awards exercised	446	20

Balance at end of financial year	974,689	974,221

Basic weighted average number of ordinary shares	974,689	974,221
Shares issuable under equity-based compensation plans	1,700	3,374

Diluted weighted average number of ordinary shares	976,389	977,595

At 30 June 2014, there were 0.7 million options and 2.7 million rights (2013: 2.7 million options) excluded from the diluted weighted average number of ordinary shares calculation as their effect would have been anti-dilutive.

38	ASCIANO LIMITED FINANCIAL REPORT
FOR THE YEAR ENDED 30 JUNE 2014

8. Revenue and other income

	2014 $M	2013 $M
Revenue
Services rendered	3,926.1	3,688.2

Other income
Net gain on sale of property, plant and equipment	26.0	26.1
Lease rental income	13.3	9.9
Gain on remeasurement to fair value of existing 50% interest in C3 Limited	—	17.1
Other	29.2	3.5

Total other income	68.5	56.6

The net profit from the sale of property, plant and equipment is inclusive of a gain of $14.7 million in respect of the sale of land at Ingleburn and a gain of $10.7 million in respect of the sale of land at Pedders Creek, Adelaide.

In the comparative period, the net profit from sale of property, plant and equipment is inclusive of a gain of $21.5 million in respect of the sale of a parcel of land at Kooragang Island and a $4.6 million gain in respect of the sale of land at Dubbo.

Other income is inclusive of the income arising on the settlement reached with the Port of Melbourne Corporation in relation to covering the costs associated with termination arrangements and the early lease termination at Webb Dock.

9. Finance income and expense

Finance income and expense is reconciled to the Consolidated Statement of Profit or Loss and Consolidated Statement of Comprehensive Income as follows:

	2014 $M	2013 $M
Interest income	2.4	4.9
Hedge ineffectiveness recognised in the profit or loss	—	0.8
Net change in fair value of derivatives not designated in a hedge relationship	—	11.8

Net finance income	2.4	17.5

Interest expense	(202.1)	(213.1)
Borrowing costs capitalised to qualifying asset	10.2	10.7
Amortisation of capitalised borrowing costs	(4.7)	(3.9)
Guarantee and commitment fees	(7.5)	(7.8)
Unwind of discount on long-term provisions	(2.1)	(3.1)
Hedge ineffectiveness recognised in the profit or loss	(8.0)	—
Net change in fair value of derivatives not designated in a hedge relationship	(13.5)	—

Finance expense	(227.7)	(217.2)

Recognised directly in the statement of comprehensive income
Effective portions of changes in fair value of cash flow hedges	(72.9)	46.1
Net change in fair value of cash flow hedge reclassified to profit or loss	—	(1.1)
Tax on finance income and finance costs recognised in the Statement of Comprehensive Income	22.5	(13.3)

Finance income recognised directly in the statement of comprehensive income, net of tax	(50.4)	31.7

39	ASCIANO LIMITED FINANCIAL REPORT
FOR THE YEAR ENDED 30 JUNE 2014

9. Finance income and expense (continued)

The net interest expense arising from financial assets or liabilities that are not at fair value through the profit or loss for the year is as follows:

	2014 $M	2013 $M
Total interest income	2.4	4.9
Total interest expense[1]	(191.9)	(202.4)

Total interest expense	(189.5)	(197.5)

1.	Interest expense during the year ended 30 June 2014 is net of $10.2 million of capitalised borrowings on qualifying assets (2013: $10.7 million).

10. Expenses

2014	Expenses before material items $M	Material items $M	Expenses after material items $M
Employee benefits	1,275.6	48.7	1,324.3
Rail access	449.3	—	449.3
Fuel, oil and power	418.2	—	418.2
Repairs and maintenance	315.8	—	315.8
Lease and hire	200.6	—	200.6
Insurance related	53.2	—	53.2
Other	244.8	11.9	256.7

Operating expenses excluding depreciation and amortisation	2,957.5	60.6	3,018.1
Depreciation	285.1	75.7	360.8
Amortisation	46.6	—	46.6

Total expenses	3,289.2	136.3	3,425.5

2013 (RESTATED1)
Employee benefits	1,170.3	19.4	1,189.7
Rail access	426.6	—	426.6
Fuel, oil and power	377.8	—	377.8
Repairs and maintenance	318.1	—	318.1
Lease and hire	192.8	—	192.8
Insurance related	60.1	—	60.1
Other	206.6	12.7	219.3

Operating expenses excluding depreciation and amortisation	2,752.3	32.1	2,784.4
Depreciation	261.9	4.0	265.9
Amortisation	44.8	—	44.8

Total expenses	3,059.0	36.1	3,095.1

2.	The restatement relates to the adoption of the amended accounting standard AASB 119 Employee Benefits (2011), as outlined in note 1(f).

40	ASCIANO LIMITED FINANCIAL REPORT
FOR THE YEAR ENDED 30 JUNE 2014

10. Expenses (continued)

Material items – Port Botany redevelopment

The redevelopment of the Port Botany terminal has continued throughout the year resulting in a number of one-off costs which have been recognised as material items. Each of these cost items is deemed to be of a non-recurring nature and has arisen as a direct result of the redevelopment. The main costs recognised during the 2014 financial year include:

•	restructuring costs of $10.5 million recognised as part of the employee benefits expense;

•	an additional depreciation charge of $22.1 million reflecting both the write-off of assets and the shorter useful economic life of assets that have become obsolete during the year or will become so by the end of the redevelopment; and

•	other costs of $5.9 million reflecting additional operational costs as a result of the impact of construction works and the costs associated with training the workforce to operate the automated terminal.

Material items – Pacific National integration

On 18 February 2014, Asciano announced a formal program to integrate the PN Coal and PN Rail businesses into a single Pacific National business. This integration process has resulted in a number of one-off material costs in the 2014 financial year including:

•	employee restructuring costs of $26.2 million recognised as part of the employee benefit expense;

•	asset write-offs of $52.4 million principally related to the scrapping of locomotives and wagons and are included as part of the depreciation expense; and

•	other project related costs of $3.2 million.

Material items – other restructuring

On 18 February 2014, Asciano announced an expansion of its Business Improvement Program including a review of corporate and divisional support functions as well as operational functions across the Group. As a result of these reviews, the Group has recognised other restructuring costs of $16.0 million in the 2014 financial year including:

•	$12.0 million of employee restructuring costs across the Corporate function and the Logistics Ports Services and Autocare businesses;

•	$1.5 million of onerous lease costs; and

•	other costs of $2.5 million including some minor assets write-offs and project costs.

41	ASCIANO LIMITED FINANCIAL REPORT
FOR THE YEAR ENDED 30 JUNE 2014

11. Taxes

	Note	2014 $M	RESTATED[1] 2013 $M
Current tax expense		119.6	125.4
Deferred tax expense		(15.4)	7.2
Recognition of capital losses		—	(1.1)
Adjustments of deferred tax for prior periods		0.6	—
Adjustments of current tax for prior periods		(3.1)	(1.0)

Total income tax expense		101.7	130.5
Reconciliation of income tax expense to prima facie tax payable
Profit before tax		358.7	467.3

Income tax at 30% (2013: 30%)		107.6	140.2
Other non-deductible items		0.5	0.6
Recognition and derecognition of temporary differences		—	0.6
Non-assessable equity accounted profit		(4.6)	(5.1)
Assessable income and distributions from associate investments		4.7	5.0
Recognition of capital losses		—	(1.1)
Non-assessable income		—	(5.1)
Franking credits on taxable dividends		(3.5)	(3.7)
Adjustments of current tax for prior periods		(3.1)	(0.9)
Adjustments of deferred tax for prior periods		0.6	—
Difference in overseas tax rates		(0.5)	—

Income tax expense recognised in the profit or loss		101.7	130.5
Tax recognised directly in other comprehensive income
Changes in fair value of cash flow hedge		(22.5)	13.3
Defined benefit superannuation funds actuarial (losses)/gains	29	(1.9)	2.0

		(24.4)	15.3

Other
Deferred tax balances acquired in business combinations		(1.5)	(3.0)

1.	The restatement relates to the adoption of the amended accounting standard AASB 119 Employee Benefits (2011), as outlined in note 1(f).

42	ASCIANO LIMITED FINANCIAL REPORT
FOR THE YEAR ENDED 30 JUNE 2014

12. Cash and cash equivalents

	2014 $M	2013 $M
Bank balances	167.3	29.7

13. Reconciliation of net operating cash flows

Profit after tax	257.0	336.8
Adjustments for non-cash items:
Depreciation	360.8	265.9
Amortisation of intangible assets	46.6	44.9
Amortisation of capitalised borrowing costs	4.7	3.9
Unwind of discount on long-term provisions	2.3	3.1
Share of joint ventures’ profit net of distributions received	(2.7)	1.3
Net gain on sale of property, plant and equipment	(26.0)	(26.1)
Revaluation gain on remeasurement to fair value of existing interest in C3	—	(17.1)
Equity-settled share-based payment transactions	4.9	6.4
Borrowing costs capitalised to qualifying assets	(10.2)	(10.7)
Hedge ineffectiveness	8.0	(0.8)
Fair value movements of derivatives not designated in a hedge relationship	13.5	(11.8)
Other non-cash items	(13.4)	5.8
(Increase)/decrease in assets
Trade and other receivables	(20.8)	3.0
Inventories	5.2	(10.3)
Prepayments and other assets	8.4	(4.3)
Change in net deferred tax assets	(21.1)	15.7
Increase/(decrease) in liabilities
Trade and other payables	1.0	9.9
Current tax liabilities	(42.0)	(53.2)
Provisions and employee benefits	30.6	35.1

Net operating cash flows	606.8	597.5

43	ASCIANO LIMITED FINANCIAL REPORT
FOR THE YEAR ENDED 30 JUNE 2014

14. Trade and other receivables

	2014 $M	2013 $M
Current
Trade receivables	360.3	326.9
Allowance for impairment losses	(6.7)	(4.4)

	353.6	322.5
Other receivables	75.6	69.9

	429.2	392.4

Non-current
Loans to joint ventures	56.2	53.0
Other receivables	1.9	2.4

	58.1	55.4

15. Prepayments

Current
Rent	9.7	12.2
Insurance	2.9	3.8
Registrations	3.4	3.4
Other	9.7	11.5

	25.7	30.9

Non-current
Rent	2.2	4.3

16. Inventories

Current
Inventories	37.2	32.6
Provision for obsolete and slow-moving items	(3.9)	(3.3)

	33.3	29.3

Non-current
Inventories	66.3	75.4
Provision for obsolete items including depreciation of capital spares	(34.7)	(34.9)

	31.6	40.5

44	ASCIANO LIMITED FINANCIAL REPORT
FOR THE YEAR ENDED 30 JUNE 2014

17. Derivative financial assets

	2014 $M	2013 $M
Current
Forward exchange contracts	0.7	8.6
Cross-currency swaps	3.4	3.9

	4.1	12.5

Non-current
Forward exchange contracts	—	0.2
Interest rate swaps	2.3	14.2
Cross-currency swaps	163.6	216.6

	165.9	231.0

18. Tax balances

Current tax assets and liabilities

The current tax payable for Asciano of $10.4 million (2013: $52.1 million payable) for the current reporting period represents $8.2 million of income tax payable for the Asciano tax consolidated group and a $2.2 million tax payable for Asciano subsidiaries that are not members of the Asciano tax consolidated group.

45	ASCIANO LIMITED FINANCIAL REPORT
FOR THE YEAR ENDED 30 JUNE 2014

18. Tax balances (continued)

Recognised deferred tax assets and liabilities

Deferred tax assets and liabilities are attributable to the following temporary differences:

2014	Assets $M	Liabilities $M	Net $M
Property, plant and equipment	44.9	(105.5)	(60.6)
Intangible assets	—	(27.6)	(27.6)
Derivatives	55.5	(15.2)	40.3
Inventories	14.5	(1.2)	13.3
Annual leave	27.7	—	27.7
Long service leave	32.5	—	32.5
Other employee provisions	53.7	—	53.7
Restructuring provision	12.8	—	12.8
Other provisions	7.7	0.2	7.9
Other items	14.7	(5.5)	9.2

Net tax assets/(liabilities)	264.0	(154.8)	109.2

2013 (RESTATED1)
Property, plant and equipment	56.9	(99.0)	(42.1)
Intangible assets	—	(35.5)	(35.5)
Derivatives	70.8	(58.5)	12.3
Inventories	8.2	(1.9)	6.3
Annual leave	26.3	—	26.3
Long service leave	30.6	—	30.6
Other employee provisions	49.7	—	49.7
Restructuring provision	5.6	—	5.6
Other provisions	10.4	—	10.4
Other items	17.6	(9.2)	8.4

Net tax assets/(liabilities)	276.1	(204.1)	72.0

1.	The restatement relates to the amendment of accounting standard AASB 119 Employee Benefits (2011), as outlined in note 1(f).

The Asciano tax consolidated group has $22.7 million of unrecognised temporary differences ($6.8 million deferred tax asset) relating to capital assets which have not been recognised as it is not considered probable that there would be taxable income against which they could be utilised.

46	ASCIANO LIMITED FINANCIAL REPORT
FOR THE YEAR ENDED 30 JUNE 2014

18. Tax balances (continued)

Movement in temporary differences during the year

2014	Balance 1 July $M	Recognised in the statement of profit or loss $M	Acquired in business combinations $M	Recognised in equity $M	Utilisation of tax losses $M	Balance 30 June $M
Property, plant and equipment	(42.1)	(17.0)	(1.5)	—	—	(60.6)
Intangible assets	(35.5)	8.6	(0.7)	—	—	(27.6)
Derivatives	12.3	5.5	—	22.5	—	40.3
Inventories	6.3	7.0	—	—	—	13.3
Annual leave	26.3	1.0	0.4	—	—	27.7
Long service leave	30.6	1.9	—	—	—	32.5
Other employee provisions	49.7	2.1	—	1.9	—	53.7
Restructuring provision	5.6	7.2	—	—	—	12.8
Other provisions	10.4	(2.6)	0.1	—	—	7.9
Other	8.4	1.1	(0.3)	—	—	9.2
Tax losses carried forward:
Revenue	—	—	0.5	—	(0.5)	—

Net tax assets/(liabilities)	72.0	14.8	(1.5)	24.4	(0.5)	109.2

2013 (RESTATED1)
Property, plant and equipment	(21.3)	(20.8)	—	—	—	(42.1)
Intangible assets	(41.4)	10.1	(4.2)	—	—	(35.5)
Derivatives	29.4	(3.8)	—	(13.3)	—	12.3
Inventories	7.3	(1.0)	—	—	—	6.3
Annual leave	22.0	4.3	—	—	—	26.3
Long service leave	26.4	4.2	—	—	—	30.6
Other employee provisions	49.9	1.8	—	(2.0)	—	49.7
Restructuring provision	1.0	4.6	—	—	—	5.6
Other provisions	11.0	(0.6)	—	—	—	10.4
Other	13.2	(6.0)	1.2	—	—	8.4
Tax losses carried forward:
Capital	6.0	1.1	—	—	(7.1)	—

Net tax assets/(liabilities)	103.5	(6.1)	(3.0)	(15.3)	(7.1)	72.0

1.	The restatement relates to the amendment of accounting standard AASB 119 Employee Benefits (2011), as outlined in note 1(f).

47	ASCIANO LIMITED FINANCIAL REPORT
FOR THE YEAR ENDED 30 JUNE 2014

19. Equity accounted investments

	2014 $M	2013 $M
Equity accounted investments	30.9	28.4

Asciano’s share of profit after tax in its equity accounted investees was $14.9 million (2013: $17.3 million).

Summary financial information for equity accounted investees, not adjusted for the percentage ownership held by Asciano, is as follows:

2014	Owned %	Nature of relationship	Assets $M	Liabilities $M	Revenues $M	Profit before tax $M
1-Stop Connections Pty Limited[1]	50	Joint Venture	5.6	(2.2)	13.0	2.4
Albany Bulk Handling Pty Limited	50	Joint Venture	11.4	(1.3)	9.0	4.0
Australian Amalgamated Terminals Pty Limited	50	Joint Venture	113.1	(110.8)	70.5	19.0
Car Compounds of Australia Pty Limited	50	Joint Venture	7.8	(1.7)	27.6	4.6
Geelong Unit Trust	50	Joint Venture	104.7	(66.6)	26.2	7.4
Auckland Stevedoring Company Limited[3]	50	Joint Venture	—	—	—	—
Insync Solutions[3]	50	Joint Venture	5.3	(3.3)	5.2	1.6
Smart Cargo Logistics Limited[3]	50	Joint Venture	0.4	—	0.8	0.1
LDC Mountain Industries Pty Ltd[2]	49	Associate	7.0	(7.1)	0.5	—

			255.3	(193.0)	152.8	39.1

2013
1-Stop Connections Pty Limited[1]	50	Joint Venture	5.6	(2.6)	12.6	3.6
Albany Bulk Handling Pty Limited	50	Joint Venture	10.8	(1.0)	7.9	3.6
Australian Amalgamated Terminals Pty Limited	50	Joint Venture	116.2	(115.6)	76.3	26.6
Car Compounds of Australia Pty Limited	50	Joint Venture	7.3	(3.0)	19.9	3.1
Geelong Unit Trust	50	Joint Venture	106.3	(69.2)	25.6	4.4
Auckland Stevedoring Company Limited[3]	50	Joint Venture	—	—	—	—
Insync Solutions[3]	50	Joint Venture	2.1	(1.7)	2.3	0.5
Smart Cargo Logistics Limited[3]	50	Joint Venture	0.3	—	0.4	0.1

			248.6	(193.1)	145.0	41.9

1.	Reporting date is 31 December.
2.	Equity accounted investment acquired on consolidation of Mountain Industries from 31 October 2013. Revenue and profit before tax represents financial information from the date of acquisition.
3.	Equity accounted investments acquired on consolidation of C3 Limited from 28 November 2012. Revenue and profit before tax represents financial information from the date of acquisition.

Distributions received from joint ventures during the year ended 30 June 2014 totalled $12.2 million (2013: $18.6 million).

All joint ventures were incorporated or formed in Australia, apart from Auckland Stevedoring Company Limited, Insync Solutions and Smart Cargo Logistics Limited which are incorporated in New Zealand. These joint venture investments have been equity accounted by Asciano Limited since 28 November 2012, the date of acquisition of the remaining interest in C3 Limited.

48	ASCIANO LIMITED FINANCIAL REPORT
FOR THE YEAR ENDED 30 JUNE 2014

20. Property, plant and equipment

2014	Land $M	Buildings $M	Plant and equipment $M	Leasehold improvements $M	Work in progress $M	Total $M
Cost
Opening balance	290.2	247.0	4,380.4	660.3	499.7	6,077.6
Acquisitions[1]	21.1	15.0	62.1	—	689.0	787.2
Acquisitions through business combinations[2]	27.7	12.5	20.3	—	—	60.5
Transfers[3]	—	13.6	446.8	18.9	(517.0)	(37.7)
Disposals	(57.4)	(9.6)	(66.7)	(54.5)	—	(188.2)

Closing balance	281.6	278.5	4,842.9	624.7	671.7	6,699.4
Accumulated depreciation and impairment losses
Opening balance	—	(50.2)	(1,735.3)	(365.9)	—	(2,151.4)
Depreciation	—	(8.6)	(271.1)	(26.7)	—	(306.4)
Impairment	—	—	(38.7)	(4.0)	—	(42.7)
Disposals	—	1.8	59.9	46.1	—	107.8

Closing balance	—	(57.0)	(1,985.2)	(350.5)	—	(2,392.7)
Carrying amounts
At 1 July 2013	290.2	196.8	2,645.1	294.6	499.7	3,926.4
At 30 June 2014	281.6	221.5	2,857.7	274.2	671.7	4,306.7

2013
Cost
Opening balance	291.4	110.9	3,626.7	648.4	834.9	5,512.3
Acquisitions[1]	—	—	—	—	616.1	616.1
Acquisitions through business combinations	—	0.9	21.1	—	—	22.0
Transfers[2]	2.9	135.5	775.8	13.8	(951.3)	(23.3)
Disposals	(4.1)	(0.3)	(43.2)	(1.9)	—	(49.5)

Closing balance	290.2	247.0	4,380.4	660.3	499.7	6,077.6
Accumulated depreciation and impairment losses
Opening balance	—	(41.2)	(1,553.2)	(336.2)	—	(1,930.6)
Depreciation	—	(9.3)	(225.3)	(31.3)	—	(265.9)
Disposals	—	0.3	43.2	1.8	—	45.3

Closing balance	—	(50.2)	(1,735.3)	(365.7)	—	(2,151.2)
Carrying amounts
At 1 July 2012	291.4	69.7	2,073.5	312.2	834.9	3,581.7
At 30 June 2013	290.2	196.8	2,645.1	294.6	499.7	3,926.4

1.	Included in the cost of property, plant and equipment acquisitions is $10.2 million (2013: $10.7 million) of borrowing costs capitalised to qualifying assets. An average capitalisation rate of 6.8% (2013: capitalisation rate of 7.2%) was used.
2.	Acquisitions acquired through business combinations relate to the acquisition of Mountain Industries. Refer to note 5.
3.	Transfers include $33.6 million (2013: $23.3 million) of software and $3.4 million of future track access rights transferred from plant and equipment to intangible assets.

49	ASCIANO LIMITED FINANCIAL REPORT
FOR THE YEAR ENDED 30 JUNE 2014

20. Property, plant and equipment (continued)

Work in progress

Work in progress comprises amounts spent on various capital projects including construction and capital improvement of locomotives, wagons and lifting equipment, and development works at various rail and port terminals.

Leased assets

As at 30 June 2014 the carrying value of plant and equipment under finance lease is $1.8 million (2013: $2.2 million).

21. Intangible assets

2014	Goodwill $M	IT development and software $M	Customer contacts and relationships $M	Brand name $M	Other* $M	Total $M
Cost
Opening balance	3,566.0	172.6	458.6	25.0	13.9	4,236.1
Acquisitions	—	—	—	—	0.9	0.9
Acquisitions through business combinations	22.3	—	2.4	—	—	24.7
Transfers from property, plant and equipment	—	5.6	—	—	32.1	37.7
Disposals	—	(24.5)	—	—	—	(24.5)

Closing balance	3,588.3	153.7	461.0	25.0	46.9	4,274.9
Accumulated amortisation and impairment losses
Opening balance	(962.9)	(128.0)	(351.4)	—	—	(1,442.3)
Amortisation	—	(15.8)	(28.3)	—	(2.5)	(46.6)
Disposals	—	24.6	—	—	—	24.6
Other	—	—	(0.3)	—	—	(0.3)

Closing balance	(962.9)	(119.2)	(380.0)	—	(2.5)	(1,464.6)
Carrying amounts
At 1 July 2013	2,603.1	44.6	107.2	25.0	13.9	2,793.8
At 30 June 2014	2,625.4	34.5	81.0	25.0	44.4	2,810.3

2013
Cost
Opening balance	3,514.1	163.9	445.9	25.0	—	4,148.9
Acquisitions through business combinations	51.9	1.2	12.7	—	—	65.8
Transfers from property, plant and equipment	—	9.4	—	—	13.9	23.3
Disposals	—	(1.9)	—	—	—	(1.9)

Closing balance	3,566.0	172.6	458.6	25.0	13.9	4,236.1
Accumulated amortisation and impairment losses
Opening balance	(962.9)	(114.0)	(321.7)	—	—	(1,398.6)
Amortisation	—	(15.2)	(29.7)	—	—	(44.9)
Disposals	—	1.2	—	—	—	1.2

Closing balance	(962.9)	(128.0)	(351.4)	—	—	(1,442.3)
Carrying amounts
At 1 July 2012	2,551.2	49.9	124.2	25.0	—	2,750.3
At 30 June 2013	2,603.1	44.6	107.2	25.0	13.9	2,793.8

*	Other intangible assets comprise future track access rights.

50	ASCIANO LIMITED FINANCIAL REPORT
FOR THE YEAR ENDED 30 JUNE 2014

21. Intangible assets (continued)

Indefinite useful life of brand name

The Patrick brand is associated with businesses that currently operate within markets with high pecuniary, legislative and availability of resource barriers to entry. It is anticipated that there is no foreseeable limit to the period over which the brand name is expected to generate net cash inflows for Asciano, and as such has been regarded as an indefinite useful life intangible asset.

Allocation of goodwill to CGUs

	2014 $M	2013 $M
PN Coal	524.0	524.0
PN Rail	350.0	350.0
Container Ports	1,497.5	1,497.5
General Stevedoring	107.1	84.8
Autocare	94.9	94.9
C3 Limited	51.9	51.9

Total goodwill	2,625.4	2,603.1

No goodwill is allocated to the Bulk Ports CGU.

The assessment of the recoverable amounts of goodwill is based on value-in-use calculations undertaken at the CGU level. Value in use is calculated using a discounted cash flow methodology covering a 10 year period with a terminal value at the end of the period.

The carrying amounts of goodwill in the CGUs were fully supported as at the reporting date. The following describes the key assumptions supporting the cash flow projections:

Cash flow forecasts

Cash flow forecasts are based on the most recent 10 year financial projections and have been adjusted to exclude the costs and benefits of non-committed expansionary capital expenditure. The 10 year period is considered to be a more reliable and accurate prediction of the eventual cash flows than shorter term (five year) forecasts, due to the quantum of upfront investment, the length of time and capital expenditure required to bring the infrastructure assets into full production, the longevity of the infrastructure assets, the lack of available substitutes and the strategic importance of the various infrastructure business to the economy.

Growth rates

Growth rates used in the financial projections are based on management’s expectations for future performance and do not normally exceed the long-term growth rate for the business in which each CGU operates. Average annual growth rates range between 3.6% and 9.6% per annum (2013: 0% and 10.9% per annum).

Terminal values

Terminal values calculated after year 10 have been determined using the stable growth model, having regard to the weighted average cost of capital (“WACC”) and terminal growth factor of 2.75% (2013: 2.5%) per annum which is considered appropriate to the businesses in which each CGU operates.

Discount rates

Discount rates used are the pre-tax WACC and include a premium for market risks appropriate to the relevant CGU. The WACCs range from 12.0% to 13.6% (2013: WACC of 12.5% for all CGUs) per annum.

Impact of possible changes in key assumptions

The value-in-use calculations are sensitive to changes in the key assumptions used in the impairment testing. As such, a sensitivity analysis was undertaken by management to examine the effect of changes in key assumptions which would cause the carrying amount to exceed the recoverable amount for each CGU.

Management is satisfied that any reasonably likely changes in the key assumptions would not cause the carrying value of each CGU to materially exceed its recoverable amount.

51	ASCIANO LIMITED FINANCIAL REPORT
FOR THE YEAR ENDED 30 JUNE 2014

22. Trade and other payables

	Note	2014 $M	RESTATED[1] 2013 $M
Current
Trade payables		152.8	129.5
Other payables and accrued expenses		311.6	264.1

		464.4	393.6

Non-current
Defined benefit plan liability	29	120.8	119.0
Other payables and accrued expenses		15.3	13.3

		136.1	132.3

1.	The restatement relates to the adoption of the amended accounting standard AASB 119 Employee Benefits (2011), as outlined in note 1(f).

23. Loans and borrowings

	2014 $M	2013 $M
Current
Finance lease liabilities	0.6	0.6

Non-current
Syndicated bank loan	650.0	810.0
US dollar bonds, net of discount	2,116.3	2,183.8
GBP bonds, net of discount	542.3	—
Unrealised fair value loss on US dollar bonds	76.8	88.5
Capitalised borrowing costs	(16.6)	(13.6)
Finance lease liabilities	1.2	1.6

	3,370.0	3,070.3

On 19 September 2013, Asciano Finance Limited issued GBP 300.0 million of 5.0% Medium Term Notes due in September 2023 (“GBP bond issuance”) which are guaranteed by Asciano Limited and each subsidiary. On 20 September 2013, the proceeds from this GBP bond issuance were used to repay A$270.0 million of the syndicated term loan maturing in October 2014 and A$200.0 million of the syndicated term loan maturing in October 2016. As at 30 June 2014, all syndicated bank loans and US dollar bonds and GBP bonds were unsecured.

52	ASCIANO LIMITED FINANCIAL REPORT
FOR THE YEAR ENDED 30 JUNE 2014

23. Loans and borrowings (continued)

Bank facilities

The following table provides details of the components of the bank facilities and cash:

		2014		2013
$M	Maturity	Facility	Utilised	Facility	Utilised
Syndicated revolving credit facility	October 2016	650.0	650.0	650.0	160.0
Syndicated revolving credit facility	October 2019	650.0	—	650.0	650.0
Less: cash and cash equivalents		—	(167.3)	—	(29.7)

Net bank debt		1,300.0	482.7	1,300.0	780.3
Working capital facilities	October 2013	—	—	150.0	83.6
Bank guarantee facility[1]	June 2016	150.0	73.7	—	—

		1,450.0		1,450.0

1.	All drawings under the bank guarantee facility as at 30 June 2014 are in the form of performance bonds and bank guarantees.
2.	Asciano pays interest on its bank facilities at a margin above the bank bill swap rate. As at 30 June 2014 Asciano’s bank debt was hedged to 31% (2013: 25%) by interest rate swaps.

US dollar bonds

The following table provides details of the components of the US dollar bonds:

		2014		2013
$M	Maturity	US$	A$[1]	US$	A$
US dollar 5 year bonds	September 2015	400.0	424.1	400.0	437.8
US dollar 7 year bonds	April 2018	750.0	795.2	750.0	820.9
US dollar 10 year bonds	September 2020	600.0	636.1	600.0	656.6
US dollar 12 year bonds	April 2023	250.0	265.1	250.0	273.6
Discount on US dollar bonds		(6.0)	(4.2)	(6.0)	(5.1)

		1,994.0	2,116.3	1,994.0	2,183.8

1.	Australian dollar equivalent calculated at the spot rate on 30 June 2014.

The US dollar bonds maturing in 2015 and 2020 are hedged by cross-currency swaps, which were entered into at the time the bonds were priced, in order to convert US dollar fixed rate borrowings into Australian dollar fixed rate borrowings.

The US dollar bonds maturing in 2018 and 2023 are hedged by cross-currency swaps, which were entered into at the time the bonds were priced, to convert US dollar fixed rate borrowings (in combination with redesignated interest rate swaps) into Australian dollar fixed rate and Australian dollar floating rate borrowings.

Sterling bonds

The following table provides details of the components of the GBP bonds:

		2014		2013
$M	Maturity	GB£	A$[1]	GB£	A$
GBP 10 year bonds	September 2023	300.0	544.0	—	—
Discount on GBP bonds		(1.1)	(1.7)	—	—

		298.9	542.3	—	—

1.	Australian dollar equivalent calculated at the spot rate on 30 June 2014.

The GBP bonds maturing in 2023 are hedged by cross-currency swaps, which were entered into on 19 September 2013 to convert GBP fixed rate borrowings into Australian dollar fixed rate borrowings.

As at 30 June 2014, Asciano had fixed the interest rates in respect of 77% of the US bonds (2013: 77%) and fully hedged its currency exposure (30 June 2013: 100%).

As at 30 June 2014, Asciano had fixed 100% of the interest rates on GBP bonds and fully hedged its currency exposure.

Details of exposure to risks from current and non-current borrowings are set out in note 3.

53	ASCIANO LIMITED FINANCIAL REPORT
FOR THE YEAR ENDED 30 JUNE 2014

24. Derivative financial liabilities

	2014 $M	2013 $M
Current
Forward exchange contracts	6.0	—
Interest rate swaps	3.6	0.9
Cross-currency swaps	51.8	28.2

	61.4	29.1

Non-current
Forward exchange contracts	1.3	—
Interest rate swaps	2.0	—
Cross-currency swaps	54.5	19.3

	57.8	19.3

25. Provisions and employee benefits

Current
Workers compensation	5.0	8.0
Restructuring	43.2	4.1
Incident	15.2	20.3
Travel passes	1.5	2.4
Site restoration	4.0	4.0
Other	5.5	4.9

Balance before employee benefits	74.4	43.7
Long service leave	90.7	85.5
Annual leave	92.2	90.0
Other employee entitlements	18.9	16.6

	276.2	235.8

Non-current
Workers compensation	23.1	24.9
Restructuring	1.3	13.0
Travel passes	33.8	32.9
Site restoration	5.7	5.7
Other	1.5	—

Balance before employee benefits	65.4	76.5
Long service leave	17.7	16.6

	83.1	93.1

54	ASCIANO LIMITED FINANCIAL REPORT
FOR THE YEAR ENDED 30 JUNE 2014

25. Provisions and employee benefits (continued)

Movements in non-employee provisions

2014 $M	Workers compensation	Restructuring	Incident	Travel passes	Site restoration	Other	Total
Opening balance	32.9	17.1	20.3	35.3	9.7	4.9	120.2
Made	8.3	60.1	5.1	0.8	—	9.0	83.3
Utilised	(13.8)	(32.7)	(8.6)	(2.2)	—	(5.4)	(62.7)
Reversed	—	—	(1.6)	—	—	(1.5)	(3.1)
Discount unwind	0.7	—	—	1.4	—	—	2.1

Closing balance	28.1	44.5	15.2	35.3	9.7	7.0	139.8

Represented by:
Current	5.0	43.2	15.2	1.5	4.0	5.5	74.4
Non-current	23.1	1.3	—	33.8	5.7	1.5	65.4

	28.1	44.5	15.2	35.3	9.7	7.0	139.8

Workers compensation provision

Workers compensation relates to Pacific National (NSW) Pty Limited, which is a licensed self-insurer for workers compensation claims made under the Workers Compensation Act 1987 (NSW) and the Workplace Injury Management and Workers Compensation Act 1998 (NSW). Asciano Services Pty Limited is also self-insured under the Safety, Rehabilitation and Compensation Act 1988 (Cth). As a condition of the licences, Asciano maintains an “excess of loss” (workers compensation) insurance policy for each licence for any one event exceeding $1 million (indexed).

A provision is maintained to cover claims made or likely to be made by employees up to $1 million for any one event. The provision is made in accordance with an independent actuarial assessment of the liability for workers compensation claims conducted by McMahon Actuarial Services Pty Limited.

Restructuring provision

The restructuring provision represents the estimated cost of the termination payments to be made to employees impacted by the restructuring commenced during the year or in association with the redevelopment of Port Botany. The expenditure is expected to be incurred in the next six months with the exception of approximately $23.2 million which will be paid out on completion of the automation cutover at Port Botany.

Incident provision

The incident provision is the expected cost of claims relating to train and other incidents. The timing of this expenditure is expected to be within the next year.

Travel passes provision

The travel passes provision relates to the cost of retiree rail travel passes and is based on an independent actuarial assessment conducted by ABS (PL) Pty Limited. Retiree rail travel passes relate to retired ex-employees of FreightCorp (the business acquired by an Asciano subsidiary in 2002) who held a life-long travel pass and ex-employees of FreightCorp who became employees of Pacific National who were expected to become entitled to a retiree pass on exiting the business. Timing of the expenditure is dependent upon the age of the passholder, length of service, expected exit date and life expectancy.

Site restoration provision

The site restoration provision is an estimate of environmental costs to be incurred in the future. A provision for site restoration in respect of contaminated land and the related expense are recognised when the need is identified. The provision is the best estimate of the present value of the expenditure required to settle the site restoration obligation at the reporting date, based on current legal requirements and technology.

Other provisions

Other provisions include, for example, the decommissioning provision and legal provisions. Legal provisions represent an estimate of the cost of defending and/or settling any claims against Asciano. Timing of expenditure varies on a case-by-case basis.

55	ASCIANO LIMITED FINANCIAL REPORT
FOR THE YEAR ENDED 30 JUNE 2014

26. Contributed equity

There is no “par value” for ordinary shares. The holders of ordinary shares are entitled to receive dividends as declared from time to time, and are entitled to one vote per share at meetings of the Company.

Movement in number of issued shares

2014	Date	Price per share $	Number of fully paid ordinary shares	$M
Parent
Balance at	1 July 2013		975,385,664	8,606.1
Treasury shares acquired				(4.7)
Treasury shares allocated				7.9

Balance	30 June 2014		975,385,664	8,609.3

2013
Balance at	1 July 2012		975,385,664	8,604.7
Treasury shares allocated				1.4

Balance	30 June 2013		975,385,664	8,606.1

Treasury shares consist of shares held in trust for Asciano employees in relation to equity compensation plans.

These shares will transfer to the participating executives on satisfaction of the relevant time and/or performance-based conditions. At 30 June 2014 210,136 (2013: 920,648) shares were held in trust and classified as treasury shares.

Distribution Reinvestment Plan

The Distribution Reinvestment Plan (“DRP”) was announced in May 2008 and allows shareholders to reinvest all or part of their dividends in additional shares. The DRP was not activated during either of the 2014 or 2013 financial years.

56	ASCIANO LIMITED FINANCIAL REPORT
FOR THE YEAR ENDED 30 JUNE 2014

27. Reserves

Movement in reserves

2014	Common control $M	Translation $M	Hedge $M	Employee equity benefits $M	Corporatisation $M	Profit reserve $M	Total $M
Opening balance	(4,911.2)	1.0	(36.3)	10.2	9.3	223.5	(4,703.5)
Other comprehensive income	—	0.6	(50.4)	—	—	—	(49.8)
Profits transferred from retained earnings	—	—	—	—	—	144.2	144.2
Dividends paid	—	—	—	—	—	(117.0)	(117.0)
Employee equity benefits	—	—	—	4.9	—	—	4.9

Closing balance	(4,911.2)	1.6	(86.7)	15.1	9.3	250.7	(4,721.2)

2013
Opening balance	(4,911.2)	(1.1)	(68.0)	7.3	9.3	68.8	(4,894.9)
Other comprehensive income	—	2.1	31.7	—	—	—	33.8
Profits transferred from retained earnings	—	—	—	—	—	244.9	244.9
Dividends paid	—	—	—	—	—	(90.2)	(90.2)
Employee equity benefits	—	—	—	2.9	—	—	2.9

Closing balance	(4,911.2)	1.0	(36.3)	10.2	9.3	223.5	(4,703.5)

Common control reserve

As a result of combinations of entities under common control, an equity account was created as a component of equity, called the common control reserve. The balance of the account represents the excess of the fair value of Asciano shares as traded on 15 June 2007 over the initial carrying value of the Patrick, Pacific National and Toll Ports businesses transferred from Toll to Asciano at the time of the demerger.

Translation reserve

The translation reserve comprises all foreign currency differences arising from the translation of liabilities that hedge the net investment loans in foreign operations.

Hedge reserve

The hedge reserve comprises the effective portion of the cumulative net change in the fair value of cash flow hedging instruments, net of tax, related to hedged transactions that have not yet occurred.

Employee equity benefits reserve

The employee equity benefits reserve is used to record the value of share-based payments provided to employees, including KMP, as part of their remuneration. The current balance relates to unexercised options issued to senior executives under the Asciano Options and Rights Plan (“Option Plan”). The initial fair value attributed to the options at grant date is recognised on a straight line basis over the vesting period. This reserve will be reversed against contributed equity if the underlying options are exercised and result in shares being issued. Refer to note 34(a) for further details of the Option Plan.

The treasury share reserve, also part of the employee equity benefits reserve, is used to record the value of the rights issued under the Asciano Options and Rights Plan share-based payments which are provided to employees, including KMP, as part of their remuneration. The initial fair value attributed to the Rights Plans is recognised on a straight line basis over the vesting period. Refer to notes 34(b) to 34(c) for further details of the Rights Plans.

Corporatisation reserve

The Trust became a member of the Asciano tax consolidated group on corporatisation. The corporatisation reserve relates to deferred tax amounts which have been recognised on entry by the Trust to the Asciano tax consolidated group.

Profit reserve

The profit reserve was established to record profits from which franked dividends can be paid.

57	ASCIANO LIMITED FINANCIAL REPORT
FOR THE YEAR ENDED 30 JUNE 2014

28. Accumulated losses

	2014 $M	RESTATED[1] 2013 $M
Opening balance	(295.1)	(388.4)
Profit after tax attributable to owners of Asciano Limited	254.4	334.4
Other comprehensive income	(4.4)	4.0
Profits transferred to profit reserve	(144.2)	(244.9)
Dividends	—	(0.2)

Closing balance	(189.3)	(295.1)

1.	The restatement relates to the adoption of the amended accounting standard AASB 119 Employee Benefits (2011), as outlined in note 1(f).

29. Superannuation

Defined contribution funds

Asciano contributes to a number of defined contribution funds on behalf of employees. Under current legislation, employees are able to choose the fund into which these contributions are made, and Asciano pays contributions into the various funds in accordance with the employees’ instructions. Contributions made to the funds were $48.9 million (2013: $42.5 million).

Victorian State Superannuation Fund

Asciano also contributes on behalf of certain employees to defined benefit schemes that are part of the Victorian State Superannuation Fund (“VSSF”). Certain employees of V/Line Freight Corporation, which was acquired by Freight Victoria Limited (subsequently renamed Pacific National (Victoria) Limited) on 1 May 1999, elected to continue their membership of the defined benefit schemes at acquisition. Membership of the defined benefit schemes had been closed to new members prior to 1 May 1999. As at 30 June 2014, there were 34 (2013: 34) employees still in the defined benefit schemes.

The State Government of Victoria retains liability for investment risk in the VSSF while Asciano’s exposure is in relation to future contribution rates only. Contribution rates may increase above current rates where the level of salary and wage increases exceeds that assumed by the actuary. The level of contributions in respect of these funds is determined by the VSSF’s board based on advice from the actuary. For accounting purposes, the State Government of Victoria recognises the unfunded superannuation liability in respect of the Emergency Services Superannuation Scheme (“ESSS”) (of which the VSSF is a sub scheme) in its financial statements.

David Knox (BA, PhD, FIA, FIAA), the actuary who prepares the AASB 119 Employee Benefits liabilities for the State Government of Victoria, has advised that given the nature of the ESSS, the State Government of Victoria’s commitment to the ESSS, the pooling of risk and the difficulties in reliably allocating the benefit liabilities and assets between entities, it is appropriate for Asciano to use the defined contribution reporting approach available under the multi employer fund provisions of AASB 119. This approach is also consistent with the treatment of Asciano’s contribution in the calculation of the State Government of Victoria’s balances.

Stevedoring Employees Retirement Fund

Asciano also contributes on behalf of certain employees into the Stevedoring Employees Retirement Fund (“SERF”). The SERF is a superannuation fund that, in addition to providing defined contribution benefits to some categories of members, provides other members with defined benefits. There were 35 (2013: 36) employees in the defined benefit fund and 1,926 (2013: 2,131) employees in the defined contribution fund as at 30 June 2014.

The SERF is a multi employer industry based superannuation fund. There is no basis that could be used to definitively apportion the benefits, assets and costs associated with the SERF between the various full participating employers.

The SERF’s actuary advised that the surplus in the fund continues to be $nil at 30 June 2014, primarily as a result of the performance of equity markets during the period. The actuary used a net of tax discount rate of 5.8% (2013: 5.8%) per annum and an assumed wage escalation rate of 4.0% (2013: 4.0%) per annum. Asciano has made normal contributions to the fund in 2014 at the request of the fund trustee.

Defined benefit funds

Asciano is a sponsor of a number of pooled defined benefit funds relating to employees it took over from closed New South Wales public sector entities. The funds include the State Superannuation Scheme (“SSS”), the State Authorities Superannuation Scheme (“SASS”) and the State Authorities Non-Contributory Superannuation Scheme (“SANCS”). These schemes are all defined benefit schemes and at least one component of the final benefit is derived from a multiple of member salary and years of membership. There were 443 (2013: 482) employees and former employees in these defined benefit funds as at 30 June 2014.

58	ASCIANO LIMITED FINANCIAL REPORT
FOR THE YEAR ENDED 30 JUNE 2014

29. Superannuation (continued)

In accordance with various trust deeds, where a deficit exists in the funds, the trustee may request additional contributions by employers in order to manage down the deficit over time. At the request of the trustee, Asciano made additional contributions of $8.5 million (2013: $8.4 million) in the 2014 financial year. A contribution of $11.0 million is forecast for the 2015 financial year.

In accordance with AASB 119, Asciano has elected to reflect actuarial gains and losses, after tax, directly in other comprehensive income. Other gains and losses are reflected in the current period profit or loss.

All fund assets are invested at arm’s length through independent fund managers.

	2014 $M	RESTATED[1] 2013 $M
Fund assets comprise:
Australian equities	59.3	56.1
Overseas equities	55.2	48.1
Australian fixed interest securities	11.9	12.7
Overseas fixed interest securities	4.4	4.0
Property	16.5	15.3
Cash	12.5	24.2
Other	32.0	24.0

	191.8	184.4

Movement in the present value of fund assets
Balance at the beginning of the financial period	184.4	156.9
Contributions paid into the funds – employer	11.0	11.0
Contributions paid into the funds – plan participants	2.1	2.1
Benefits paid by the funds	(28.0)	(11.3)
Expected return on fund assets	6.9	13.3
Actuarial gains recognised in other comprehensive income	15.4	12.4

Balance at the end of the financial year	191.8	184.4

Movement in the present value of the defined benefit obligation
Balance at the beginning of the financial year	303.4	286.7
Contributions paid into the funds	2.1	2.1
Benefits paid by the funds	(28.0)	(11.3)
Current service costs and interest	15.4	10.9
Actuarial losses recognised in other comprehensive income	19.7	15.0

Balance at the end of the financial year	312.6	303.4

Expenses recognised in the profit or loss
Current service costs	4.1	3.0
Interest cost	11.2	7.9
Expected return on fund assets	(6.9)	(4.7)

Total included in employee benefits expense	8.4	6.2

Actual return on fund assets	15.4	26.7

Actuarial gains and losses recognised directly in other comprehensive income
Balance at the beginning of the financial year	(120.4)	(124.6)
Recognised directly in other comprehensive income	(6.3)	6.0
Tax thereon	1.9	(1.8)

Other comprehensive income, net of tax	(4.4)	4.2

Balance at the end of the financial year	(124.8)	(120.4)

59	ASCIANO LIMITED FINANCIAL REPORT
FOR THE YEAR ENDED 30 JUNE 2014

29. Superannuation (continued)

	2014 % pa	2013 % pa
Actuarial assumptions
Discount rate	3.6	3.8
Future salary increases	4.0	4.0
Rate of Consumer Price Index (“CPI”) increase	2.5	2.5
Expected rate of return on assets	8.3	8.6
Pensioner mortality as per the 2012 Actuarial Investigation of the Pooled Fund	—	—

The sensitivity of the defined benefit obligation to changes in the significant assumptions is:

		Impact on defined benefit obligation
	Change in assumptions	Increase in assumption	Decrease in assumption
Actuarial assumptions
Discount rate	1.0%	(29.4)	36.1
Future salary increases	0.5%	9.4	(8.9)
Rate of Consumer Price Index (“CPI”) increase	0.5%	7.0	(6.4)
Pensioner mortality	5.0%	(1.2)	1.2

Comparative information has not been provided for the sensitivity analysis as permitted by the transitional provisions of the revised standard.

The above sensitivity analyses are based on a change in an assumption while holding all other assumptions constant. In practice, this is unlikely to occur, and changes in some of the assumptions may be correlated. When calculating the sensitivity of the defined benefit obligation to significant actuarial assumptions the same method (present value of the defined benefit obligation calculated with the projected unit credit method at the end of the reporting period) has been applied as when calculating the defined benefit liability recognised in the statement of financial position.

60	ASCIANO LIMITED FINANCIAL REPORT
FOR THE YEAR ENDED 30 JUNE 2014

29. Superannuation (continued)

Employer contributions

Employer contributions to the funds are based on recommendations by the funds’ actuaries. Actuarial assessments are made on an annual basis and the last such assessment was conducted as at 30 June 2014.

Historical information

2014	SSS $M	SASS $M	SANCS $M	Total $M
Defined benefit obligation	(3.2)	(281.8)	(27.6)	(312.6)
Fund assets	5.9	164.5	21.4	191.8

Net surplus/(deficit)	2.7	(117.3)	(6.2)	(120.8)

Experience adjustments – fund liabilities	0.6	(14.0)	(0.9)	(14.3)
Experience adjustments – fund assets	—	—	—	—

2013[1]
Defined benefit obligation	(3.3)	(272.2)	(27.9)	(303.4)
Fund assets	5.3	158.7	20.4	184.4

Net surplus/(deficit)	2.0	(113.5)	(7.5)	(119.0)

Experience adjustments – fund liabilities	0.5	(15.1)	(0.4)	(15.0)
Experience adjustments – fund assets	0.6	18.1	2.3	21.0

2012
Defined benefit obligation	(3.8)	(256.5)	(26.4)	(286.7)
Fund assets	4.6	136.5	15.8	156.9

Net surplus/(deficit)	0.8	(120.0)	(10.6)	(129.8)

Experience adjustments – fund liabilities	1.2	28.2	3.3	32.7
Experience adjustments – fund assets	0.4	13.5	1.4	15.3

2011
Defined benefit obligation	(2.5)	(210.4)	(21.9)	(234.8)
Fund assets	4.6	145.0	16.4	166.0

Net surplus/(deficit)	2.1	(65.4)	(5.5)	(68.8)

Experience adjustments – fund liabilities	—	5.5	0.4	5.9
Experience adjustments – fund assets	—	2.4	—	2.4

2010
Defined benefit obligation	(2.5)	(204.1)	(20.7)	(227.3)
Fund assets	4.3	141.4	14.4	160.1

Net surplus/(deficit)	1.8	(62.7)	(6.3)	(67.2)

Experience adjustments – fund liabilities	0.1	10.3	1.0	11.4
Experience adjustments – fund assets	—	2.7	—	2.7

1.	The restatement relates to the adoption of the amended accounting standard AASB 119 Employee Benefits (2011), as outlined in note 1(f).

61	ASCIANO LIMITED FINANCIAL REPORT
FOR THE YEAR ENDED 30 JUNE 2014

30. Operating and finance leases

	2014 $M	2013 $M
Non-cancellable operating lease rentals are payable as follows:
Within one year	124.1	116.2
One year or later and no later than five years	343.4	343.2
Later than five years	842.7	685.5

	1,310.2	1,144.9

Asciano leases property under non-cancellable operating leases expiring between two to 45 years. Lease payments comprise a base amount plus an incremental contingent rental (if required). Contingent rentals are based on either movements in the CPI or operating criteria.

	2014 $M	2013 $M
Non-cancellable finance lease rentals are payable as follows:
Within one year	0.6	0.6
One year or later and no later than five years	1.2	1.6

	1.8	2.2

31. Capital and other commitments

Plant and equipment
Contracted capital expenditure committed but not yet payable:
Within one year	305.0	291.7
One year or later and no later than five years	161.7	137.4
Later than five years	9.3	2.4

	476.0	431.5

Maintenance commitments
Non-cancellable maintenance contracts committed but not yet payable:
Within one year	19.7	10.6
One year or later and no later than five years	30.6	31.4
Later than five years	—	12.4

	50.3	54.4

Other commitments
Non-cancellable other contracts committed but not yet payable:
Within one year	24.9	33.3
One year or later and no later than five years	0.5	4.3

	25.4	37.6

62	ASCIANO LIMITED FINANCIAL REPORT
FOR THE YEAR ENDED 30 JUNE 2014

32. Contingencies

Litigation

From time to time, Asciano is subject to claims and litigation during the normal course of business. The Board has given consideration to such matters, which are or may be subject to litigation at year end and, subject to specific provisions raised, is of the opinion that no material liability exists.

Environmental liabilities

Asciano provides for all known environmental liabilities. While the Board believes that its provisions for environmental rehabilitation are adequate, there can be no assurance that material new provisions will not be required as a result of new information or regulatory requirements with respect to known sites or identification of new remedial obligations at other sites.

33. Related parties

(a) KMP

Details on the remuneration paid to the Non-Executive Directors, the Executive Director and those other executives who at any point during the financial year had authority and responsibility for planning, directing and controlling the activities of Asciano are provided under section 7 of the Directors’ report.

KMP remuneration

	2014 $000	2013 $000
Remuneration elements
Short-term employee benefits	8,195	7,880
Post-employment benefits	121	93
Other long-term employee benefits	153	140
Share-based payments	2,549	2,797

Total remuneration	11,018	10,910

(b) Significant subsidiaries

All significant operating subsidiaries listed below were incorporated in Australia, except C3 Limited which is incorporated in New Zealand and are 100% owned, except Patrick Autocare Pty Limited which is 80% owned.

Asciano Finance Limited

Asciano Services Pty Limited

Pacific National (NSW) Pty Limited

Pacific National (QLD) Pty Limited

Pacific National (Queensland Coal) Pty Limited

Patrick Autocare Pty Limited

Patrick Container Ports Pty Limited

Patrick Ports Pty Limited

Patrick Stevedores Holdings Pty Limited

Patrick Stevedores Operations Pty Limited

Patrick Stevedores Operations No 2 Pty Limited

Patrick Stevedoring Pty Limited

Plzen Pty Limited

PSL Services Pty Limited

C3 Limited

Mountain Industries Pty Ltd

MTN Industries Pty Ltd

63	ASCIANO LIMITED FINANCIAL REPORT
FOR THE YEAR ENDED 30 JUNE 2014

33. Related parties (continued)

(c) Transactions with related parties

	2014 $M	2013 $M
Transactions with joint ventures
Sales revenue	4.8	1.8
Purchases/services received	49.8	42.5
Dividend revenue	12.2	18.6
Interest revenue	0.2	—

Balances of loans with joint ventures are disclosed in note 14. As at 30 June 2014 there are $2.7 million of interest bearing loans to joint ventures (2013: $nil).

(d) Terms and conditions

Transactions relating to dividends were on the same terms and conditions that applied to other shareholders.

All other transactions were made on normal commercial terms and conditions and at market rates, except that there are no fixed terms for the repayment of loans between the parties.

64	ASCIANO LIMITED FINANCIAL REPORT
FOR THE YEAR ENDED 30 JUNE 2014

34. Share-based payments

(a) Asciano Options and Rights Plan

The Option Plan was established to provide LTIs for executives and selected employees. Under the Option Plan, participants are granted options that only vest if certain time-based and performance-based vesting conditions are met. Participation in the Option Plan is at the Board’s discretion and no individual has a contractual right to participate in the Option Plan or to receive any guaranteed benefits.

The number of options granted to executives and selected employees are based upon their target LTI. This target LTI is determined based upon the executive’s or employee’s level of seniority and contribution to the profitability of Asciano.

The options vest over a three to four year period and are subject to Asciano’s relative TSR performance against companies in the S&P/ASX 100 Index (excluding resources and financial companies). The options also have an additional, inherent, performance hurdle, being that the share price at vesting date must be above the exercise price. The options are equity-settled.

Vested options can be exercised to acquire shares in the Company, subject to paying an exercise price. The acquired shares are subject to a holding lock for a maximum period of seven years from the date the options were granted. Once the holding lock has lifted, the shares can be sold at any time subject to compliance with the Asciano Share Trading Policy. Options granted under the Option Plan are for no consideration and carry no dividend or voting rights.

No options were granted during the 2014 financial year as the Company now uses a Rights plan for its LTI plan.

Set out below are the key terms of options granted under the Option Plan:

Grant date	Tranche	Expiry date	Exercise price $	Fair value of grant $	Opening balance	Granted	Exercised	Lapsed	Closing balance
2014
08/10/09	A	30/06/14	4.56	1.59	777,796	—	(719,938)	(57,858)	—
08/10/09	B	30/06/14	4.56	1.53	259,251	—	(155,551)	(103,700)	—
15/07/10	B	30/06/15	5.01	1.02	1,067,635	—	(172,687)	—	894,948
17/12/10	B	30/06/15	5.01	0.96	482,640	—	(178,750)	—	303,890
10/11/11	B	30/06/15	5.04	0.54	516,186	—	—	—	516,186

					3,103,508	—	(1,226,926)	(161,558)	1,715,024

2013
23/09/08	A	30/06/13	12.72	2.73	519,552	—	—	(519,552)	—
08/10/09	A	30/06/14	4.56	1.59	932,053	—	(47,873)	(106,384)	777,796
08/10/09	B	30/06/14	4.56	1.53	310,677	—	—	(51,426)	259,251
15/07/10	B	30/06/15	5.01	1.02	1,277,498	—	—	(209,863)	1,067,635
17/12/10	B	30/06/15	5.01	0.96	482,640	—	—	—	482,640
10/11/11	B	30/06/15	5.04	0.54	516,186	—	—	—	516,186

					4,038,606	—	(47,873)	(887,225)	3,103,508

Tranche A refers to the options subject to EBIT growth per share and Tranche B refers to the options subject to the relative TSR hurdle. Tranche A options have been valued using the Binomial model and their value is exclusive of performance hurdles. Tranche B options have been valued using a Monte Carlo simulation that takes into account the relative TSR hurdle.

65	ASCIANO LIMITED FINANCIAL REPORT
FOR THE YEAR ENDED 30 JUNE 2014

34. Share-based payments (continued)

The options granted during the 2011 financial year and subject to the TSR performance hurdle were tested on 1 July 2013 and 52% vested. These options were retested on 1 July 2014 and an additional 10% vested. The remaining contractual life of the options outstanding at the end of the year is one year. The model inputs used in determining the fair value of options granted in the 2012 financial year under the Option Plan are provided below:

Grant date	Performance hurdle	Expiry date	Exercise price $	Fair value $	Share price at grant date $	Expected price volatility %	Expected dividend yield %	Risk-free rate %
10 November 2011	TSR	30 June 2015	5.04	0.54	4.47	25	1.7	3.4
The model inputs used in determining the fair value of options granted in the 2011 financial year under the Option Plan are provided below:

Grant date	Performance hurdle	Expiry date	Exercise price $	Fair value $	Share price at grant date $	Expected price volatility %	Expected dividend yield %	Risk-free rate %
15 July 2010	TSR	30 June 2015	5.01	1.02	5.10	25	2.7	4.65
27 October 2010	TSR	30 June 2015	5.01	0.87	4.71	25	1.3	4.94
17 December 2010	TSR	30 June 2015	5.01	0.96	4.80	25	1.3	5.24

Reconciliation of outstanding share options

The number and weighted average exercise prices of share options under the Asciano Option Plan are as follows:

	Number of options in thousands 2014	Weighted average exercise price 2014	Number of options in thousands 2013	Weighted average exercise price 2013
In thousands of options
Outstanding at 1 July	3,104	4.86	4,039	5.87
Forfeited during the year	(58)	4.56	(367)	4.82
Exercised during the year	(1,227)	5.07	(48)	4.56
Expired during the year	(104)	4.56	(520)	12.72
Granted during the year	—	—	—	—

Outstanding at 30 June	1,715	5.02	3,104	4.86

Exercisable at 30 June	729	5.02	778	4.56

The options outstanding as at 30 June 2014 have an exercise price of $5.02 (2013: $4.56 and $5.04) and a contractual life of one year.

(b) Asciano Short Term Incentive (STI) Plan

Under Asciano’s STI Plan, certain participating employees receive 75% of the annual STI achieved in cash and 25% in the form of STI rights to shares of Asciano. Of the STI rights allocated on 3 October 2012, for the 2012 financial year, half vested on 1 September 2013 and the other half will vest on 1 September 2014. The rights automatically convert into one ordinary share each on vesting at an exercise price of nil. The participating employees do not receive any dividends and are not entitled to vote in relation to the deferred shares during the vesting period. If the participating employee ceases to be employed by the Asciano Group within this period, the rights will be forfeited, except in limited circumstances that are approved by the Board on a case-by-case basis.

The shares are acquired on market as required, and prior to each vesting date, and are held as treasury shares until such time as they are vested. Forfeited shares are reallocated in subsequent grants.

66	ASCIANO LIMITED FINANCIAL REPORT
FOR THE YEAR ENDED 30 JUNE 2014

34. Share-based payments (continued)

Set out below are the key terms of the STI rights granted under the STI Plan.

STI rights granted during the 2013 financial year in respect of the 2012 financial year

						Time based condition
Grant date	Vesting date	Risk-free interest rate %	Share price at grant date $	Expected price volatility %	Expected dividend yield %	Fair value $	Number of STI rights
3 October 2012	1 September 2014	2.38	4.45	25	2.2	4.27	211,916
STI rights granted during the 2014 financial year in respect of the 2013 financial year
						Time based condition
Grant date	Vesting date	Risk-free interest rate %	Share price at grant date $	Expected price volatility %	Expected dividend yield %	Fair value $	Number of STI rights
20 August 2013	1 September 2014	2.39	5.23	25	2.3	5.11	91,932
20 August 2013	1 September 2015	2.56	5.23	25	2.3	4.99	91,931
3 October 2013	1 September 2014	2.45	5.87	25	2.6	5.73	185,034
3 October 2013	1 September 2015	2.62	5.87	25	2.6	5.58	185,003

The number of rights to be granted is determined based on the dollar value of the achieved STI divided by the weighted average price at which the Company’s shares are traded on the ASX during the week up to and including the date of the grant.

The fair value of the rights at grant date was estimated based on market price of the Company’s shares on that date, with downward adjustment to take into account the present value of dividends that will not be received by executives on their rights during the two year vesting period.

As at 30 June 2014, the balance of the STI rights was 602,872 following the issue of 553,900 STI rights, vesting of 338,586 STI rights and the forfeiture of 5,410 STI rights.

For the year ended 30 June 2014, management has included an estimated expense of $1.1 million for STI rights in respect of the 2014 financial year which will be allocated during the 2015 financial year.

(c) Asciano LTI Plan

The Asciano LTI Plan was established to provide LTIs for executives and selected employees. Under the LTI Plan, participants are granted rights that only vest if certain time-based and performance-based vesting conditions are met. Participation in the LTI Plan is at the Board’s discretion and no individual has a contractual right to participate in the LTI Plan or to receive any guaranteed benefits.

The number of rights granted to executives is based upon their target LTI. This target LTI is determined based upon the executive’s level of seniority and contribution to the profitability of Asciano.

67	ASCIANO LIMITED FINANCIAL REPORT
FOR THE YEAR ENDED 30 JUNE 2014

34. Share-based payments (continued)

The rights vest over a three year period and are subject to two equally weighted performance hurdles, being Asciano’s relative TSR performance against companies in the S&P/ASX 100 Index (excluding resources and financial companies) and the ROCE hurdle. The rights also have an additional, inherent, performance hurdle, being that the share price at vesting date must be above the exercise price. The rights are equity-settled.

						Non-market performance condition		Market performance condition
Grant date	Vesting date	Risk-free interest rate %	Share price at grant date $	Expected price volatility %	Expected dividend yield %	Fair value $	Number of rights to shares	Fair value $	Number of rights to shares
18 February 2014	30 June 2016	3.00-3.04	5.74	25	2.6	5.39	4,351	3.90	4,351
12 November 2013	30 June 2016	3.00-3.04	5.81	25	2.6	5.42	236,674	3.97	236,674
20 August 2013	30 June 2016	2.75-2.79	5.23	25	2.3	4.90	303,287	3.36	303,293
9 January 2013	30 June 2015	2.60	4.74	25	2.2	4.47	13,394	3.01	13,394
15 November 2012	30 June 2015	2.57	4.18	25	2.2	3.95	257,768	2.08	257,767
3 November 2012	30 June 2015	2.60	4.51	25	2.2	4.25	40,434	2.87	40,434
3 October 2012	30 June 2015	2.33	4.45	25	2.2	4.19	254,902	2.50	254,902
16 January 2012	30 June 2014	4.87	4.62	25	1.3	4.44	173,780	3.00	173,777
29 August 2011	30 June 2014	3.82	4.53	25	1.7	4.32	9,227	2.94	9,226
10 November 2011	30 June 2014	3.41	4.47	25	1.7	4.26	224,072	2.88	224,072
18 April 2012	30 June 2014	3.23	4.75	25	2.4	4.51	21,432	2.90	21,431

The Non-market performance condition tranche refers to the rights subject to the ROCE hurdle and the Market performance condition tranche refers to the rights subject to the relative TSR hurdle. The rights subject to the ROCE hurdle have been valued using the Binomial model and their value is exclusive of market performance hurdles while the rights subject to the TSR hurdle have been valued using a Monte Carlo simulation that takes into account the relative TSR hurdle.

(d) Expenses arising from share-based payment transactions

Total expenses arising from share-based payment transactions recognised during the financial year as part of employee benefits expense were as follows:

	2014 $M	2013 $M
Options and rights issued under the Asciano Options and Rights Plan	4.9	6.4

35. Events subsequent to the reporting date

On 21 August 2014, Asciano announced a number of changes to its executive team.

The current Director of the Group’s Ports and Stevedoring business, Philip Tonks, will be moving into a Group-wide role to support the Group’s focus on growth opportunities. As a result, Murray Vitlich, who has been with the business since January 2012 in the role of Director Strategy and Business Development, will be appointed to the role of Director Bulk Automotive and Ports Services. Saul Cannon, who has been with the Group for over seven years and currently holds the role of Group General Counsel and Company Secretary, will move into the role of Director Strategy and Business Development. Ms Lyndall Stoyles, who is currently the Senior Legal Counsel for the Group’s Patrick Terminals and Logistics business, will replace Mr Cannon in the role of Group General Counsel and Company Secretary. In addition to these changes, we will be integrating the leadership of our Human Resources, Corporate Affairs and cross company customer initiatives under the leadership of our current Human Resources Director, Ms Alex Badenoch.

Other than for the items noted above and the resolution to pay a final dividend of 8.50 cents per share (refer to note 6), there has not arisen in the interval between the end of the 2014 financial year and the date of this report, any item, transaction or event of a material and unusual nature likely, in the opinion of the Board, to significantly affect the operations of Asciano, the results of those operations, or the state of affairs of Asciano in future financial years.

68	ASCIANO LIMITED FINANCIAL REPORT
FOR THE YEAR ENDED 30 JUNE 2014

36. Auditor’s remuneration

KPMG is the auditor of Asciano. Amounts received or due and receivable by KPMG are detailed below:

	2014 $000	2013 $000
Audit services
Audit and review of financial reports – KPMG Australia	1,500	1,483
Audit and review of financial reports – KPMG New Zealand	65	60
Other services – KPMG Australia
Taxation services	50	27
Other assurance related services	316	55

	1,931	1,625

37. Deed of cross guarantee

Pursuant to ASIC Class Order 98/1418 dated 13 August 1998 (as amended by individual ASIC Order 08/0062 issued to the Parent on 31 January 2008), the wholly owned subsidiaries of the Parent listed below are relieved from the Corporations Act 2001 requirements for preparation, audit and lodgement of financial reports and Directors’ reports.

It is a condition of the class order and individual ASIC Order 07/0813 issued to the Parent on 12 October 2007 that the Parent and each of the wholly owned subsidiaries enter into a deed of cross guarantee. The effect of the deed is that the Parent guarantees to each creditor payment in full of any debt in the event of the winding up of any of the wholly owned subsidiaries under certain provisions of the Corporations Act 2001. If a winding up occurs under other provisions of the Act, the Parent will only be liable in the event that after six months any creditor has not been paid in full. The wholly owned subsidiaries have also given similar guarantees in the event that the Parent is wound up.

69	ASCIANO LIMITED FINANCIAL REPORT
FOR THE YEAR ENDED 30 JUNE 2014

37. Deed of cross guarantee (continued)

The subsidiaries subject to the deed are as follows:

Asciano Executive Services Pty Ltd	Asciano Holdings (Containers) Pty Ltd

Asciano Holdings (Corporate) Pty Ltd	Asciano Holdings (Executive) Pty Ltd

Asciano Holdings (General & Bulk) Pty Ltd	Asciano Holdings (Properties) Pty Ltd

Asciano Holdings (Rail) Pty Ltd	Asciano Properties Operations Pty Ltd[4]

Asciano Properties Pty Ltd	Asciano Rail Holdings Pty Ltd

Asciano Services Pty Ltd	Asciano (Employee Share Plans) Pty Ltd

ATN Access Pty Limited	Eastern Basin Pty Ltd[5]

C3 Australia Pty Ltd	National Rail Consortium (Insurance) Pty Ltd

National Stevedoring Holdings Pty Limited	Pacific National (Bulk Rail) Pty Ltd

Pacific National (NSW) Pty Ltd	Pacific National (QLD) Pty Ltd

Pacific National (Queensland Coal) Pty Ltd	Pacific National (Queensland Coal Holdco) Pty Ltd

Pacific National (Tasmania) Pty Limited	Pacific National Pty Ltd

Patrick Auto, Bulk and General Ports Pty Ltd	Patrick BWL Pty Limited

Patrick Container Ports Pty Ltd[1]	Patrick Distribution Pty Limited

ACN 095 062 570 Pty Limited[2]	Patrick Port Services Pty Limited

Patrick Portlink Pty Limited	Patrick Ports Pty Ltd

Patrick Stevedores Operations Pty Limited	Patrick Stevedores Holdings Pty Limited

Patrick Stevedoring Pty Ltd	Patrick Stevedores Operations No 2 Pty Limited

Plzen Pty Limited	Patrick Stevedoring (BSL) Pty Ltd

PN Tas (Services) Pty Limited	Phillips Transport Pty Limited

Terminals Australia Pty Limited	PN Tas (Operations) Pty Limited

WA Grain Stevedores Pty Ltd	PSL Services Pty Limited

Patrick Projects Pty Ltd	Strang Patrick Holdings Pty. Limited

Infrastructure Investment Corporation Pty Ltd	Train Crewing Services Pty Ltd

Mountain Industries Pty Ltd	Mountain Bulk Haulage Pty Ltd

MTN Industries Pty Ltd	Geelongport Pty Limited

ACN 065 981 526 Pty Ltd[3]

1.	Formerly Patrick Logistics Pty Ltd.
2.	Formerly Patrick Port Services (No 1) Pty Limited.
3.	Formerly Equitius Pty Ltd.
4.	As trustee for Asciano Properties Trust.
5.	As trustee for Eastern Basin Unit Trust.

Control was lost over Alpen’s (Griffith) Pty Ltd due to deregistration with ASIC on 23 February 2014 and Patrick Technology & Systems Pty Limited on 26 February 2014.

Mountain Industries Pty Ltd, Mountain Bulk Haulage Pty Ltd and MTN Industries Pty Ltd were acquired on 31 October 2013 when Asciano Limited acquired 100% of the voting rights in the Mountain Industries group of entities. All three Mountain Industries entities and C3 Australia Pty Ltd were added to the Deed of Cross Guarantee during the current financial year.

70	ASCIANO LIMITED FINANCIAL REPORT
FOR THE YEAR ENDED 30 JUNE 2014

37. Deed of cross guarantee (continued)

A consolidated statement of comprehensive income, a summary of retained earnings, and a consolidated statement of financial position, comprising the Parent and controlled entities that are a party to the deed of cross guarantee, after eliminating all transactions between parties to the deed, at 30 June 2014 are set out as follows:

Statement of Comprehensive Income	2014 $M	RESTATED[1] 2013 $M
Revenue from services rendered	3,511.5	3,185.8
Other income	21.5	286.7
Share of net profit of joint ventures	16.5	18.1
Operating expenses excluding depreciation and amortisation	(2,539.6)	(2,447.2)

Profit before depreciation, amortisation, net finance costs and tax	1,009.9	1,043.4
Depreciation	(336.0)	(239.9)
Amortisation	(46.0)	(43.4)

Profit before net finance costs and tax	627.9	760.1
Net finance expense	(160.4)	(137.4)

Profit before tax	467.5	622.7
Tax expense	(134.0)	(173.2)

Profit after tax	333.5	449.5
Other comprehensive income	60.6	142.8

Profit for the period	394.1	592.3
Accumulated losses at beginning of year	(693.0)	(1,040.2)
Dividends paid	—	(0.2)
Transfers to reserves	(144.2)	(244.9)

Accumulated losses at end of the year	(443.1)	(693.0)

1.	The restatement relates to the adoption of the amended accounting standard AASB 119 Employee Benefits (2011), as outlined in note 1(f).

71	ASCIANO LIMITED FINANCIAL REPORT
FOR THE YEAR ENDED 30 JUNE 2014

37. Deed of cross guarantee (continued)

Consolidated Statement of Financial Position	2014 $M	RESTATED[1] 2013 $M
Current assets
Cash and cash equivalents	167.3	23.1
Trade and other receivables	378.2	284.6
Prepayments	21.3	25.8
Inventories	32.0	26.0
Derivative financial assets	4.1	12.4
Other assets	—	0.1

Total current assets	602.9	372.0

Non-current assets
Trade and other receivables	58.1	55.4
Prepayments	2.2	4.3
Inventories	31.6	40.5
Other financial assets including derivatives	1,704.8	1,779.3
Net deferred tax assets	69.3	15.8
Equity accounted investments	30.9	26.1
Property, plant and equipment	3,985.8	3,570.4
Intangible assets	2,607.1	2,577.8
Other assets	1.7	2.0

Total non-current assets	8,491.5	8,071.6

Total assets	9,094.4	8,443.6

Current liabilities
Current tax liabilities	9.2	45.6
Trade and other payables	434.4	373.0
Loans and borrowings	0.6	—
Derivative financial liabilities	61.4	29.1
Provisions and employee benefits	214.3	170.1

Total current liabilities	719.9	617.8

Non-current liabilities
Trade and other payables	132.4	132.3
Loans and borrowings	4,230.8	3,915.0
Derivative financial liabilities	57.8	19.3
Provisions and employee benefits	82.8	92.7

Total non-current liabilities	4,503.8	4,159.3

Total liabilities	5,223.7	4,777.1

Net assets	3,870.7	3,666.5

Equity
Contributed equity	9,661.9	9,642.3
Reserves	(5,351.1)	(5,282.8)
Other comprehensive income	3.0	—
Accumulated losses	(443.1)	(693.0)

Total equity	3,870.7	3,666.5

1.	The restatement relates to the adoption of the amended accounting standard AASB 119 Employee Benefits (2011), as outlined in note 1(f).

72	ASCIANO LIMITED FINANCIAL REPORT
FOR THE YEAR ENDED 30 JUNE 2014

38. Parent

As at, and throughout the 2014 financial year, the parent company of Asciano was Asciano Limited.

	2014 $M	2013 $M
Result of the Parent
Profit after tax	144.2	244.8
Other comprehensive income	(50.4)	31.7

Total comprehensive income	93.8	276.5

Financial position
Current assets	36.1	14.1
Non-current assets	8,465.1	8,408.0

Total assets	8,501.2	8,422.1
Current liabilities	70.6	79.6
Non-current liabilities	4,504.6	4,392.8

Total liabilities	4,575.2	4,472.4

Net assets	3,926.0	3,949.7

Equity
Contributed equity	9,646.6	9,646.6
Reserves	163.4	187.1
Accumulated losses	(5,884.0)	(5,884.0)

Total equity	3,926.0	3,949.7

The Parent has a net current asset deficiency at 30 June 2014 of $34.5 million (2013: $65.5 million). Given that Asciano has an unutilised syndicated revolving credit facility of $650 million maturing in October 2019, the Directors believe the Parent has the capacity to pay its debts as and when they fall due.

Capital commitments for acquisition of property, plant and equipment

The Parent did not have any capital commitments for acquisition of property, plant and equipment at 30 June 2014 or 30 June 2013.

Capital guarantees in respect of debts of certain subsidiaries

The Parent has entered into a deed of cross guarantee with the effect that the Parent guarantees debts in respect of wholly owned subsidiaries. Under the deed of cross guarantee, the subsidiaries provide financial security to the Parent.

Further details of the deed of cross guarantee and the wholly owned subsidiaries subject to the deed, are disclosed in note 37.

Parent contingent liabilities

There are no contingent liabilities in the Parent.

The contributed equity in the Parent differs to the contributed equity in the consolidated financial statements due to the elimination of the treasury shares and the corporatisation adjustment which arose from the acquisition of the Asciano Finance Trust.

73	ASCIANO LIMITED FINANCIAL REPORT
FOR THE YEAR ENDED 30 JUNE 2014

Directors’ declaration

For the year ended 30 June 2014

In the opinion of the Directors of Asciano Limited (“Company”):

(a)	the consolidated financial statements and notes set out on pages 2 to 72 and the Remuneration report, are in accordance with the Corporations Act 2001, including:

(i)	giving a true and fair view of the Group’s financial position as at 30 June 2014 and of its performance for the financial year ended on that date; and

(ii)	complying with Australian Accounting Standards (including the Australian Accounting Interpretations) and the Corporations Regulations 2001; and

(b)	there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable; and

(c)	there are reasonable grounds to believe that the Company and the Group entities identified in note 37 will be able to meet any obligations or liabilities to which they are or may become subject to by virtue of the deed of cross guarantee between the Company and those Group entities pursuant to ASIC Class Order 98/1418.

The Directors have been given the declarations required by section 295A of the Corporations Act 2001 from the Chief Executive Officer and Chief Financial Officer for the financial year ended 30 June 2014.

The Directors draw attention to note 1 to the consolidated financial statements, which includes a statement of compliance with International Financial Reporting Standards.

Signed in accordance with a resolution of the Directors:

(Signed) Malcolm Broomhead

Malcolm Broomhead

Chairman

Sydney

21 August 2014

74	ASCIANO LIMITED FINANCIAL REPORT
FOR THE YEAR ENDED 30 JUNE 2014

Independent auditor’s report to the members of Asciano Limited

Report on the financial report

We have audited the accompanying financial report of Asciano Limited (the company), which comprises the consolidated statement of financial position as at 30 June 2014, consolidated statement of profit and loss and consolidated statement of comprehensive income, consolidated statement of changes in equity and consolidated statement of cash flows for the year ended on that date, notes 1 to 38 comprising a summary of significant accounting policies and other explanatory information and the directors’ declaration of the Group comprising the company and the entities it controlled at the year’s end or from time to time during the financial year.

Directors’ responsibility for the financial report

The directors of the company are responsible for the preparation of the financial report that gives a true and fair view in accordance with Australian Accounting Standards and the Corporations Act 2001 and for such internal control as the directors determine is necessary to enable the preparation of the financial report that is free from material misstatement whether due to fraud or error. In note 1, the directors also state, in accordance with Australian Accounting Standard AASB 101 Presentation of Financial Statements, that the financial statements of the Group comply with International Financial Reporting Standards.

Auditor’s responsibility

Our responsibility is to express an opinion on the financial report based on our audit. We conducted our audit in accordance with Australian Auditing Standards. These Auditing Standards require that we comply with relevant ethical requirements relating to audit engagements and plan and perform the audit to obtain reasonable assurance whether the financial report is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial report. The procedures selected depend on the auditor’s judgement, including the assessment of the risks of material misstatement of the financial report, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation of the financial report that gives a true and fair view in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial report.

We performed the procedures to assess whether in all material respects the financial report presents fairly, in accordance with the Corporations Act 2001 and Australian Accounting Standards, a true and fair view which is consistent with our understanding of the Group’s financial position and of its performance.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Independence

In conducting our audit, we have complied with the independence requirements of the Corporations Act 2001.

KPMG, an Australian partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity.	Liability limited by a scheme approved under Professional Standards Legislation

75	ASCIANO LIMITED FINANCIAL REPORT
FOR THE YEAR ENDED 30 JUNE 2014

Auditor’s opinion

In our opinion:

(a)	the financial report of the Group is in accordance with the Corporations Act 2001, including:

(i)	giving a true and fair view of the Group’s financial position as at 30 June 2014 and of its performance for the year ended on that date; and

(ii)	complying with Australian Accounting Standards and the Corporations Regulations 2001.

(b)	the financial report also complies with International Financial Reporting Standards as disclosed in note 1.

Report on the remuneration report

We have audited the Remuneration Report included in section 7 of the directors’ report for the year ended 30 June 2014. The directors of the company are responsible for the preparation and presentation of the remuneration report in accordance with Section 300A of the Corporations Act 2001. Our responsibility is to express an opinion on the remuneration report, based on our audit conducted in accordance with auditing standards.

Auditor’s opinion

In our opinion, the remuneration report of Asciano Limited for the year ended 30 June 2014, complies with Section 300A of the Corporations Act 2001.

(Signed)

KPMG

(Signed)

Steven Gatt

Partner

Sydney

21 August 2014

KPMG, an Australian partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity.	Liability limited by a scheme approved under Professional Standards Legislation

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7. Remuneration report – audited

The information provided in the Remuneration report has been audited as required by section 308 (3C) of the Corporations Act 2001.

An overview of the elements of remuneration is set out in the table below. A more detailed discussion of each element is contained in this Remuneration report.

		Directors		Executives
Elements of remuneration		Non-Executive	Executive
Fixed annual remuneration	Fees	✓ (page 84)	×	×
	Salary	×	✓ (page 78)	✓ (page 78)
At-risk remuneration	STI	×	✓ (page 78)	✓ (page 79)
	LTI	×	✓ (page 78)	✓ (page 81)
Post-employment	Superannuation	✓ (page 84)	✓ (page 78)	✓ (page 78)
	Notice periods and termination benefits	×	✓ (page 78)	✓ (page 83)

7.1 Key Management Personnel

This Remuneration report outlines the remuneration arrangements in place for the KMP of Asciano, which comprise all Directors (Executive and Non-Executive) as well as those executives who have authority and responsibility for planning, directing and controlling the activities of Asciano. In this Remuneration report, “executives” refers to the KMP including the CEO but excluding Non-Executive Directors.

The following were KMP of Asciano during the 2014 financial year and unless otherwise indicated were KMP for the entire year:

Executive Director		Non-Executive Directors
John Mullen	CEO	Malcolm Broomhead	Chairman (Non-Executive)
Other executives		Chris Barlow	Non-Executive Director
Roger Burrows	CFO	Robert Edgar	Non-Executive Director
Alistair Field	Director Terminals & Logistics	Peter George	Non-Executive Director
David Irwin[1]	Director Pacific National	Shirley In’t Veld	Non-Executive Director
Philip Tonks	Director Ports & General Stevedoring	Geoff Kleemann	Non-Executive Director
		Ralph Waters	Non-Executive Director

Former executive
Angus McKay[2]	Director PN Rail

1.	Ceased as Director PN Coal and commenced as Director Pacific National on 18 February 2014.
2.	Ceased employment on 28 February 2014.

7.2 Executive remuneration policy and framework

Remuneration philosophy and principles

Asciano consistently applies its remuneration philosophy to ensure that an executive’s remuneration package properly reflects the executive’s duties, responsibilities and level of performance and is aligned with the drivers of Company success. It also aims to ensure that remuneration is market competitive to attract, motivate and retain people of the highest quality.

Asciano’s Remuneration Committee is committed to continually reviewing and improving the remuneration framework to ensure that robust links exist between executive reward and Company performance, and that employee reward drives desired behaviours. To assist in exercising its responsibilities, the Remuneration Committee may seek independent advice on matters such as remuneration strategies, mix and structure.

Asciano has rigorous processes in place to ensure that its remuneration structure and its risk management framework are aligned.

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7. Remuneration report – audited (continued)

Governance framework

Asciano’s corporate governance framework ensures that processes are in place to prevent any undue influence by management on remuneration consultants making recommendations to the Remuneration Committee. In previous years, the Chair of the Remuneration Committee has engaged Ernst & Young (“EY”) to provide advice on specific remuneration matters (which included the provision of “remuneration recommendations” as defined in section 9B of the Corporations Act 2001). No remuneration recommendations were sought in the 2014 financial year.

EY was however, engaged during the year to provide information on the following:

•	monitoring of LTI Plan performance; and

•	a review of Executive and Non-Executive Director remuneration in comparison to market to ensure that executive remuneration levels remain competitive and in line with current market trends.

Overview of remuneration framework and components as a proportion of total remuneration

Components of total employment remuneration for the 2014 financial year were as follows:

Fixed annual remuneration (“FAR”)	Short-term incentive (“STI”)	Long-term incentive (“LTI”)
¸	¸	¸
• Fixed salary	• 12 month performance period	• Grant of performance rights
• Superannuation • Salary-sacrificed non-monetary benefits	• Targets linked to Company, divisional and individual performance • Annual opportunity made up of 75% annual cash incentive and 25% deferred into time-based rights	• 3 year period • Performance hurdles linked to TSR and Asciano ROCE • Optional deferral period for shares allocated on vesting

The table below outlines executive FAR and target performance-based remuneration as a proportion of total remuneration in the 2014 financial year:

	FAR %	STI %	LTI %
CEO	33	33	34
CFO	53	26	21
Director Terminals & Logistics	53	26	21
Director Pacific National (formerly Director PN Coal)	53	26	21
Director Ports & General Stevedoring	53	26	21
Director PN Rail[1]	46	31	23

1.	Ceased employment on 28 February 2014.

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7. Remuneration report – audited (continued)

7.3 CEO remuneration arrangements for the 2014 financial year

Details of Mr Mullen’s remuneration arrangements are summarised below:

Fixed annual remuneration	The CEO was entitled to FAR of $1,909,500 inclusive of superannuation contributions, effective from 1 July 2013. This was a nil % increase on his 2013 financial year FAR.
Short-term incentive

The CEO was eligible to participate in the Company’s STI Plan in the 2014 financial year, and his target STI opportunity was equivalent to 100% of FAR.

The CEO’s KPIs for the 2014 financial year were based on the measures used for all senior managers. His individual performance goals (see table on page 5) included:

•    strategic plan and delivery;

•    people and culture; and

•    relationships and communication.

Further details of the STI Plan, including actual STI payable for the 2014 financial year, are set out in section 7.4 of this report.

Long-term incentive

The CEO received a grant of performance rights under the 2014 LTI Plan as approved by shareholders. The terms of these grants are the same as for other participants (see section 7.4 of this report). Further detail of the rights granted to the CEO during the 2014 financial year is set out in the tables in section 7.6 of this report.

Subject to shareholder approval at this year’s AGM, the CEO is eligible to receive performance rights under the Company’s LTI Plan for the 2015 financial year.

Service agreement – key terms	The CEO’s service agreement is of unlimited duration. The Company may terminate the CEO’s employment at any time for cause and, otherwise, by giving six months’ notice and with a severance payment equivalent to six months’ fixed remuneration. Mr Mullen must provide six months’ notice of resignation.

7.4 Executive remuneration arrangements for the 2014 financial year

Key developments: 2015 financial year

•	Apart from where there is a substantive change in role and any statutory increase in superannuation, there will be no fixed remuneration increase for either our CEO, our Non-Executive Directors or our KMP in the coming year. Any increases for KMP will be in variable rather than fixed remuneration.

Fixed annual remuneration (FAR)

FAR consists of base compensation (calculated on a total basis and includes fringe benefits tax charges related to employee benefits including motor vehicles), as well as contributions to superannuation plans. The level of FAR for KMP has been determined with reference to executive pay in S&P/ASX 100 Index companies, taking into account the individual’s performance, responsibilities, and their level of knowledge, skills and experience. The Company considers the ASX 100 to be the appropriate benchmark so that we are well positioned to attract the best talent, inside or outside of our direct industry.

Remuneration levels for executives are reviewed annually through a process which considers individual performance and overall performance of Asciano. When required, external consultants also provide analysis and guidance both to the Company and independently to the Board and the Remuneration Committee, to ensure that executive remuneration levels remain competitive and in line with current market trends.

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7. Remuneration report – audited (continued)

Short-term incentive (STI)

Key developments: 2015 financial year

•	An improved method of capturing direct customer feedback was established in 2013. This data was gathered regularly throughout the 2014 year, and improvement targets will again be included in all STI scorecards in the 2015 financial year.

•	To improve our market relativity on total target remuneration, target STI opportunity for KMP (excluding the CEO) will be increased from 50% to 60% of fixed remuneration in the 2015 financial year.

STI performance: 2014 financial year

Asciano’s STI is subject to three Company measures (EBIT, safety performance and customer satisfaction) and each executive’s individual performance goals.

The financial component of Asciano’s STI is subject to a threshold level of performance before there is eligibility for any payment. Asciano’s overall financial performance in the 2014 financial year met the threshold level set by the Board, although it did not fully meet the target level. This performance is reflected in STI reward payments to the Company’s executive team.

This result was due to Asciano’s underlying EBIT being $720.3 million before material items for the year ended 30 June 2014 (2013: $686.0 million before material items). While this represented a year-on-year improvement of $34.3 million, it did not completely meet the internal targets set by the Company. While we have used the Group’s EBIT before material items as a base, for the purposes of STI we have taken a conservative approach to what will be included as the basis for executive reward. We operate on overarching principles to exclude exceptional items (both positive and negative) and that unless both the cost and the benefit of any action are realised within the same year, we will exclude these items for the purposes of calculating our incentive outcomes. This ensures that there is no unintended inappropriate uplift to our incentive payments in any single year. This year, these adjustments resulted in a reduction of the EBIT outcome used as the basis for determining the payment against the EBIT component of the plan.

Asciano’s safety performance is measured by RIFR (reportable injury frequency rate) which is MTIFR (medical treatment injury frequency rate) plus LTIFR (lost time injury frequency rate) per one million hours worked. A positive improvement of 36.5% in RIFR was achieved in the 2014 financial year, achieving the target set by the Board. Accordingly, the 15% of the STI measured against this target was paid.

Asciano’s customer satisfaction metrics vary slightly by division to reflect the metrics important to each division’s customers and aggregate to a Group result. They include measures of performance to key contractual customer KPIs as well as direct feedback from customers, including customer satisfaction survey results. For the 2014 financial year, the 15% of the STI measured against this target was partially achieved, reflecting strong customer performance in some divisions and opportunities for improvement in others.

Specific information relating to the actual STI payable, as well as the percentage forfeited by executives, is set out in the table on page 6.

Mr David Irwin was eligible for a retention payment of 45% of FAR under a retention plan established 1 December 2011. This was in addition to his STI (50% of FAR) and was in recognition of the importance of retaining Mr Irwin within one of the fastest growing areas of our business. With the merger of the PN Coal and PN Rail businesses to form a single Pacific National business, Mr Irwin’s role changed on 18 February 2014 from Director PN Coal to Director Pacific National. His remuneration was revised on this promotion, and the retention payment was removed.

Detail of STI arrangements for the 2014 financial year
What is the STI and who participates?

The STI Plan is a cash-based (75%) and rights to shares (25%) plan that rewards executives for achievement of Asciano, divisional and individual performance goals over the 12 month annual performance review period. Participation is for eligible employees whose performance is of strategic and operational importance to the Asciano Group.

What is the maximum amount that executives can earn?

The target STI opportunity for executives (excluding the CEO) is between 50% and 69% of FAR.

The CEO has a target STI opportunity equivalent to 100% of FAR.

The Director PN Coal had an additional opportunity of 45% of FAR. The retention component was in addition to Mr Irwin’s STI (50% of FAR). The metrics that underpinned the retention component are not the usual STI measures. They were based on year-on-year growth of the PN Coal Division. Mr Irwin’s role changed on 18 February 2014 from Director PN Coal to Director Pacific National. His remuneration was revised on this promotion, and the retention payment was removed. Executives are advised of their target STI at the start of the financial year. This is a percentage of their FAR and is based upon their measured job grade, utilising job grading methodology and general contribution to the profitability of Asciano.

Payment is dependent on achievement against the STI performance measures (outlined above). Where the EBIT and safety targets are exceeded, there is the potential for executives to receive “above target” awards for exceptional performance.

The executive will be allocated a performance review score based upon achievement against their pre-agreed personal goals. Executives who do not achieve the threshold annual performance rating are not eligible to receive an STI payment.

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7. Remuneration report – audited (continued)

Detail of STI arrangements for the 2014 financial year (continued)
What are the performance measures for the 2014 financial year?	For the 2014 financial year, the KPIs have been categorised into the performance clusters set out below. The financial performance measures are set at Group level for corporate executives and at a balance of Group and divisional level for the divisional executives.

Performance cluster	Comment	Allocation
EBIT	This target measures achievement against a set target EBIT at divisional and/or Asciano level. It is subject to a threshold level of performance before there is eligibility for any payment. The EBIT KPI is leveraged up or down by a financial performance multiplier. The multiplier is uncapped, commencing at 0.7, provided a threshold of 90% of the target EBIT KPI is achieved.	50%
Safety	This target measures absolute year-on-year improvement in RIFR at divisional and/or Asciano level. It is subject to a threshold level of performance before there is eligibility for any payment. Payment is capped at achievement of stretch performance.	15%
Customer satisfaction	This target measures achievement against key customer satisfaction targets at divisional and/or Asciano level. Payment is only made if target performance is achieved. Threshold and stretch do not apply.	15%
Personal goals	This target measures achievement of key individual performance goals as part of the balanced scorecard approach. It is subject to a threshold level of performance before there is eligibility for any payment. Payment is capped at achievement of target performance.	20%

How and when is performance assessed?

The STI payable is determined after the preparation of the financial statements each year (in respect of the financial measures) and after the executive’s performance review score is determined by the CEO (or in the case of the CEO, by the Board).

STI payments are generally made to executives in October.

Will the STI arrangements detailed above apply next year?

The STI arrangements outlined above will continue in the 2015 financial year. Executive benchmarking conducted since 2011 has consistently indicated that variable remuneration for Asciano executives is lower than ASX 100 benchmarks. The only change to STI in the 2015 financial year is that KMP (excluding the CEO) will have a target STI opportunity of 60% of fixed remuneration.

Why were these performance measures chosen again for the 2015 financial year?

The Board believes the above performance measures appropriately reflect Asciano’s current strategic priorities and value creating activities.

Our strategy remains consistent with that implemented last year, so little will need to change.

Why aren’t the specific performance targets and their outcomes for each measure disclosed?

The Board believes that it would not be in the interests of shareholders to make specific disclosure of the actual targets set for executives in relation to EBIT, safety and customer satisfaction. Such disclosure would make commercially sensitive information available publicly.

Are there any arrangements to defer the STI into shares?

The STI is paid in cash (75%) and rights to shares (25%) (STI Rights) to reward short-term performance whilst still incentivising longer-term Company performance.

Of the portion of the STI deferred into STI Rights, half will vest after one year and half will vest after two years. No dividends are payable on unvested rights to shares. Vesting of the STI Rights is subject to the executive’s ongoing employment with Asciano. The obligation for STI Rights that do vest will be satisfied by market purchase in accordance with Company policy.

What happens to the STI award on cessation of employment?

In general, where an executive’s employment is terminated by the Company “without cause” during the course of a performance year, the executive is entitled to a pro-rata STI for that proportion of the current financial year elapsed on the termination date.

In general, where an executive’s employment ceases by reason of resignation or is terminated by the Company “for cause”, any STI opportunity lapses.

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7. Remuneration report – audited (continued)

Detail of STI arrangements for the 2014 financial year (continued)
What are the minimum and maximum values of the STI opportunity?	The STI Deferred Rights (number and value) are shown in table “Short-term incentive (STI) rights allocated under the STI Plan”.
Why is the STI opportunity in relation to EBIT uncapped?	The Board believes it is appropriate and in the interest of shareholders to encourage executives to overachieve as much as possible in relation to its EBIT targets.

The actual STI payable, the percentage of the total target STI payable and the percentage of the STI forfeited by executives for the 2014 financial year were as follows:

2014 executives	Actual STI payable $	% of target STI payable	% of target STI forfeited
John Mullen	1,909,500	100%	0%
Roger Burrows	400,000	100%	0%
Alistair Field	340,000	100%	0%
David Irwin[1]	434,538	111%	0%
Philip Tonks	241,650	89.5%	10.5%
Angus McKay[2]	412,300	66.4%	33.6%

1.	Mr David Irwin was eligible for an additional 45% of FAR (total 100%) as an STI under a retention plan established 1 December 2011. This eligibility ceased on his appointment as Director Pacific National on 18 February 2014. No retention payment will be made for the 2014 financial year.
2.	Mr Angus McKay ceased to be a KMP on 28 February 2014, and the STI paid relates to this period only.

Long-term incentive (LTI)

Key developments: 2015 financial year

•	Our LTI design was comprehensively reviewed against other LTI designs in the 2013 financial year, and further options were considered in the 2014 financial year. The current LTI design continues to give the strongest alignment between long-term performance of the business and executive reward. For this reason, the LTI design is unchanged for the 2015 financial year.

•	To improve our market relativity on total target remuneration, target LTI opportunity for KMP (excluding the CEO) will be increased from 40% to 50% of fixed remuneration in the 2015 financial year.

LTI performance: 2014 financial year

Two prior year LTI plans were due for testing on 30 June 2014 – the 2011 financial year plan and the 2012 financial year plan.

2011 financial year plan

LTI options were granted to executives in 2011 with an exercise price of $5.01 and a performance period from 1 July 2010 to 30 June 2013 (with a retest hurdle of the TSR hurdle at 30 June 2014). The performance measure for this plan was TSR. These options were tested on 1 July 2013 and 52% vested. This plan was subject to a retest on 1 July 2014. On retesting, an additional 10% of these options vested and the remainder of these options lapsed.

2012 financial year plan

LTI rights were granted to executives in 2012 with a performance period from 1 July 2011 to 30 June 2014 (with a retest hurdle of the TSR hurdle at 30 June 2015). The LTI Rights granted for the 2012 financial year are divided into two equal tranches, one with a ROCE hurdle and the other with a TSR hurdle. The portion related to ROCE were tested on 1 July 2014 and lapsed. The portion related to TSR did not vest and are subject to retesting on 1 July 2015.

2013 financial year plan

LTI rights granted to executives in 2013 were not due for testing in the 2014 financial year. The test date is 1 July 2015.

LTI rights were granted to executives in 2013 with a performance period from 1 July 2012 to 30 June 2015 (with a retest hurdle of the TSR hurdle at 30 June 2016). The LTI Rights granted for the 2013 financial year are divided into two equal tranches, one with a ROCE hurdle and the other with a TSR hurdle as disclosed in the 2013 Annual Report.

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7. Remuneration report – audited (continued)

Detail of LTI arrangements for the 2014 financial year
What is the 2014 LTI Plan and who participates?

The LTI component of remuneration is designed for selected executives with responsibility for significant Asciano outcomes. Under the current plan, executives are granted performance rights to a security in the future, subject to achievement of certain time-based and performance-based vesting conditions (LTI Rights).

The LTI Plan is designed to align the interests of executives with those of Asciano’s shareholders, allow the executives to share in the growth in value of Asciano, and assist Asciano in building a performance-oriented culture over the long term.

How is the number of performance rights to be granted determined?

The LTI opportunity offered to each executive is determined using a Board approved internal framework which refers to relevant market benchmarks to establish the appropriate remuneration mix for executive roles.

The number of LTI Rights issued to each executive is calculated by dividing the value of their LTI opportunity (calculated as a percentage of their FAR) by the valuation per right.

What are the performance hurdles and why were they chosen?

The LTI Rights granted for the 2014 financial year are divided into two equal tranches, one with a ROCE hurdle and the other with a TSR hurdle.

ROCE is calculated using the formula, “EBIT divided by capital employed”, where:

•    EBIT is earnings before interest and tax, adjusted for material items; and

•    capital employed is the net operating assets of the Group.

The vesting schedule for ROCE is as follows:

Level of performance	Percentage of rights that vest
Less than threshold ROCE	0% vesting
Threshold ROCE	50% vesting
Between the threshold and target ROCE	75% vesting at midpoint between threshold and target
ROCE target	100% vesting

The level of ROCE required to attract full or partial vesting under this component of the LTI Plan is highly commercially sensitive and therefore will only be disclosed on a retrospective basis following the end of the performance period.

Asciano’s TSR performance is calculated relative to companies in the S&P/ASX 100 Index (excluding resources and financial companies) over a three (or, where retesting occurs, four) year period.

This peer group is used because the Board believes it represents the most appropriate comparator group, being broad-based and appropriate to Asciano’s market positioning.

The vesting schedule for TSR performance is shown below and was chosen to ensure that executives are only rewarded when Asciano’s TSR is at least at the median against the comparator group of companies:

Percentile ranking	Percentage of rights that vest*
Less than the 50th percentile	0% vesting
Equal to the 50th percentile	50% vesting
Between the 50th and 75th percentile	An additional 2% of rights will vest for each 1 percentile increase above the 50th percentile
Equal to the 75th percentile or above	100% vesting

*       Awards vest progressively on a straight line basis, such that an additional 2% of rights vest for each 1 percentage increase above the 50th percentile, capped at 100%.

The Board believes that TSR as a performance measure is both transparent and robust (i.e. it is not subject to the exercise of judgement or interpretation) and is generally well understood by both shareholders and management, thereby providing a “real” incentive to participants. It also ensures there is alignment between comparative shareholder return and executive rewards.

83	ASCIANO LIMITED SECTION 7: REMUNERATION REPORT EXTRACTED
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7. Remuneration report – audited (continued)

Detail of LTI arrangements for the 2014 financial year (continued)
What is the performance period for the 2014 financial year LTI and when do performance rights vest?

LTI Rights in the ROCE tranche vest over a three year period. LTI Rights in the TSR tranche vest over a three year period, with an extra year for retesting. Asciano believes that including this retest is appropriate given the long-term nature of many of the business decisions being made by its executives.

Both tranches are subject to achieving the time-based and performance-based vesting conditions described above. No dividends are payable on unvested LTI Rights.

For the grant of LTI Rights made during the 2014 financial year, the performance period commenced on 1 July 2013, with a test date of 1 July 2016. If required, the TSR tranche will have a retest on 1 July 2017.

Any LTI Rights which do not vest at the end of the applicable performance period will lapse. The obligation for LTI Rights that do vest will be satisfied by market purchase in accordance with Company policy.

What are the minimum and maximum values of the grants?	The minimum value of the LTI grants is $nil. The maximum value is disclosed in the table headed “Rights allocated under the Asciano LTI Plan” on page 88.
Are there any restrictions on the trading of the shares once vested?

Shares allocated on vesting of LTI Rights are not subject to a holding lock unless requested by the executive. Executives offered the opportunity to participate in the LTI Rights offer have the option of requesting a five or seven year holding lock. If so requested, any shares acquired upon vesting LTI Rights will be subject to a holding lock (which means the relevant executive cannot transfer or otherwise dispose of the shares) for five or seven years from the date the LTI Rights are granted. If a holding lock is not requested, the shares are available on vesting.

The Board may lift a holding lock upon application by an executive in exceptional circumstances.

In accordance with the Corporations Act 2001, KMP or their related parties are prohibited from entering into any transaction that has the effect of limiting their exposure to fluctuations in the value of awards granted to them under the LTI or STI Plan. The ban is for the period in which the awards have not yet vested and for any subsequent period that the awards are subject to a holding lock.

All trading is governed by the Company’s Share Trading Policy.

Is any amount payable on grant of the rights?	No amount is payable in respect of the grant of the LTI Rights.
What happens on a change of control of the Company?	In accordance with the plan rules, the Board has discretion to waive any vesting conditions attached to the STI or LTI Rights.
What happens if the executive ceases employment?	Where an executive ceases employment with Asciano, any unvested LTI Rights or any vested options that have not been exercised within the required period will lapse, except in specified circumstances in accordance with the plan rules.

Service agreements – executives

Details of the service agreement for the CEO are set out in section 7.3 of this Remuneration report. All service agreements for the executives are for unlimited duration. The Company may terminate an executive’s employment by providing six months’ notice (or by making payment in lieu), and may terminate immediately for misconduct or where there is a material breach of contract.

Each of the executives may terminate by giving three or six months’ notice to the Company depending on the individual’s service agreement.

Executives are not entitled to any additional termination payments under their contracts of employment.

Former executive remuneration arrangements

Mr Angus McKay ceased as Director Pacific National Rail on 28 February 2014. Details of Mr McKay’s remuneration for the year are set out in the remuneration table on page 86.

On cessation, Mr McKay was paid in accordance with contractual entitlements. His contract was drafted on the commencement of his employment to comply with the key principles of the termination payment regulations contained in the Corporations Act. Under the terms of his contract, Mr McKay was entitled to six months’ payment in lieu of notice of $448,519 and severance payment of three weeks per year of service of $167,746. His annual leave of $9,442 was also paid. No additional termination payments were made.

84	ASCIANO LIMITED SECTION 7: REMUNERATION REPORT EXTRACTED
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7. Remuneration report – audited (continued)

Mr McKay was eligible to participate in the STI Plan for the 2014 financial year. As he was a good leaver, in accordance with plan rules, he received STI payment for the 2014 financial year pro-rated for his service to 28 February 2014. As detailed in the table on page 86, Mr McKay received an STI payment of $412,300 and forfeited the remainder of $208,700.

In the 2012 and 2013 financial year STI Deferral Plans, Mr McKay earned rights which were under a time restriction. On cessation of employment, and in accordance with the plan rules for good leavers, this restriction was lifted and Mr McKay’s rights were converted to fully paid shares in Asciano. Further detail is in the remuneration tables and data in section 7.6 of this report.

Mr McKay was a participant in the 2011, 2012, 2013 and 2014 financial year LTI Plans. His entitlements under these incentive arrangements were pro-rated for the period of his employment, and any remaining entitlement was forfeited. The pro-rated entitlements will stay on foot, and any future vesting or forfeiture will be based on performance of the plan against the applicable performance conditions at the end of the relevant period. Further detail is in the remuneration tables and data in section 7.6 of this report.

7.5 Non-Executive Director remuneration

Remuneration policy

Policy objective	Comment
Aggregate fees approved by shareholders

The current aggregate fee pool for Non-Executive Directors of $3 million per annum was approved by shareholders at the 2010 AGM.

Board and committee fees, as well as statutory superannuation contributions made on behalf of the Non-Executive Directors, are included in the aggregate fee pool.

Promote independence and objectivity

Non-Executive Directors receive a cash fee for service.

To preserve independence and impartiality, Non-Executive Directors do not receive any performance related remuneration or any retirement benefits other than statutory superannuation.

Regular reviews of remuneration

Non-Executive Director fees are determined by the Board by reference to Non-Executive Director fees paid by S&P/ASX 100 Index companies, whilst also considering the responsibilities, skills and workload of the Non-Executive Directors.

The Board also seeks independent advice in benchmarking the level of fees paid.

Structure and level of fees

Key developments: 2015 financial year

•	As we anticipate challenging market conditions in the coming year, we will not be increasing Non-Executive Director fees in the 2015 financial year.

The table below shows the structure and level of Non-Executive Director fees as at the end of the 2014 and 2013 financial years:

Board/Committee	Role	2014 $	2013 $
Board	Chairman Member	525,000 170,000	525,000 170,000
Audit and Risk Committee	Chairman Member	40,000 20,000	40,000 20,000
Remuneration Committee	Chairman Member	35,000 15,000	35,000 15,000
Nomination and Succession Planning Committee	Chairman[1] Member	— 12,000	— 12,000
Sustainability Committee	Chair Member	25,000 12,000	25,000 12,000

1.	The Chairman of the Board is currently Chairman of the Nomination and Succession Planning Committee, and no additional fee is payable for this role.

85	ASCIANO LIMITED SECTION 7: REMUNERATION REPORT EXTRACTED
FROM THE DIRECTOR’S REPORT FOR THE YEAR ENDED 30 JUNE 2014

7. Remuneration report – audited (continued)

Remuneration of Non-Executive Directors for the year ended 30 June 2014

		Short-term benefits			Post-employment benefits
Non-Executive Directors	Year	Fees $	Non-monetary benefits	Sub-total $	Superannuation $	Total $
Malcolm Broomhead	2014	507,225	—	507,225	17,775	525,000
Independent Chairman	2013	508,530	—	508,530	16,470	525,000
Chris Barlow	2014	211,225	—	211,225	17,775	229,000
Independent Director	2013	212,530	—	212,530	16,470	229,000
Robert Edgar	2014	199,225	—	199,225	17,775	217,000
Independent Director	2013	200,530	—	200,530	16,470	217,000
Peter George	2014	196,225	—	196,225	17,775	214,000
Independent Director	2013	207,530	—	207,530	16,470	224,000
Shirley In’t Veld	2014	189,474	—	189,474	17,526	207,000
Independent Director	2013	190,530	—	190,530	16,470	207,000
Geoff Kleemann	2014	219,225	—	219,225	17,775	237,000
Independent Director	2013	210,530	—	210,530	16,470	227,000
Ralph Waters[1,2]	2014	172,082	—	172,082	15,918	188,000
Independent Director	2013	143,379	—	143,379	12,904	156,283
Total	2014	1,694,681	—	1,694,681	122,319	1,817,000
	2013	1,673,559	—	1,673,559	111,724	1,785,283

2.	Mr Ralph Waters was appointed to the Sustainability Committee on 19 December 2013.
3.	Mr Ralph Waters was appointed a Non-Executive Director of Asciano Limited effective from 23 August 2012; therefore, remuneration disclosed for the comparative period is from this date onwards.

86	ASCIANO LIMITED SECTION 7: REMUNERATION REPORT EXTRACTED
FROM THE DIRECTOR’S REPORT FOR THE YEAR ENDED 30 JUNE 2014

7. Remuneration report – audited (continued)

7.6 Remuneration tables and data

Remuneration of the Executive Director and KMP for the year ended 30 June 2014

	Short-term benefits					Post- employment benefits	Other long- term benefits	Termination benefits	Share-based payments
$	Year	Salary and fees[1]	Cash incentive[2]	Non- monetary benefit	Sub-total	Super- annuation	Long service accrual	Termination payments	Equity settled[3]	Value of awards as % of total remune- ration	% performance related	Total
Executive Director
John Mullen	2014	1,979,797	1,432,125	1,825	3,413,747	17,775	24,495	—	1,298,687	27	57	4,754,704
CEO	2013	2,023,550	1,404,915	1,252	3,429,717	16,470	27,539	—	1,443,540	29	58	4,917,266
Executives
Roger Burrows[4]	2014	815,841	300,000	1,825	1,117,666	17,775	8,009	—	304,183	21	42	1,447,633
CFO	2013	320,021	294,300	479	614,800	8,235	2,736	—	84,155	12	53	709,926
Alistair Field	2014	629,312	255,000	2,635	886,947	25,837	9,114	—	203,535	18	41	1,125,433
Director Terminals & Logistics	2013	624,672	223,493	1,252	849,417	16,470	14,933	—	179,510	17	38	1,060,330
David Irwin[5]	2014	773,483	325,904	30,056	1,129,443	19,488	104,393	—	204,903	14	36	1,458,227
Director Pacific National	2013	655,340	571,428	34,250	1,261,018	18,184	46,996	—	344,424	21	55	1,670,622
Philip Tonks[6]	2014	524,182	181,238	2,278	707,698	26,305	6,698	—	224,247	23	42	964,948
Director Ports & General Stevedoring	2013	282,837	166,950	638	450,425	16,765	33,552	—	124,889	20	47	625,631
Former executive
Angus McKay[7]	2014	525,662	412,300	1,840	939,802	13,331	—	625,707	313,379	17	38	1,892,219
Director PN Rail	2013	915,011	358,162	1,312	1,274,485	16,470	14,817	—	620,476	32	51	1,926,248
Total	2014	5,248,277	2,906,567	40,459	8,195,303	120,511	152,709	625,707	2,548,934	22	47	11,643,164
	2013	4,821,431	3,019,248	39,183	7,879,862	92,594	140,573	—	2,796,994	26	53	10,910,023

1.	Salary and fees includes cash salary and accrued annual leave.
2.	The cash incentive amount represents the actual STI to be paid in October 2014 (75% cash component of the STI for the 2014 financial year).
3.	Equity settled component of remuneration is comprised of the STI and LTI rights expense.
4.	Mr Roger Burrows joined Asciano as CFO on 18 February 2013. Remuneration disclosed for the comparative period is from this date onwards.
5.	Mr David Irwin was Director PN Coal up to 18 February 2014, when he commenced as Director Pacific National.
6.	Mr Philip Tonks became a KMP on 1 January 2013. Remuneration disclosed for the comparative period is only for the period Mr Tonks was a KMP.
7.	Mr Angus McKay ceased employment on 28 February 2014.

87	ASCIANO LIMITED SECTION 7: REMUNERATION REPORT EXTRACTED
FROM THE DIRECTOR’S REPORT FOR THE YEAR ENDED 30 JUNE 2014

7. Remuneration report – audited (continued)

Options allocated under the Asciano Options and Rights Plan

The Option Plan was established to provide LTIs for executives and selected employees. Under the Option Plan, participants were granted options that only vest if certain time-based and performance-based vesting conditions are met. Participation in the Option Plan was at the Board’s discretion, and no individual had a contractual right to participate in the Option Plan or to receive any guaranteed benefits.

The number of options granted to executives and selected employees was based upon their target LTI. This target LTI was determined based upon the executive’s or employee’s level of seniority and contribution to the profitability of Asciano.

The options vest over a three to four year period and are subject to Asciano’s relative TSR performance against companies in the S&P/ASX 100 Index (excluding resources and financial companies). The options also have an additional, inherent, performance hurdle, being that the share price at vesting date must be above the exercise price. The options are equity settled.

Vested options can be exercised to acquire shares in the Company, subject to paying an exercise price. No options were granted during the 2014 financial year, as the Company now uses a rights plan for its LTI Plan. The acquired shares are subject to a holding lock for a maximum period of seven years from the date the options were granted. Once the holding lock has lifted, the shares can be sold at any time subject to compliance with the Asciano Share Trading Policy. Options granted under the Option Plan are for no consideration and carry no dividend or voting rights.

The table below sets out details of options held by and granted to executives during the 2014 financial year.

2014	Grant date	Tranche[1]	Held at 1 July 2013	Granted during the year	Fair value of options granted during the year ($)	Exercised during the year	Lapsed during the year	Held at 30 June 2014
Executives
John Mullen[3]	10 November 2011	A	516,186	—	—	—	—	516,186
Alistair Field[3]	17 December 2010	A	69,445	—	—	—	—	69,445
David Irwin[2,3]	15 July 2010	A	123,457	—	—	—	—	123,457
	8 October 2009	A	17,730	—	—	10,638	7,092	—
	8 October 2009	B	53,192	—	—	53,192	—	—
Philip Tonks[2,3]	17 December 2010	A	61,729	—	—	—	—	61,729
	8 October 2009	A	17,730	—	—	10,638	7,092	—
	8 October 2009	B	53,192	—	—	53,192	—	—
Former executive
Angus McKay[3,4]	17 December 2010	A	343,750	—	—	178,750	—	165,000

1.	Options allocated to executives in Tranche A are subject to the relative TSR performance hurdle, while options allocated in Tranche B are subject to the EBIT performance hurdle.
2.	Options granted on 8 October 2009 and subject to an EBIT hurdle vested during the 2013 financial year and were exercised during the current year. Options granted on 8 October 2009 and subject to the TSR hurdle were retested on 1 July 2013 and 60% vested. These vested options were also exercised during the current year, with the unvested balance lapsing.
3.	Options granted on 15 July 2010, 17 December 2010 and 10 November 2011 are subject to a TSR hurdle. These options were tested on 1 July 2013 and 52% vested. The remaining unvested options under this plan were retested on 1 July 2014 and an additional 10% vested. Of the 1,114,567 options granted on 15 July 2010, 17 December 2010 and 10 November 2011 and held at 30 June 2014, 691,031 were vested options.
4.	Mr Angus McKay ceased to be a KMP on 28 February 2014.

There were no vested options held by KMP that were not exercisable at 30 June 2014 or at 30 June 2013.

The Non-Executive Directors did not hold any options during the reporting period.

88	ASCIANO LIMITED SECTION 7: REMUNERATION REPORT EXTRACTED
FROM THE DIRECTOR’S REPORT FOR THE YEAR ENDED 30 JUNE 2014

7. Remuneration report – audited (continued)

Rights allocated under the Asciano LTI Plan

The table below sets out details of the rights allocated to the executives during the 2014 financial year under the Asciano LTI Plan (as outlined in section 7.4).

2013	Grant date	Tranche[1]	Held at 1 July 2013	Granted during the year	Fair value of rights granted during the year ($)[2]	Vested during the year	Lapsed during the year	Held at 30 June 2014
Executives
John Mullen	12 November 2013	A	—	236,674	939,596	—	—	236,674
	12 November 2013	B	—	236,674	1,282,773	—	—	236,674
	15 November 2012	A	257,768	—	—	—	—	257,768
	15 November 2012	B	257,767	—	—	—	—	257,767
	10 November 2011[3]	A	224,072	—	—	—	—	224,072
	10 November 2011[3]	B	224,072	—	—	—	—	224,072
Roger Burrows	20 August 2013	A	—	37,126	124,743	—	—	37,126
	20 August 2013	B	—	37,125	181,912	—	—	37,125
	3 November 2012	A	40,434	—	—	—	—	40,434
	3 November 2012	B	40,434	—	—	—	—	40,434
Alistair Field	20 August 2013	A	—	31,557	106,031	—	—	31,557
	20 August 2013	B	—	31,556	154,624	—	—	31,556
	3 October 2012	A	31,842	—	—	—	—	31,842
	3 October 2012	B	31,842	—	—	—	—	31,842
	18 April 2012[3]	A	13,181	—	—	—	—	13,181
	18 April 2012[3]	B	13,180	—	—	—	—	13,180
David Irwin	18 February 2014	A	—	4,351	14,619	—	—	4,351
	18 February 2014	B	—	4,351	21,320	—	—	4,351
	20 August 2013	A	—	32,484	109,146	—	—	32,484
	20 August 2013	B	—	32,484	159,171	—	—	32,484
	3 October 2012	A	34,693	—	—	—	—	34,693
	3 October 2012	B	34,692	—	—	—	—	34,692
	16 January 2012[3]	A	28,998	—	—	—	—	28,998
	16 January 2012[3]	B	28,997	—	—	—	—	28,997
Philip Tonks	20 August 2013	A	—	25,060	84,201	—	—	25,060
	20 August 2013	B	—	25,059	122,789	—	—	25,059
	9 January 2013	A	13,394	—	—	—	—	13,394
	9 January 2013	B	13,394	—	—	—	—	13,394
Former executive
Angus McKay[4]	20 August 2013	A	—	53,252	178,926	—	—	53,252
	20 August 2013	B	—	53,251	260,930	—	—	53,251
	3 October 2012	A	57,998	—	—	—	—	57,998
	3 October 2012	B	57,997	—	—	—	—	57,997
	16 January 2012[3]	A	50,526	—	—	—	—	50,526
	16 January 2012[3]	B	50,526	—	—	—	—	50,526

1.	Rights allocated to executives in Tranche A are subject to the relative TSR performance hurdle, while rights allocated in Tranche B are subject to the ROCE performance hurdle.
2.	The rights subject to the TSR hurdle have a fair value per right of $2.50, $2.87, $2.08, $3.01, $3.36, $3.97 and $3.90 on grant dates 3 October 2012, 3 November 2012, 14 November 2012, 9 January 2013, 20 August 2013, 12 November 2013 and 18 February 2014 respectively, and have been valued at grant date using a Monte Carlo simulation. The rights subject to the ROCE performance hurdle have a fair value per right of $4.19, $4.25, $3.95, $4.47, $4.90, $5.42 and $5.39 on grant dates 3 October 2012, 3 November 2012, 14 November 2012, 9 January 2013, 20 August 2013, 12 November 2013 and 18 February 2014 respectively, and have been valued using the Binomial methodology.
3.	Rights allocated to executives during the 2012 financial year (10 November 2011, 16 January 2012 and 18 April 2012) were tested on 1 July 2014. The rights subject to the ROCE performance hurdle lapsed, while the rights subject to the TSR performance hurdle did not vest and are subject to retesting on 1 July 2015.
4.	Mr Angus McKay ceased to be a KMP on 28 February 2014.

No rights allocated under the LTI Plan vested during the 2014 financial year, and there were no vested rights held by KMP that were exercisable at 30 June 2014.

89	ASCIANO LIMITED SECTION 7: REMUNERATION REPORT EXTRACTED
FROM THE DIRECTOR’S REPORT FOR THE YEAR ENDED 30 JUNE 2014

7. Remuneration report – audited (continued)

STI Rights allocated under the STI Plan

The table below sets out details of the STI Rights allocated to the executives during the 2014 financial year under the STI Plan (as outlined in section 7.4).

2014	Grant date[1]	Tranche	Held at 1 July 2013	Granted during the year	Fair value of rights granted ($)[2]	Exercised during the year	Lapsed during the year	Held at 30 June 2014
Executives
John Mullen	20 August 2013	A	—	50,002	255,510	—	—	50,002
	20 August 2013	B	—	50,002	249,510	—	—	50,002
	3 October 2012	A	40,147	—	—	40,147	—	—
	3 October 2012	B	40,147	—	—	—	—	40,147
Roger Burrows	20 August 2013	A	—	10,475	53,527	—	—	10,475
	20 August 2013	B	—	10,474	52,265	—	—	10,474
Alistair Field	20 August 2013	A	—	7,954	40,645	—	—	7,954
	20 August 2013	B	—	7,954	39,690	—	—	7,954
	3 October 2012	A	5,904	—	—	5,904	—	—
	3 October 2012	B	5,904	—	—	—	—	5,904
David Irwin	20 August 2013	A	—	9,345	47,753	—	—	9,345
	20 August 2013	B	—	9,344	46,627	—	—	9,344
	3 October 2012	A	9,013	—	—	9,013	—	—
	3 October 2012	B	9,012	—	—	—	—	9,012
Philip Tonks	20 August 2013	A	—	11,884	60,727	—	—	11,884
	20 August 2013	B	—	11,884	60,727	—	—	11,884
	3 October 2012	A	12,868	—	—	12,868	—	—
	3 October 2012	B	12,867	—	—	—	—	12,867
Former executive
Angus McKay[3]	20 August 2013	A	—	12,747	65,137	12,747	—	—
	20 August 2013	B		12,747	63,608	12,747	—	—
	3 October 2012	A	13,579	—	—	13,579	—	—
	3 October 2012	B	13,579	—	—	13,579	—	—

1.	STI rights allocated to executives on 20 August 2013 are subject to a service condition whereby the executive is required to remain employed by the Asciano Group on 1 September 2014 (Tranche A) and 1 September 2015 (Tranche B).

STI rights allocated to executives on 3 October 2012 are subject to a service condition whereby the executive is required to remain employed by the Asciano Group on 1 September 2013 (Tranche A) and 1 September 2014 (Tranche B).

2.	The STI rights subject to a service condition to 1 September 2014 have a fair value per right of $5.11 and the STI rights subject to a service condition to 1 September 2015 have a fair value per right of $4.99. Both tranches have a grant date of 20 August 2013 and have been valued at grant date using the Binomial methodology.

The STI rights subject to a service condition to 1 September 2013 have a fair value per right of $4.36 and the STI rights subject to a service condition to 1 September 2014 have a fair value per right of $4.27. Both tranches have a grant date of 3 October 2012 and have been valued at grant date using the Binomial methodology.

3.	Mr Angus McKay ceased to be a KMP on 28 February 2014. As a result of Mr McKay being a “good leaver” all of his STI rights vested at that date.

For the year ended 30 June 2014, management has included an estimated expense for STI Rights in respect of the 2014 financial year which will be granted during the 2015 financial year. 120,584 STI Rights vested during the 2014 financial year.

90	ASCIANO LIMITED SECTION 7: REMUNERATION REPORT EXTRACTED
FROM THE DIRECTOR’S REPORT FOR THE YEAR ENDED 30 JUNE 2014

7. Remuneration report – audited (continued)

Equity holdings and transactions

The movement during the financial year in the number of Asciano’s shares held directly, indirectly or beneficially by KMP including their related parties, is set out in the following table:

2014	Opening balance	Acquired	Sold	Exercised options during the year	Other[1]	Closing balance
Non-Executive Directors[2]
Malcolm Broomhead	110,000	—	—	—	—	110,000
Chris Barlow	8,759	—	—	—	—	8,759
Robert Edgar	38,296	—	—	—	—	38,296
Peter George	46	—	—	—	—	46
Shirley In’t Veld	—	—	—	—	—	—
Geoff Kleemann	16,667	—	—	—	—	16,667
Ralph Waters	25,000	—	—	—	—	25,000
Executive Director
John Mullen	—	—	—	—	40,147	40,147
Executives
Roger Burrows	—	—	—	—	—	—
Alistair Field	—	—	—	—	5,904	5,904
David Irwin	47,413	—	—	63,830	9,013	120,256
Philip Tonks	1,107	—	—	63,830	12,868	77,805
Former executive
Angus McKay[3]	149,669	—	(178,750)	178,750	52,652	202,321

1.	The movement in “Other” includes the vesting of 81,511 and 13,579 of 2012 STI rights on 3 September 2013 and 28 February 2014 respectively, and 25,494 of 2013 STI rights on 28 February 2014.
2.	A number of the Non-Executive Directors had intended to increase their shareholdings in Asciano during the 2014 financial year, however, were not able to do so due to the requirements of Asciano’s Share Trading Policy. These Non-Executive Directors intend to increase their shareholdings in Asciano in the 2015 fianancial year if able to do so.
3.	Mr McKay ceased to be a KMP on 28 February 2014.

Purchase of securities to satisfy employee entitlements

Asciano’s policy is to satisfy all employee equity entitlements through on-market purchase. During the 2014 financial year, the Asciano Employee Share Plan Trust purchased 855,000 Asciano shares at an average price of $5.54 per share.

Loans with KMP

No loans were made to KMP during the current or prior financial year.

Other transactions with KMP

A number of KMP, or their related parties, hold positions in other entities that may from time to time transact with Asciano. The terms and conditions of any such transactions with KMP and their related parties are no more favourable than those available, or which might reasonably be expected to be available, on similar transactions to non-KMP related entities on an arm’s length basis.

7.7 Additional information – Company performance

The table below summarises key indicators of Asciano’s performance and the effect on shareholder value for the past five financial years. The EBIT before material items and ROCE measures were used as measures in relation to the STI and LTI respectively for the 2014 financial year. EBIT growth per share was used as a performance measure for the tranche of the 2010 LTI grant retested in the 2014 financial year.

91	ASCIANO LIMITED SECTION 7: REMUNERATION REPORT EXTRACTED
FROM THE DIRECTOR’S REPORT FOR THE YEAR ENDED 30 JUNE 2014

7. Remuneration report – audited (continued)

Year ended 30 June	2014	RESTATED[1] 2013	2012	2011	2010
EBIT – before material items ($M)	720.3	686.0	616.7	539.1	442.8
EBIT – before material items per share (cents)	73.8	70.3	63.1	55.2	45.3
Net profit/(loss) after tax attributable to owners of Asciano ($M)	254.4	334.5	240.8	201.6	(788.6)
Parent diluted earnings per share (cents)	26.1	34.2	24.7	20.7	(84.9)
Dividends per share (cents)	8.5	11.5	7.5	6.0	—
Closing share price ($ as at 30 June)	5.63	5.02	4.35	4.92	4.86 [3]
ROCE (%)2	10.69	11.00	10.50	9.64	7.39

1.	The restatement relates to the adoption of the amended accounting standard AASB 119 Employee Benefits (2011), as outlined in note 1(f) to the financial statements.
2.	ROCE is calculated on the formula “EBIT divided by capital employed” where EBIT is earnings before interest and tax, (adjusted for material items); and capital employed is the net operating assets of the business.
3.	The opening share price at 1 July 2009 was $3.93 (post consolidation).

92	ASCIANO LIMITED FINANCIAL REPORT
FOR THE YEAR ENDED 30 JUNE 2014

The lead auditor’s independence declaration under section 307C of the Corporations Act 2001

To: the Directors of Asciano Limited

I declare that, to the best of my knowledge and belief, in relation to the audit for the financial year ended 30 June 2015 there have been:

(i)	no contraventions of the auditor independence requirements as set out in the Corporations Act 2001 in relation to the audit; and

(ii)	no contraventions of any applicable code of professional conduct in relation to the audit.

(Signed)

KPMG

(Signed)

Steven Gatt

Partner

Sydney

21 August 2014